Exhibit 2.1

Execution Version

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

by and among

CROWN LABORATORIES, INC.,

REBA MERGER SUB, INC.

and

REVANCE THERAPEUTICS, INC.

Dated as of December 7, 2024

i

5.17	Employee Plans	49
5.18	Labor Matters	51
5.19	Permits	51
5.20	Environmental Matters	52
5.21	Compliance with Laws	52
5.22	Legal Proceedings; Orders	52
5.23	Regulatory Matters	53
5.24	Insurance	54
5.25	Related Person Transactions	54
5.26	Financial Advisors	54
5.27	Information in the Schedule 14D-9 and the Offer Documents	54
5.28	Trade Controls and Anti-Corruption Laws	55
5.29	Exclusivity of Representations and Warranties	55

Article VI REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES		56

6.1	Organization; Good Standing	56
6.2	Power; Enforceability	56
6.3	Non-Contravention	57
6.4	Requisite Governmental Approvals	57
6.5	Legal Proceedings; Orders	57
6.6	Ownership of Company Capital Stock	58
6.7	Financial Advisors	58
6.8	Operations of the Buyer Parties	58
6.9	No Parent Vote or Approval Required	58
6.10	Guarantee	58
6.11	Financing	59
6.12	Stockholder and Management Arrangements	61
6.13	Solvency	61
6.14	Parent and Merger Sub Information	62
6.15	Non-Competitor	62
6.16	Information in the Offer Documents	62
6.17	Exclusivity of Representations and Warranties	62

Article VII INTERIM OPERATIONS OF THE COMPANY		64

7.1	Affirmative Obligations	64
7.2	Forbearance Covenants	64
7.3	No Solicitation	68

Article VIII ADDITIONAL COVENANTS		74

8.1	Required Action and Forbearance; Efforts	74
8.2	Filings	75
8.3	Financing Obligations	76
8.4	Financing Cooperation	78
8.5	Anti-Takeover Laws	82
8.6	Access	83
8.7	Section 16(b) Exemption	83
8.8	Directors’ and Officers’ Exculpation, Indemnification and Insurance	83

8.9	Employee Matters	86
8.10	Obligations of Merger Sub	88
8.11	Notification of Certain Matters	89
8.12	Public Statements and Disclosure	90
8.13	Transaction Litigation	90
8.14	No Control of the Other Party’s Business	90
8.15	Parent Vote	90
8.16	Repaid Indebtedness	91
8.17	Rule 14d-10(d) Matters	91
8.18	Company SEC Reports	91
8.19	Stock Exchange De-listing	92
8.20	FIRPTA Certificate	92
8.21	Regulatory Matters	92
8.22	Resignations	92
8.23	2027 Notes; Capped Call Transactions	92

Article IX CONDITIONS TO THE MERGER		94

9.1	Conditions to Each Party’s Obligations to Effect the Merger	94

Article X TERMINATION, AMENDMENT AND WAIVER		94

10.1	Termination	94
10.2	Manner and Notice of Termination; Effect of Termination	96
10.3	Fees and Expenses	97
10.4	Amendment	101
10.5	Extension; Waiver	101
10.6	No Liability of Financing Sources	101

Article XI GENERAL PROVISIONS		102

11.1	Survival of Representations, Warranties and Covenants	102
11.2	Notices	102
11.3	Assignment	103
11.4	Confidentiality	103
11.5	Entire Agreement	104
11.6	Third-Party Beneficiaries	104
11.7	Severability	104
11.8	Remedies	104
11.9	Governing Law	106
11.10	Consent to Jurisdiction	106
11.11	WAIVER OF JURY TRIAL	107
11.12	Company Disclosure Letter References	108
11.13	Counterparts	108
11.14	Release	108

ANNEXES

Annex I	Conditions to the Offer

EXHIBITS

Exhibit A	Surviving Corporation Certificate of Incorporation

Exhibit B	Form of Bylaws of Merger Sub

Exhibit C	Form of Support Agreement

Exhibit D	Equity Commitment Letter

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 7, 2024, by and among Crown Laboratories, Inc., a Delaware corporation (“Parent”), Reba Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub,” and together with Parent, the “Buyer Parties”), and Revance Therapeutics, Inc., a Delaware corporation (the “Company”). Each of the Company, Parent and Merger Sub is sometimes referred to as a “Party.” Certain capitalized terms that are used in this Agreement have the respective meanings given to them in Article I.

RECITALS

A.         The Parties entered into that certain Agreement and Plan of Merger (the “Original Merger Agreement”), dated as of August 11, 2024 (the “Original Signing Date”). The Parties desire to amend and restate the Original Merger Agreement in its entirety on the terms and subject to the conditions set forth in this Agreement.

B.          On the terms and subject to the conditions set forth herein, Parent has agreed to cause Merger Sub to commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase all of the outstanding shares of common stock, $0.001 par value, of the Company (the “Company Common Stock,” each a “Share” and collectively, the “Shares”) at a price of $ 3.10 per Share (such amount per Share, the “Offer Price”), in cash, without interest;

C.          As soon as practicable following the consummation of the Offer, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger, on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding Share as of the Effective Time (other than Excluded Shares) shall be converted into the right to receive the Offer Price, in cash, without interest, and subject to any withholding of Taxes, and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

C.          The board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement, providing for the Offer and the Merger in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein, and the transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Company Stockholders; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Offer and the Merger upon the terms and subject to the conditions set forth herein; (iii) resolved to recommend that the Company Stockholders tender their Shares to Merger Sub pursuant to the Offer, upon the terms and subject to the conditions set forth herein; and (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL.

D.          Each of the board of directors of Parent and the board of directors of Merger Sub has (i) declared it advisable to enter into this Agreement; (ii) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations hereunder, and the consummation of the Offer and the Merger upon the terms and subject to the conditions set forth herein; and (iii) in the case of the board of directors of Merger Sub only, recommended that Parent, as the sole stockholder of Merger Sub, adopt this Agreement and approve the Offer and Merger in accordance with the DGCL.

E.          Immediately following the execution of this Agreement, Parent, as the sole stockholder of Merger Sub, shall adopt resolutions adopting and approving this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger (the “Merger Sub Stockholder Approval”).

F.          Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent has delivered (i) an amended and restated limited guarantee (the “Guarantee”) from Hildred Perennial Partners I, LP, Hildred Capital Co-Invest-REBA, LP, Hildred Equity Partners III, LP and Hildred Equity Partners III-A, LP (collectively, the “Guarantor”) in favor of the Company and pursuant to which, subject to the terms and conditions contained therein, the Guarantor is guaranteeing certain obligations of the Buyer Parties in connection with this Agreement; (ii) an amended and restated commitment letter between Parent and the Guarantor, pursuant to which the Guarantor has committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the cash amounts set forth therein (the “Equity Commitment Letter”); and (iii) the Debt Commitment Letter.

G.         Concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Buyer Parties to enter into this Agreement, certain of the Company’s Stockholders entered into amended and restated support agreements with the Buyer Parties, substantially in the form attached hereto as Exhibit C (a “Support Agreement”), pursuant to which, among other things, such stockholders have agreed to tender their Shares into the Offer.

The Buyer Parties and the Company desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement, the Offer, and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Offer and the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the Buyer Parties and the Company agree as follows:

ARTICLE I
DEFINITIONS & INTERPRETATIONS

1.1        Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a)          “2027 Notes” means the Company’s 1.75% Convertible Senior Notes due 2027.

(b)         “2027 Notes Indenture” means the Indenture, dated as of February 14, 2020, by and between Revance Therapeutics, Inc. and U.S. Bank National Association, as Trustee.

(c)        “2027 Notes Trustee” means U.S. BANK NATIONAL ASSOCIATION as Trustee under the 2027 Notes Indenture, or any subsequent Trustee (as defined in the 2027 Notes Indenture).

(d)       “Acceptable Confidentiality Agreement” means any confidentiality agreement containing terms no less restrictive in any material respect on the Company’s counterparty (and its Affiliates and Representatives) than those contained in the Confidentiality Agreement, and under no circumstances restricts the Company from its obligations under this Agreement (including, for the avoidance of doubt, the Company’s obligations under Section 7.3); provided that such confidentiality agreement need not contain any “standstill” or similar provision or otherwise prohibit the making of any Acquisition Proposal.

(e)        “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by the Buyer Parties) to engage in an Acquisition Transaction.

(f)        “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated hereby) involving:

(i)       any direct or indirect purchase or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons (in each case, other than the Buyer Parties or their Affiliates or any group that includes the Buyer Parties or their Affiliates), whether from the Company or any other Person(s), of securities representing more than 20% of the total outstanding equity securities of the Company (by vote or economic interests) after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” of Persons that, if consummated in accordance with its terms, would result in such Person or “group” of Persons beneficially owning more than 20% of the total outstanding equity securities of the Company (by vote or economic interests) after giving effect to the consummation of such tender or exchange offer;

(ii)      any direct or indirect purchase, license or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons (in each case, other than the Buyer Parties or their Affiliates or any group that includes the Buyer Parties or their Affiliates) of assets constituting or accounting for more than 20% of the consolidated assets, revenue or net income of the Company Group, taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition); or

(iii)   any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company pursuant to which any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons (in each case, other than the Buyer Parties or their Affiliates or any group that includes the Buyer Parties or their Affiliates) would hold securities representing more than 20% of the total outstanding equity securities of the Company (by vote or economic interests) after giving effect to the consummation of such transaction.

(g)        “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise; provided that Parent, Merger Sub and their respective Subsidiaries shall not be considered an Affiliate of any portfolio company (other than Parent, Merger Sub and their respective Subsidiaries) or investment fund (excluding investment funds focused on private equity) managed by Hildred Capital Management, LLC, nor shall any portfolio company (other than Parent, Merger Sub and their respective Subsidiaries) or investment fund (excluding investment funds focused on private equity) managed by Hildred Capital Management, LLC be considered to be an Affiliate of Parent, Merger Sub or any of their respective Subsidiaries.

(h)         “Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), the Anti-Kickback Act of 1986, as amended, the UK Bribery Act of 2010, and the Anti-Bribery Laws of the People’s Republic of China or any applicable legal requirements of similar effect, and the related regulations and published interpretations thereunder.

(i)          “Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and all other laws, whether in any domestic or foreign jurisdiction, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

(j)          “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company Group as of December 31, 2023, set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2023.

(k)          “Business Day” means each day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York.

(l)          “Capped Call Confirmations” means the Capped Call Confirmations set forth in Section 5.4 of the Company Disclosure Letter.

(m)        “Capped Call Transactions” means the transactions documented under the Capped Call Confirmations.

(n)         “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(o)         “Company Board” means the Board of Directors of the Company.

(p)         “Company Capital Stock” means, collectively, Company Common Stock and Company Preferred Stock.

(q)         “Company Common Stock” means Common Stock, par value $0.001, of the Company.

(r)      “Company Equity Plans” means, collectively, the Revance Therapeutics, Inc. 2014 Equity Incentive Plan, the Revance Therapeutics, Inc. Amended and Restated 2014 Inducement Plan and the Hint, Inc. 2017 Equity Incentive Plan.

(s)          “Company ESPP” means the Revance Therapeutics, Inc. 2014 Employee Stock Purchase Plan.

(t)          “Company Group” means the Company and its Subsidiaries.

(u)       “Company Intellectual Property” means any Intellectual Property that is owned or purported to be owned by the Company Group.

(v)        “Company IT Systems” means all computer hardware (whether general or special purpose), electronic data processing systems, information technology systems, computer systems, servers, and Software that are owned by any member of the Company Group or used in the conduct of the business of, the Company Group.

(w)      “Company Material Adverse Effect” means any change, event, occurrence, effect, condition, state of facts or circumstance (each, an “Effect”) that, individually or when taken together with any other Effect, has, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company Group, taken as a whole; provided, however, that none of the following (by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):

(i)      changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally;

(ii)      changes in general conditions in the financial markets, business markets, credit markets or capital markets in the United States or any other country or region in the world, including (1) changes in interest rates or credit ratings generally in the United States or any other country; (2) changes in exchange rates generally for the currencies of any country; (3) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; or (4) changes to interest rates, tariffs, inflation or inflation rates or the prices or availabilities of commodities, raw materials or energy supply generally;

(iii)     changes in general conditions in the industries or geographies in which the Company Group generally conducts business;

(iv)     changes in general regulatory, legislative or political conditions in the United States or any other country or region in the world;

(v)      any general geopolitical conditions, outbreak of hostilities, acts of war (whether or not declared), sabotage, cyberterrorism by or sponsored by a Governmental Authority, terrorism or military actions (including any continuation, escalation or general worsening of any such hostilities, acts of war, sabotage, terrorism, military actions, civil unrest or disobedience, protests or insurrection) in the United States or any other country or region in the world;

(vi)   the commencement, occurrence, continuation or escalation of earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions, epidemics, pandemics or disease outbreaks and other acts of God or force majeure events in the United States or any other country or region in the world;

(vii)    any Effect resulting from the negotiation, entry into or announcement of the Original Merger Agreement, or the pendency of the Offer, the Merger and the transactions contemplated hereby, including (1) by reason of the identity of, or any facts or circumstances relating to Parent, Merger Sub or any of their respective Affiliates (without giving effect to the proviso in the definition of Affiliates), (2) by reason of any communication by Parent or any of its Affiliates (without giving effect to the proviso in the definition of Affiliates) regarding the plans or intentions of Parent with respect to the conduct of the business of the Company Group following the Acceptance Time, and (3) the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company Group with suppliers, customers, partners, vendors, licensors, licensees, distributors, employees, regulators or any other third Person (in each case, other than for purposes of (a) any representation or warranty contained in Sections 5.4 or Section 5.5, or (b) the condition set forth in clause (D) of Annex I, solely as such condition relates to Sections 5.4 or Section 5.5, but, in each case, subject to disclosures in Sections 5.4 or Section 5.5 of the Company Disclosure Letter, to the extent the purpose of such representation and warranty is to address the consequences resulting from the execution of this Agreement or the consummation of the transactions contemplated hereby);

(viii)   the compliance by any Party with the express terms of this Agreement, including any action taken or refrained from being taken as expressly required by this Agreement (other than with respect to Section 7.2);

(ix)      Parent or Merger Sub’s breach of this Agreement;

(x)       changes after the date of this Agreement in GAAP or other applicable accounting standards or in any applicable Laws or regulations (or the interpretation of any of the foregoing);

(xi)     changes after the date of this Agreement in the price or trading volume of the Company Common Stock, in and of itself (it being understood that any cause of such change may be deemed to constitute, in and of itself or changes in the Company’s ability to continue as a going concern, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred, to the extent not otherwise excluded by the definition hereof);

(xii)   any failure, in and of itself, by the Company Group to meet (1) any public analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (2) any internal projections or forecasts of its revenues, earnings or other financial performance (it being understood that any cause of any such failure set forth in clauses (1) and (2) may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred, to the extent not otherwise excluded from the definition hereof);

(xiii)   the items set forth on Section 1.1(w)(xiii) of the Company Disclosure Letter; and

(xiv)   any Transaction Litigation made or brought by any of the current or former holders of Company Common Stock (directly on their own behalf or derivative in the right or otherwise on behalf of the Company) against the Company, including Legal Proceedings arising out of the Offer, the Merger or in connection with the other transactions contemplated hereby;

except, with respect to clauses (i), (ii), (iii), (iv), (v) and (vi), to the extent that such Effect has had a disproportionate adverse effect on the Company relative to other companies operating in the industries in which the Company Group conducts business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect.

(x)         “Company Option” means a compensatory option to purchase shares of Company Common Stock granted under any Company Equity Plan or otherwise.

(y)          “Company Preferred Stock” means the Preferred Stock, par value $0.001 per share, of the Company.

(z)        “Company Products” means all products or services of the Company Group from which the Company Group is deriving, or currently expects to derive, revenue from the sale, license, manufacture, distribution, commercialization or other provision thereof (including, for clarity, all such products or services currently under development).

(aa)     “Company PSA” means a restricted stock award granted under any Company Equity Plan or otherwise whose vesting is conditioned in full or in part based on the achievement of performance goals or metrics.

(bb)      “Company PSU” means a restricted stock unit award granted under any Company Equity Plan or otherwise whose vesting is conditioned in full or in part based on the achievement of performance goals or metrics.

(cc)       “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by any member of the Company Group.

(dd)       “Company RSA” means a restricted stock award granted under any Company Equity Plan or otherwise, other than a Company PSA.

(ee)      “Company RSU” means a restricted stock unit award granted under any Company Equity Plan or otherwise, other than a Company PSU.

(ff)         “Company Stockholders” means the holders of shares of Company Common Stock.

(gg)        “Company Termination Fee” shall mean an amount equal to $13,373,000.00.

(hh)       “Continuing Employee” means each individual who is an employee of the Company Group immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) on and immediately following the Effective Time.

(ii)       “Contract” means, in each case, whether written or oral, any (i) contract, subcontract, letter of intent, note, bond, mortgage, indenture, lease, license, sublicense, or (ii) other legally binding agreement.

(jj)      “Data Protection Requirement” means (i) all applicable data or privacy Laws concerning the Processing of Personally Identifiable Information, including Laws that relate to the security and protection of Personal Information, data privacy, trans-border data flow or data protection, or security breach notifications (“Data Protection Laws”), (ii) the Company Group’s privacy policies and written statements or notifications regarding the Company Group’s privacy or data security practices, or Processing of Personally Identifiable Information, and (iii) any requirement of any Contract to which the Company Group is a party or is otherwise bound, or binding industry standards, in each case, concerning the Processing of Personally Identifiable Information.

(kk)      “Debt Commitment Letter” means the fully and duly executed amended and restated debt commitment letter, dated as of the date of this Agreement, delivered by Parent to the Company on the date hereof prior to the execution of this Agreement (together with all annexes, exhibits, schedules and other attachments thereto and as amended, restated, amended and restated, supplemented, replaced, substituted, waived or otherwise modified in accordance with its terms and to the extent permitted by, and in accordance with, Section 8.3).

(ll)         “DOJ” means the United States Department of Justice or any successor thereto.

(mm)     “Environmental Law” means any applicable law (including common law), statute, rule, regulation or order relating to pollution, the protection of the environment (including ambient air, surface water, groundwater or land) or exposure of any Person with respect to Hazardous Substances or otherwise relating to the production, use, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of any Hazardous Substances, or the investigation, clean-up or remediation thereof.

(nn)       “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(oo)        “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(pp)       “Executive Severance Plan” means the Revance Therapeutics, Inc. Amended and Restated Executive Severance Plan, effective as of February 7, 2024.

(qq)       “Financing Sources” means, collectively, the entities party to the Debt Commitment Letter and any Person that provides, or has entered into, or in the future enters into, any Contract (including any Financing Agreement) with Parent or any of its Affiliates in connection with, or that is otherwise acting as a lender, arranger, bookrunner, manager, agent or any other similar representative in respect of, all or any part of the Debt Financing, together with their respective Affiliates, and their respective Affiliates’, officers, directors, employees, agents and representatives and their respective successors and assigns; provided that none of Parent, Merger Sub or any of their Affiliates shall be a Financing Source.

(rr)         “FTC” means the United States Federal Trade Commission or any successor thereto.

(ss)         “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(tt)        “Governmental Authority” means any government, governmental or regulatory entity or body, department, commission, bureau, council, board, agency or instrumentality, and any court, tribunal, arbitrator or arbitral body (public or private) or judicial body, in each case whether federal, state, county or provincial, and whether local or foreign.

(uu)       “Hazardous Substance” means any substance, material or waste that is characterized or regulated by a Governmental Authority pursuant to any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or “radioactive,” or otherwise a basis for liability under Environmental Law, including petroleum and petroleum products, polychlorinated biphenyls, per- and polyfluoroalkyl substances and friable asbestos.

(vv)       “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(ww)    “Indebtedness” means any of the following liabilities or obligations: (i) indebtedness for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith); (ii) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) reimbursement and payment liabilities pursuant to or in connection with letters of credit or banker’s acceptances or similar items (solely to the extent drawn, and not otherwise contingent); (iv) liabilities pursuant to capitalized leases; (v) liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (vi) deferred purchase price liabilities related to past acquisitions; (vii) payment obligations arising in connection with earnouts or other contingent payment obligations under Contracts (other than contingent indemnification obligations that have not matured and as to which no claims have been made, or to the Knowledge of the Company, threatened); (viii) liabilities arising from any breach of any of the foregoing; and (ix) indebtedness (A) of others guaranteed by the Company Group (or such lower amount of maximum liability as is expressly provided for under the documentation pursuant to which the respective guaranty is provided) or (B) secured by any lien or security interest on the assets of the Company Group.

(xx)     “Intellectual Property” means any United States and foreign: (i) patents and patent applications, including any divisionals, continuations, continuations-in-part, reissues and reexaminations thereof (“Patents”); (ii) copyrights (whether registered or unregistered) and copyrightable subject matter, copyright registrations and applications therefor (“Copyrights”); (iii) trademarks, service marks, trade dress rights, slogans, logos and similar designation of origin and rights therein, and all goodwill associated with any of the foregoing (“Marks”); (iv) rights in mask works, and mask work registrations and applications therefor; (v) rights in Software, databases, data compositions, know-how, trade secrets, inventions, formulations, formulas, processes, compositions of matter, and confidential, proprietary, or technical information; (vi) domain names and social media identifiers; and (vii) any other intellectual property rights or similar or equivalent rights to any of the foregoing anywhere in the world.

(yy)       “IP Contract” means any Contract to which a member of the Company Group is a party (i) pursuant to which a member of the Company Group grants to a third Person any license or other right in, to, or under Company Intellectual Property, (ii) pursuant to which a third Person has granted to a member of the Company Group any license or other right in, to, or under any Intellectual Property, or (iii) Contracts entered into to settle or resolve any Intellectual Property-related dispute or otherwise affecting the Company Group’s rights to use or enforce any Company Intellectual Property in any material respect, in each case, other than any (1) non-disclosure agreements, clinical trial agreements and material transfer agreements entered into in the ordinary course of business and that do not include assignments of, or exclusive licenses to, Intellectual Property; (2) non-exclusive licenses granted to service providers in the ordinary course of business (including in connection with the development, distribution or sale of the Company Products); (3) Contracts in which the grant of non-exclusive rights is incidental and immaterial to performance of such contract; (4) licenses to Open Source Software or non-exclusive licenses of commercially available, unmodified off-the-shelf Software; and (5) Contracts pursuant to which any Intellectual Property rights are assigned to the Company Group member by any current or former employees, consultants or contractors of a member of the Company Group in the ordinary course of business.

(zz)        “IRS” means the United States Internal Revenue Service or any successor thereto.

(aaa)      “Knowledge” of the Company, with respect to any matter in question, means the actual knowledge of the Mark Foley, Tobin C. Schilke, Erica Jordan and Amie Krause, in each case, as of the date hereof, in each case after reasonable inquiry of those employees who would reasonably be expected to have actual knowledge of the matter in question.

(bbb)    “Law” means any legislation, statute, act, law (including common law), ordinance, rule, regulation, code, directive, determination or stock exchange listing requirement, as applicable, and “order” will refer to any decree, writ, ruling, award, judgment, injunction or other order in any Legal Proceedings by or with any Governmental Authority.

(ccc)     “Legal Proceeding” means any claim, action, charge, audit, lawsuit, litigation, complaint, arbitration, investigation, inquiry or other similar legal proceeding brought by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.

(ddd)     “Material Contract” means any of the following Contracts:

(i)      any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company Group, taken as a whole;

(ii)      any material Contract (excluding, solely for purposes of Section 5.12(a) but not for any other purposes, purchase orders, statements of work, or similar arrangements which do not exceed $1,500,000 in the aggregate with one customer) with any of the top ten (10) customers of the Company Group, taken as a whole, determined on the basis of total revenue of the Company Group attributable to such customers pursuant to such Contracts in effect as of the date of this Agreement, for the twelve (12) months ended September 30, 2024;

(iii)     any material Contract (excluding, solely for purposes of Section 5.12(a) but not for any other purposes, purchase orders, statements of work, or similar arrangements which do not exceed $1,500,000 in the aggregate with one vendor, except as set forth on Section 5.12(a)(iii) of the Company Disclosure Letter) with any of the top ten (10) vendors (excluding legal, accounting, tax and similar professional service providers) to the Company Group, taken as a whole, determined on the basis of expenditures, excluding residual spend, by the Company Group, taken as a whole, for the twelve (12) months ended September 30, 2024;

(iv)      any IP Contract;

(v)      any Contract containing any covenant or other provision (A) limiting the right of the Company Group to engage in any material line of business or to compete with any Person in any line of business or geographic area that is material to the Company Group; (B) prohibiting the Company Group from engaging in any business with any Person or levying any fine, charge or other payment for doing so; (C) containing and limiting the right of the Company Group pursuant to any “most favored nation” or “exclusivity” provisions; (D) granting a third party exclusive development, marketing or distribution rights with respect to any of the Company Products; or (E) containing provisions described in clauses (A)-(D) that would bind Parent and its Affiliates (without giving effect to the proviso in the definition of “Affiliate”) after Closing, in each case of the above other than any such Contracts that (1) may be canceled without material liability to the Company or its Subsidiaries upon notice of ninety (90) days or less, or (2) are not material to the Company Group, taken as a whole;

(vi)      any Contract (A) relating to the disposition or acquisition of assets by the Company Group in the past five (5) years, with a value or purchase price greater than $1,000,000 after the date of this Agreement other than in the ordinary course of business; or (B) pursuant to which the Company Group will acquire any material ownership interest in any other Person or other business enterprise other than any Subsidiary of the Company;

(vii)  any Contract constituting an indenture, note, purchase agreement, loan, mortgage or credit agreement evidencing outstanding Indebtedness for borrowed money incurred by any member of the Company Group in an aggregate principal amount in excess of $1,000,000, other than Contracts evidencing such Indebtedness solely among members of the Company Group;

(viii)    any Lease set forth in Section 5.13(b) of the Company Disclosure Letter;

(ix)     any Contract that is an agreement in settlement of a dispute or conciliation or similar Contract, in each case, that imposes any material obligation on the Company Group after the date of this Agreement;

(x)     any Contract that is a joint venture entity, a legal partnership or similar arrangement that is reasonably expected to be material to the Company Group (excluding commercial agreements that do not involve the formation of an entity with any third Person);

(xi)      any Collective Bargaining Agreement;

(xii)    except to the extent already listed as a Material Contract, any Contract (excluding, solely for purposes of Section 5.12(a) but not for any other purposes, purchase orders, statements of work, or similar arrangements which do not exceed $1,500,000 in the aggregate with one customer or vendor, except as set forth on Section 5.12(a)(iii) of the Company Disclosure Letter) with any of the parties listed on Section 1.1(ddd)(xii) of the Company Disclosure Letter; and

(xiii)   any Contract representing a Related Party Transaction.

(eee)      “Nasdaq” means The Nasdaq Global Select Market and any successor stock exchange.

(fff)       “Open Source Software” means any Software (in source or object code form) that is licensed pursuant to any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation) or any similar license to Software, including any such license that conditions any rights granted in such license on the disclosure, distribution or licensing of any other Software in source code form (other than the licensed Software in its unmodified form).

(ggg)    “Parent Related Parties” means the Buyer Parties, the Guarantor and the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Financing Sources, Affiliates (other than the Buyer Parties or the Guarantor), members, managers, general or limited partners, stockholders and assignees of each of the Buyer Parties and the Guarantors.

(hhh)     “Parent Termination Fee” means an amount equal to $20,059,000.00.

(iii)       “Per Share Price” means the amount equal to $3.10, without interest thereon, per share of Company Common Stock that is outstanding immediately prior to the Effective Time.

(jjj)       “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established on consolidated financial statements of the Company Group filed with the Company SEC Reports to the extent required by GAAP; (ii) mechanics, carriers’, workmen’s, warehousemen’s, repairmen’s, materialmen’s or other liens or security interests that are not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (iii) leases, subleases and sub-subleases of real property (other than capital leases and leases underlying sale and leaseback transactions, except as set forth on Section 1.1(jjj) of the Company Disclosure Letter); (iv) liens imposed by applicable Law (other than Tax Law); (v) pledges or deposits to secure obligations pursuant to workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use or value of the applicable property owned, leased, used or held for use by the Company Group; (viii) liens securing indebtedness or liabilities that are reflected in the Company SEC Reports filed as of the date of this Agreement and incurred in the ordinary course of business; (ix) licenses of Company Intellectual Property granted in the ordinary course of business; (x) statutory, common Law or contractual liens (or other encumbrances of any type) of landlords or liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company Group; or (xi) except with respect to Company Intellectual Property, liens (or other encumbrances of any type) that do not materially and adversely affect the use or operation of the property subject thereto.

(kkk)   “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(lll)       “Personally Identifiable Information” means all data relating to an identified or identifiable individual (i.e., data that identifies an individual or, in combination with any other information or data, is reasonably capable of identifying an individual), and any other data that is classified as ‘personal information,’ ‘personal data,’ ‘sensitive information’ ‘protected health information’ or ‘personally identifiable information’ under applicable Laws.

(mmm)  “Processed” or “Processing” means, with respect to data, to store, collect, copy, process, transfer, transmit, display, access, use, adapt, record, retrieve, organize, structure, erase or disclose, and any other operation or set of operations performed on any data, including Personally Identifiable Information, which is defined as ‘processed’ or ‘processing’ under any applicable Data Protection Laws.

(nnn)     “Registered Intellectual Property” means all United States and foreign (i) issued Patents and Patent applications; (ii) registered Marks and applications to register Marks; (iii) registered Copyrights and applications for Copyright registration; and (iv) domain names.

(ooo)     “Required Financial Information” [Reserved].

(ppp)     “Sanctioned Country” means any country or region or government thereof that is, or has been in the last five years, the subject or target of a comprehensive embargo under Trade Control Laws (including Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and so-called Luhansk People’s Republic regions of Ukraine and the non-government controlled areas of the Zaporizhzhia and Kherson regions of Ukraine).

(qqq)    “Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Trade Control Laws including: (i) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including OFAC’s List of Specially Designated Nationals and Blocked Persons, or any other sanctions- or export-related restricted party list maintained by OFAC, the U.S. Department of Commerce Bureau of Industry and Security, or the U.S. Department of State; (ii) the Government of Venezuela or any Person located, organized, or resident in, or a national of, a Sanctioned Country; or (iii) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clauses (i) or (ii).

(rrr)        “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(sss)       “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(ttt)        “Securities Act” means the Securities Act of 1933, as amended.

(uuu)      “Separation Plan” means the Revance Therapeutics, Inc. Separation Plan, effective January 1, 2022.

(vvv)    “Software” means all computer software (in object code or source code format), applications, utilities, development tools, diagnostics, databases and embedded systems, and all documentation related thereto.

(www)  “Specified Data Breach” means (i) the unauthorized disclosure, access, theft, transmission, transfer or other Processing of Personally Identifiable Information in the possession, custody or control of any member of the Company Group, or Processed on behalf of the Company Group, or (ii) any breach of security or security incident affecting any Company IT Systems or any data Processed thereby, including any successful phishing incident, ransomware or malware attack.

(xxx)     “Stockholder List Date” means the date of the list of Company Stockholders used to determine the Persons to whom the Offer Documents and Schedule 14D-9 are first disseminated.

(yyy)     “Subsidiary” of any Person means any other Person (other than a natural Person) of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing more than 50% of the total outstanding securities or ownership interests of such first Person, in each case, are owned, directly or indirectly, by such first Person.

(zzz)      “Superior Proposal” means any bona fide written Acquisition Proposal that was not the result or effect of a violation of Section 7.3(a) of this Agreement (or, subject to Section 11.4 of this Agreement, Section 7.3(a) of the Original Merger Agreement) and was made by an unaffiliated third party for an Acquisition Transaction on terms that the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) is reasonably likely to be consummated in accordance with its terms, taking into account all factors that the Company Board deems appropriate that may include, but are not limited to, legal, regulatory and financing aspects of the proposal (including the sources of and terms of financing, market conditions, the form of consideration, termination fees, expense reimbursement provisions, the timing of and conditions of closing and certainty of closing) and the identity of the Person making the proposal and other aspects of the Acquisition Proposal, and if consummated, would be more favorable from a financial point of view to the Company Stockholders (in their capacity as such) than the transactions contemplated by this Agreement (taking into account any revisions to this Agreement committed to in writing by Parent prior to or in response to such Acquisition Proposal). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(aaaa)   “Tax” means any federal, state, local and non-U.S. gross income, gross receipts, income, profits, gains, net worth, earnings, accumulated earnings, sales, use, production, occupation, value-added, ad valorem, transfer, documentary, franchise, registration, license, lease, service, service use, capital stock, social security, disability, severance, environmental, stamp, premium, withholding, payroll, employment, unemployment, estimated, value-added, ad-valorum, goods and services, alternative or add-on minimum, windfall profits, excise, property (real or personal), personal holding company, tangible, export, license, customs, duties or other taxes, fees, tariffs, imposts, levies or other assessments or charges of any kind whatsoever, together with all interest, penalties and additional or additions to tax imposed with respect thereto, in each case, imposed by any Governmental Authority.

(bbbb)   “Tax Return” means any return, declaration, statement, report, claim for refund or information return or other information or document that is filed or required or permitted to be supplied to or filed with a Governmental Authority with respect to Taxes, including amendments and attachments thereto and any amendments thereof.

(cccc)    “Trade Control Laws” means all export, reexport, transfer, retransfer, and import control Laws; all U.S. anti-boycott Laws; and all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State), His Majesty’s Treasury of the United Kingdom, the European Union, and the United Nations Security Council.

(dddd)   “Transaction Documents” means, collectively, the Confidentiality Agreement, the Guarantee, the Equity Commitment Letter, the Support Agreements and the other documents contemplated by the foregoing or any document or instrument delivered in connection with this Agreement or those agreements.

(eeee)   “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates (and/or their respective directors and/or executive officers) or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case, in connection with, arising from or otherwise relating to or regarding the Offer, the Merger or any other transaction contemplated by this Agreement, including any Legal Proceeding alleging or asserting any misrepresentation or omission in the Schedule 14D-9 or any other communications to the Company Stockholders, other than any Legal Proceedings among the Parties or with the Financing Sources related to this Agreement, the Guarantee or the Financing Commitments.

(ffff)      “Treasury Regulations” means the regulations promulgated under the Code.

(gggg)    “Unvested Company Option” means each outstanding Company Option as of immediately prior to the Effective Time that is not a Vested Company Option.

(hhhh)   “Unvested Company RSA” means each outstanding Company RSA as of immediately prior to the Effective Time that is not a Vested Company RSA.

(iiii)      “Unvested Company RSU” means each outstanding Company RSU as of immediately prior to the Effective Time that is not a Vested Company RSU.

(jjjj)      “Vested Company Option” means a Company Option that is unexpired, outstanding and vested as of immediately prior to the Effective Time or that vests in accordance with the terms, as in effect on the date hereof, as a result of the consummation of the Merger.

(kkkk)   “Vested Company RSA” means a Company RSA that vests in accordance with its terms, as in effect on the date hereof, as a result of the consummation of the Merger.

(llll)     “Vested Company RSU” means a Company RSU that is unexpired, outstanding, and vested as of immediately prior to the Effective Time or that vests in accordance with its terms, as in effect on the date hereof, as a result of the consummation of the Merger.

(mmmm)“Willful and Material Breach” means a material breach of this Agreement that is a consequence of an act or failure to act undertaken or omitted to be taken by the breaching Party with the actual knowledge that the taking of such act or failure to take such act would, or would reasonably be expected to, cause, or constitute a material breach of this Agreement.

1.2        Additional Definitions. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Acceptance Time	2.1(e)
Agreement	Preamble
Alternative Acquisition Agreement	7.3(a)
Alternative Debt Financing	8.3(c)
Alternative Debt Financing Agreements	8.3(c)
Alternative Debt Financing Commitment	8.3(c)
Annual Bonus	8.9(b)
Annual Bonus Payment Date	8.9(b)
Buyer Parties	Preamble
Bylaws	5.1
Capitalization Date	5.6(a)
Cash Replacement Amount	3.5(c)(ii)
Cash Replacement Option Amount	3.5(c)(ii)
Cash Replacement Company RSA Amount	3.5(b)(ii)
Cash Replacement Company RSU Amount	3.5(a)(ii)
Centerview	5.3(b)
Certificate of Merger	3.1(c)

Certificates	3.3(a)
Charter	5.1
Chosen Courts	11.10(a)
Closing	3.1(b)
Closing Date	3.1(b)
Collective Bargaining Agreement	5.18(a)
Company	Preamble
Company 401(k) Plan	8.9(d)
Company Board Recommendation	5.3(a)
Company Common Stock	Recitals
Company Disclosure Letter	Article V
Company Equity Awards	5.6(b)
Company Option Consideration	3.5(c)(i)
Company PSA Consideration	3.5(d)
Company PSU Consideration	3.5(e)
Company Related Parties	10.3(f)
Company RSA Consideration	3.3(b)
Company RSU Consideration	3.5(a)(i)
Company SEC Reports	5.8
Company Securities	5.6(c)
Compensation Continuation Period	8.9(a)
Confidentiality Agreement	11.4
Consent	5.5
Consideration Fund	3.3(a)
Continuation Period	8.9(a)
Current Insurance	8.8(b)
Debt Fee Letter	6.11(a)
Debt Financing	6.11(a)
Debt Financing Commitment	6.11(a)
DGCL	Recitals
Dissenting Shares	3.4
Dollars	1.3(e)
Effective Time	3.1(c)
Electronic Delivery	11.13
Employee Plan	5.17(a)
Enforceability Limitations	5.2
Equity Award Consideration	3.5(e)
Equity Commitment Letter	Recitals
Equity Financing	6.11(a)
Excluded Shares	2.1(a)
Expiration Time	2.1(c)
Final Purchase Period	3.5(f)
Financing	6.11(a)
Financing Commitments	6.11(a)
FDA	5.23(a)
FDA Act	5.22(a)

Guarantee	Recitals
Guarantor	Recitals
Indemnified Person	8.8(a)
Insured Persons	8.8(b)
Intervening Event	7.3(d)(i)
Investors	Recitals
Lease	5.13(b)
Leased Real Property	5.13(b)
Maximum Amount	8.8(b)
Merger	Recitals
Merger Consideration	3.2(a)
Merger Sub	Preamble
Merger Sub Stockholder Approval	Preamble
New Plan	8.9(c)
Notice Period	7.3(d)(ii)(2)
Offer	Recitals
Offer Conditions	2.1(a)
Offer Commencement Date	2.1(a)
Offer Documents	2.1(f)
Offer Price	Recitals
Original Merger	11.14
Original Merger Agreement	Recitals
Original Offer	11.14
Original Signing Date	Recitals
Original Transaction Documents	6.6
Original Waivers	11.14
Outside Date	10.1(c)
Parent	Preamble
Parent 401(k) Plan	8.9(d)
Party	Preamble
Paying Agent	3.3(a)
Payoff Letters	8.16
Permits	5.19
Pre-Amendment Claims	11.14
Prohibited Modifications	8.3(a)
Recommendation Change	7.3(c)(i)
Related Party Transaction	5.25
Repaid Indebtedness	8.16
Representatives	7.3(a)
Required Amount	6.11(c)
Retained Claims	11.14
Schedule 14D-9	2.1(f)
Schedule TO	2.1(f)
Share	Recitals
Surviving Corporation	Recitals
Takeover Statute	5.3(c)
Tax Proceeding	5.16(c)
Teoxane	11.14
Uncertificated Shares	3.3(a)

1.3         Certain Interpretations.

(a)       When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated, and references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b)        When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.” When used herein, the phrase “the date hereof” means “the date of this Agreement.”

(c)        Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive. The word “or” may mean “and/or.”

(d)         The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e)          When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f)         The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g)         When reference is made to any party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h)        Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such entity.

(i)        A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in that Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. A reference to “Law” will refer to any legislation, statute, Law (including common Law), ordinance, rule, regulation, code, directive, determination or stock exchange listing requirement, as applicable, and “order” will refer to any decree, ruling, judgment, injunction or other order in any Legal Proceedings by or with any Governmental Authority.

(j)        All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP. An item arising with respect to a specific representation or warranty will be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent that any such phrase appears in such representation or warranty, if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that is specifically related to such item; or (ii) such item is specifically set forth on the balance sheet or financial statements or is specifically set forth in the notes thereto (provided that an amount with respect to such item is included in such notes), in each case of clauses (i) and (ii), if an amount is so shown or set forth on such balance sheet or financial statement or notes thereto, solely to the extent of such amount.

(k)         The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(l)          When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(m)       The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and therefore waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(n)         No summary of this Agreement or any Exhibit or Schedule delivered herewith prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit or Schedule.

(o)         The facts, circumstances and information contained in this Agreement and in the Company Disclosure Letter is disclosed solely for purposes of this Agreement, and no fact, circumstance or information contained herein or therein will be deemed to be an admission or acknowledgment by any Party (i) of any violation of Law or breach of contract; or (ii) that such information is material or that such information is required to be referred to or disclosed. Disclosure of any fact, circumstance, information or document in any Section of the Company Disclosure Letter shall be deemed to be disclosure of such fact, circumstance or information with respect to any other Section of the Company Disclosure Letter, respectively, if it is reasonably apparent that such disclosure relates to any such other Section. Disclosure of any fact, circumstance, information or document in the Company Disclosure Letter is not a statement or admission that it is material or required to be disclosed in the Company Disclosure Letter. Nothing in the Company Disclosure Letter constitutes an admission against the Company’s interest or represents the Company’s legal position or legal rights on the matter so disclosed. No reference in this Agreement to dollar amount thresholds will be deemed to be evidence of a Company Material Adverse Effect or materiality nor shall it establish any standard of materiality for any purpose whatsoever.

(p)        The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(q)      Documents or other information or materials will be deemed to have been “made available,” “furnished,” “provided” or “delivered” by the Company if such documents, information or materials have been physically or electronically delivered to the relevant Party prior to the date of this Agreement, including by being posted to a virtual data room managed by the Company with respect to the transactions contemplated by this Agreement or filed with or furnished to the SEC and available on EDGAR prior to 5:00 p.m. (Eastern Time) on August 9, 2024.

(r)         References to “writing” mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether in electronic form or otherwise, and including writings delivered by Electronic Delivery. “Written” will be construed in the same manner.

(s)          The phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice.”

ARTICLE II

THE OFFER

2.1         The Offer.

(a)         Subject to the terms and conditions of this Agreement, and provided that (i) this Agreement shall not have been terminated in accordance with Section 10.1 and (ii) the Company shall have timely complied in all material respects with its obligations to provide the required information to Merger Sub under Section 2.1(f) and Section 2.2, on December 12, 2024, Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all of the outstanding Shares (other than Shares to be canceled pursuant to Section 3.2(b) or Section 3.4 (collectively, the “Excluded Shares”)), at a price per Share equal to the Offer Price, in cash, without interest. The Offer shall be subject to the conditions set forth in Annex I hereto (the “Offer Conditions”). The date on which Merger Sub commences the Offer is referred to as the “Offer Commencement Date.”

(b)         Merger Sub expressly reserves the right to, at any time and to the extent permitted by applicable Law, (x) increase the Offer Price and/or (y) waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer not inconsistent with the terms of this Agreement; provided that, notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the Company, Merger Sub and Parent shall not:

(i)      waive or change the Minimum Condition (as defined in Annex I) or the conditions set forth in clauses B, C and H of Annex I;

(ii)       decrease the Offer Price (other than an adjustment made pursuant to Section 3.6);

(iii)      change the form of consideration to be paid in the Offer;

(iv)      decrease the number of Shares (or narrow or otherwise diminish or reduce the classes of Shares) subject to the Offer;

(v)       extend or otherwise change the expiration date of the Offer except as otherwise required or expressly permitted herein;

(vi)      impose additional Offer Conditions or otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner that adversely affects any holder of the Shares (in their capacity as such); or

(vii)     provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.

(c)         The Offer shall expire one minute after 11:59 p.m., Eastern time, on the date that is twenty (20) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) from the Offer Commencement Date (such time, the “Expiration Time”), unless the period of time for which the Offer is open shall have been extended pursuant to, and in accordance with, the provisions of this Section 2.1 (in which event the term “Expiration Time” shall mean the time and date that the Offer, as so extended, may expire).

(d)        Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, unless (x) this Agreement shall have been terminated in accordance with Section 10.1 or (y) Merger Sub receives the prior written consent of the Company:

(i)        Merger Sub shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, the Offer Document or any period otherwise required by the rules and regulations of Nasdaq or applicable Law (including in order to comply with Rule 14e-1(b) promulgated under the Exchange Act in respect of the Offer Price);

(ii)     if, at the initial Expiration Time or any subsequent time as of which the Offer is scheduled to expire, any of the Offer Conditions (other than the Minimum Condition and any such conditions that by their nature are to be satisfied at the expiration of the Offer (provided such conditions would be capable of being satisfied or validly waived were the expiration of the Offer to occur at such time)) have not been satisfied or waived (to the extent waivable by Merger Sub or Parent), then Merger Sub shall extend (and re-extend) the Offer and its expiration date beyond the initial Expiration Time or such subsequent Expiration Time for successive extension periods (the length of each such individual extension period not to exceed ten (10) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)); and

(iii)     if, at the initial Expiration Time or any subsequent time as of which the Offer is scheduled to expire, each of the Offer Conditions (other than the Minimum Condition, and other than any such conditions that by their nature are to be satisfied at the expiration of the Offer (provided such conditions would be capable of being satisfied or validly waived were the expiration of the Offer to occur at such time)) has been satisfied or waived (to the extent waivable by Merger Sub or Parent) and the Minimum Condition has not been satisfied, then Merger Sub may, and, at the request in writing of the Company, Merger Sub shall, extend (and re-extend) the Offer and its expiration date beyond the initial Expiration Time or such subsequent Expiration Time for successive extension periods (the length of each such individual extension period not to exceed ten (10) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)); provided, however, that in no event shall Merger Sub be required to extend the expiration of the Offer pursuant to this clause (iii) for more than twenty-five (25) Business Days in the aggregate;

provided, however, that notwithstanding the foregoing clauses (i), (ii) and (iii), in no event shall Merger Sub be required to extend the Offer beyond the earlier of (x) the Outside Date or (y) the termination of this Agreement in accordance with Section 10.1. In no event shall Merger Sub be permitted to terminate the Offer prior to the Expiration Time, unless this Agreement has been previously terminated. In the event this Agreement is terminated pursuant to Section 10.1, Merger Sub shall (and Parent shall cause Merger Sub to) promptly (and in any event within one (1) Business Day of such termination), irrevocably and unconditionally terminate the Offer and not acquire any Shares pursuant thereto. If the Offer is terminated by Merger Sub prior to the acceptance for payment and payment for Shares tendered in the Offer, Merger Sub shall promptly return (or cause to be returned), in accordance with applicable Law, all tendered Shares to the registered holders thereof.

(e)         Upon the terms and subject to the conditions set forth in this Agreement and to the satisfaction or waiver of the Offer Conditions, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment and pay for, no later than two (2) Business Days after the expiration of the Offer (as it may be extended in accordance with this Agreement), all Shares validly tendered and not validly withdrawn pursuant to the Offer (the time at which Shares are first accepted for payment under the Offer, the “Acceptance Time”).

(f)          On the Offer Commencement Date, Parent and Merger Sub shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including all exhibits thereto, the “Schedule TO”) that shall include the summary term sheet required thereby and, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement (and any other appropriate ancillary documents) (collectively, together with any amendments or supplements thereto, the “Offer Documents”) and (ii) cause the appropriate Offer Documents to be disseminated to holders of Shares to the extent required by applicable federal securities laws or other applicable Law. Parent and Merger Sub agree that they shall cause the Offer Documents to comply in all material respects with the Exchange Act and all other applicable Laws. The Company shall furnish to Parent and Merger Sub the information relating to the Company, the Company’s Subsidiaries and the Company’s Stockholders required by the Exchange Act or other applicable Laws or reasonably requested by Parent or Merger Sub to be set forth in the Offer Document, and to enable Parent and Merger Sub to comply with their obligations of this Section 2.1(f); provided, however, that no covenant is made by Parent or Merger Sub regarding the inclusion of any information regarding the Company, the Company’s Subsidiaries or the Company’s Stockholders in the Offer Document. Parent will furnish to the Company the information relating to Parent or Merger Sub required by the Exchange Act or other applicable Laws or reasonably requested by Parent or Merger Sub to be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”). Each of Parent, Merger Sub and the Company agrees promptly to correct any information provided by it or any of its Affiliates for use in the Schedule TO and the Offer Documents if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect or as otherwise required by applicable Law, or to correct any material omissions therefrom; provided, however, that no covenant is made by Parent, or Merger Sub with respect to the information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Document. Parent and Merger Sub shall use their reasonable best efforts to cause the Schedule TO as so corrected to be filed with the SEC and the appropriate Offer Documents as so corrected to be disseminated to holders of Shares, in each case, to the extent required by applicable federal securities laws or the rules or regulations of Nasdaq, in each case, as soon as reasonably practicable. Except after a Company Board Recommendation Change or in response to any disclosures made by the Company in compliance with Section 7.3, the Company and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents each time before any such document is filed with the SEC, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable). Each of Parent and Merger Sub shall (A) respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer and (B) except after a Company Board Recommendation Change or in response to any disclosures made by the Company in compliance with Section 7.3, provide the Company and its counsel with (x) any written comments or other written communications (and a summary of all substantive oral comments or communications) that Parent, Merger Sub or their counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO or Offer Documents promptly after receipt of those comments or other communications and (y) a reasonable opportunity to participate in the response of Parent and Merger Sub to those comments and to provide comments to Parent and Merger Sub on that response as soon as reasonably practicable (to which reasonable and good faith consideration shall be given), including by participating with Parent and Merger Sub or their counsel in any discussions or meetings with the SEC. Parent, Merger Sub and the Company will each comply in all material respects with applicable Law and the rules and regulations of Nasdaq in connection with the Offer.

2.2         Company Action.

(a)         The Company hereby consents to the Offer and, subject to Section 7.3(c), the inclusion in the Offer Documents of the Company Board Recommendation, as it may be amended, modified or withdrawn in accordance with this Agreement. The Company, prior to the date of this Agreement, has furnished Parent and Merger Sub with a list of its stockholders available to it, as of the current Stockholder List Date. Following the date of this Agreement, (i) if the Stockholder List Date shall be different than the date on the stockholder list made available to the Company, the Company shall furnish Parent and Merger Sub with an updated list of its stockholders available to it, as of such new Stockholder List Date, and (ii) the Company shall use commercially reasonable efforts to promptly provide to Parent such additional information (including updated lists of stockholders and listings or filings of security positions) and such other assistance as Parent, Merger Sub, or their respective Representatives may reasonably request in connection with the Offer, including to the extent in the Company’s possession or reasonably available to and attainable to the Company, using commercially reasonable efforts to promptly provide security position listings, nonobjecting beneficial owner lists and any other available listing or computer file containing the names and addresses of all record holders or beneficial owners of Shares and lists of securities positions of Shares held in stock depositories, in each case, as of the Stockholder List Date. Subject to the requirements of applicable Law, and except as may be reasonably necessary or appropriate to disseminate the Offer Documents and any other documents reasonably necessary or appropriate in connection with the transactions contemplated by this Agreement, Parent and Merger Sub shall keep confidential and not disclose the information contained in any such lists, listings and files, and shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated in accordance with its terms, shall return to the Company or destroy (at Parent and Merger Sub’s sole option) all copies of such information then in their possession or control, in each case, in accordance with the Confidentiality Agreement.

(b)         The Company shall (x) substantially concurrently with the filing of the Offer Documents on the Offer Commencement Date, file with the SEC the Schedule 14D-9 that, subject to the right of the Company Board to effect a Company Board Recommendation Change pursuant to Section 7.3(c), shall include the Company Board Recommendation, and shall set the Stockholder List Date as the record date for purposes of receiving the notice required by Section 262(d)(2) of the DGCL and (y) promptly following the Offer Commencement Date, disseminate or cause to be mailed to holders of Shares the Schedule 14D-9, in each case of clauses (x) and (y), as and to the extent required by applicable federal securities Laws or any other applicable Law. The Schedule 14D-9 shall also include the notice of appraisal required to be delivered by the Company under Section 262(d)(2) of the DGCL at the time the Company first files the Schedule 14D-9 with the SEC and the fairness opinion of the Company’s financial advisor referenced in Section 5.3(c). The Company agrees that it shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and all other applicable Laws. Each of the Company, Merger Sub and Parent agrees promptly to correct any information provided by it or any of its Affiliates for use in the Schedule 14D-9 if and to the extent that it shall have become (or shall have become known to be) false or misleading in any material respect or as otherwise required by applicable Law or to correct any material omission therefrom; provided, however, that no covenant is made by the Company with respect to such information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9. The Company shall use reasonable best efforts to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case, to the extent required by applicable federal securities laws or the rules and regulations of Nasdaq, in each case, as soon as reasonably practicable. Except with respect to any amendments filed after a Company Board Recommendation Change Parent or in connection with any disclosures made in compliance with Section 7.3, Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 each time before it is filed with the SEC (it being understood that Parent, Merger Sub and their counsel shall provide any comments thereon as soon as reasonably practicable), and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel. Except with respect to any amendments filed after a Company Board Recommendation Change or in connection with any disclosures made in compliance with Section 7.3, the Company shall provide Parent, Merger Sub and their counsel with (i) any written comments or other written communications (and a summary of all substantive oral comments or communications) that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to review and comment on such comments and to provide comments to the Company on that response as soon as reasonably practicable (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC. The Company shall respond promptly to any comments of the SEC or its Staff with respect to the Schedule 14D-9. In addition, in connection with the Offer, the Company shall cause its Representatives to cooperate with Parent and Merger Sub to disseminate the Offer Documents to holders of Shares held in or subject to any Employee Plan, and to permit such holders of Shares to tender such Shares in the Offer, to the extent permitted by applicable Law and the applicable Employee Plan.

(c)         The Company shall register (and shall cause its transfer agent to register) the transfer of Shares accepted for payment by Merger Sub pursuant to Section 2.1(e) effective immediately after the Acceptance Time.

ARTICLE III

THE MERGER

3.1         The Merger.

(a)         Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, the Parties shall consummate the Merger, whereby (i) Merger Sub will be merged with and into the Company; (ii) the separate corporate existence of Merger Sub will thereupon cease; and (iii) the Company will continue as the surviving corporation of the Merger. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.” The Merger shall be governed by Section 251(h) of the DGCL and shall be effected as soon as practicable following the Acceptance Time without a vote on the adoption of this Agreement by the Company Stockholders.

(b)       Subject to the provisions of Article IX, the closing of the Merger (the “Closing”) shall take place by electronic exchange of signatures and documents as soon as practicable after, and on the same day as, the Acceptance Time (or if the Acceptance Time does not occur on a Business Day, in no event later than the first (1st) Business Day after the Acceptance Time), subject to the satisfaction or, to the extent permissible, waiver by the party or parties entitled to the benefit thereof, of the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of such conditions at the Closing), or at such other place (or by means of remote communication), at such other time or on such other date as Parent and the Company may mutually agree. The date on which the Closing actually occurs is referred to as the “Closing Date.”

(c)       At the Closing, the Company and Merger Sub shall file a certificate of merger with the Delaware Secretary of State (the “Certificate of Merger”) and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the Certificate of Merger is duly filed with the Delaware Secretary of State (or at such later time as may be specified in the Certificate of Merger).

(d)         From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and to be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided under the DGCL.

3.2         Conversion of Shares. At the Effective Time:

(a)        Except as otherwise provided in Section 3.2(b) or Section 3.4, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of Company Capital Stock or shares of Merger Sub, each Share outstanding immediately prior to the Effective Time (other than Shares held by Parent, Merger Sub or their affiliates (as defined in Section 251(h) of the DGCL) and Dissenting Shares) shall be converted into the right to receive the Offer Price in cash without interest, less any required withholding pursuant to Section 3.8 (the “Merger Consideration”). As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration in accordance with Section 3.3 and Section 3.8. From and after the Effective Time, the holders of Certificates or book-entry Uncertificated Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as specifically provided in this Agreement or by applicable Law, including the right to receive the Merger Consideration.

(b)         Each Share held by the Company as treasury stock or by Parent, Merger Sub or their affiliates (as defined in Section 251(h) of the DGCL) immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c)        Each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately following the Effective Time.

3.3          Surrender and Payment.

(a)         Prior to the Acceptance Time, Parent shall appoint a United States bank and trust company reasonably acceptable to the Company as agent (the “Paying Agent”) for the purpose of exchanging (i) for the Offer Price, the Shares validly tendered and not validly withdrawn pursuant to Section 2.1 and (ii) for the Merger Consideration (A) certificates representing Shares (the “Certificates”) or (B) uncertificated Shares (the “Uncertificated Shares”), in each case, other than Shares held by the Company as treasury stock, the Company Subsidiaries, Parent or Merger Sub or their affiliates (as defined in Section 251(h) of the DGCL). The Company and Parent shall enter into a paying agent agreement with the Paying Agent which agreement shall set forth the duties, responsibilities and obligations of the Paying Agent consistent with the terms of this Agreement and otherwise reasonably acceptable to the Company and Parent prior to the Acceptance Time. At or prior to the Effective Time, Parent shall deposit with the Paying Agent (or shall cause the Merger Sub to deposit with the Paying Agent), cash sufficient to pay the aggregate Offer Price payable pursuant to Section 2.1(e) and the aggregate Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares (such cash, the “Consideration Fund”). In the event the Consideration Fund shall be insufficient to pay the Merger Consideration (including on account of any Merger Consideration returned to Parent pursuant to Section 3.3(g)), Parent shall promptly deliver, or cause to be delivered (including by causing the Surviving Corporation, following the Effective Time, to deliver), additional funds to the Paying Agent in an amount that is equal to the deficiency required to make such payments. Promptly after the Effective Time (and in any event within three (3) Business Days after the Effective Time), the Surviving Corporation shall send, or shall cause the Paying Agent to send, to each holder of Shares at the Effective Time (other than Parent), a letter of transmittal and instructions in customary form (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Paying Agent) for use in such exchange, with the form and substance of such letter of transmittal and instructions to be reasonably agreed to by Parent and the Company and prepared prior to the Acceptance Time.

(b)        Each holder of Shares that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Paying Agent of a Certificate, together with a properly completed and validly executed letter of transmittal, or (ii) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration payable for each such Share represented by such Certificate or for each such Uncertificated Share. Until so surrendered or transferred (as the case may be) to the Paying Agent, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration. No interest shall be paid or shall accrue on the cash payable upon surrender of any such Shares.

(c)       If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Paying Agent and Parent that such Tax has been paid or is not payable.

(d)         The cash in the Consideration Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that any such investments shall be in (i) short-term obligations of the United States of America with maturities of no more than three (3) months or guaranteed by the United States of America and backed by the full faith and credit of the United States of America; (ii) commercial paper maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from Moody’s Investors Service, Inc. or from S&P Global Ratings, a division of S&P Global Inc.; or (iii) certificates of deposit, banker’s acceptances and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money markets deposit accounts issued or offered by, any domestic office of any commercial bank organized under the Laws of the United States of America or any State thereof that has a combined capital and surplus and undivided profits of not less than $500,000,000. Earnings on the Consideration Fund in excess of the amounts payable to the Company’s former stockholders shall be the sole and exclusive property of the Party that made available to the Paying Agent the related cash in the Consideration Fund pursuant to Section 3.3(a) and shall be paid as it directs. No investment of the Consideration Fund shall relieve any Person from promptly making the payments required by this Article III, and following any losses from any such investment, Parent shall promptly provide (or shall cause the Company to promptly provide following the Effective Time) additional cash funds to the Paying Agent for the benefit of the Company’s stockholders in the amount of such losses to the extent the funds in the Consideration Fund are insufficient for such purposes, which additional funds will be deemed to be part of the Consideration Fund.

(e)       From and after the Effective Time, there shall be no further registration of transfers of Shares. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article III.

(f)          Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 3.3(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Shares that have been converted into the right to receive the Merger Consideration one (1) year after the Effective Time, to the extent permitted by applicable Law, shall be returned to the Party that made available to the Paying Agent the related cash in the Consideration Fund pursuant to Section 3.3(a), upon demand, and any such holder who has not exchanged such Shares for the Merger Consideration in accordance with this Section 3.3 prior to that time shall thereafter look only to such party only as general creditors of such Party with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Uncertificated Shares held by them, without interest and less any required withholding pursuant to Section 3.8. Notwithstanding the foregoing, none of Parent, the Company nor any of their Affiliates shall be liable to any holder of Shares for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of Shares that have been converted into the right to receive the Merger Consideration one (1) year after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become to the extent permitted by applicable Law the property of Parent or the Company, as applicable, free and clear of any claims or interest of any Person previously entitled thereto.

(g)        Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 3.3(a) to pay for Shares for which appraisal rights have been perfected shall be returned to the Party that made available to the Paying Agent the related cash in the Consideration Fund pursuant to Section 3.3(a), upon demand.

3.4        Dissenting Shares. Notwithstanding Section 3.2, Shares outstanding immediately prior to the Effective Time and held by a holder who has not tendered such holder’s Shares is entitled to and has properly demanded appraisal for such Shares in accordance with the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but shall be entitled only to such rights as are granted by Section 262 of the DGCL, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal under Section 262 of the DGCL. If, after the Effective Time, such holder fails to perfect, withdraws, waives or loses the right to appraisal under Section 262 of the DGCL or fails to establish such holder’s entitlement to appraisal rights as provided in the DGCL, then in each such case such holder shall forfeit appraisal rights in respect of such Shares and such Shares shall be treated as if they had been converted pursuant to Section 3.2(a) as of the Effective Time, and shall represent only, the right to receive the Merger Consideration in accordance with Section 3.3. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares and any withdrawals of any such demands, and to the extent permitted by applicable Law, Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, offer to settle or settle, any such demands, waive any failure to timely deliver a written demand for appraisal in accordance with the DGCL or agree to do any of the foregoing.

3.5         Equity Awards.

(a)         Treatment of Company RSUs. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any Company RSU, each award of Company RSU outstanding immediately prior to the Effective Time shall be treated as follows:

(i)       Vested Company RSUs. Each Vested Company RSU shall be canceled and converted into the right to receive a lump sum cash payment, without interest thereon and subject to applicable withholding Taxes, equal to the product of (A) the Per Share Price and (B) the total number of shares of Company Common Stock subject to such Vested Company RSU as of immediately prior to the Effective Time (the “Company RSU Consideration”).

(ii)     Unvested Company RSUs. Each Unvested Company RSU shall be canceled and converted into the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (A) Per Share Price and (B) the total number of shares of Company Common Stock subject to such Unvested Company RSU as of immediately prior to the Effective Time (the “Cash Replacement Company RSU Amount”), which Cash Replacement Company RSU Amount will, subject to the holder’s continued service with Parent or its Affiliates (including the Company or its Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Company RSU for which such Cash Replacement Company RSU Amount was exchanged would have vested and been payable pursuant to its terms. Each Cash Replacement Company RSU Amount shall otherwise have the same terms and conditions (including with respect to vesting) as applied to the Unvested Company RSU for which it was exchanged, except for terms rendered inoperative by reason of the Merger and other administrative or ministerial changes reasonably determined by Parent that, in each case, do not adversely impact the Unvested Company RSU holder; provided that if any Continuing Employee’s employment is terminated without Cause (as defined in the Company’s 2014 Equity Incentive Plan) or, to the extent a Continuing Employee participates in the Executive Severance Plan as of the date hereof, the Continuing Employee resigns for Good Reason (as defined in the Executive Severance Plan), in each case, within twelve (12) months following the Effective Time (each, a “Qualifying Termination”), any unpaid portion of the Cash Replacement Company RSU Amount shall vest and be paid within sixty (60) days following the employee’s termination of employment, subject to such Continuing Employee’s execution (and non-revocation) of a release of claims in favor of Parent, the Surviving Corporation and its Affiliates. The Company shall otherwise pay any portion of the Cash Replacement Company RSU Amount that vests to the applicable holder thereof, no later than the second (2nd) regularly scheduled payroll date following the date on which such portion vests.

(b)         Treatment of Company RSAs. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any Company RSA, each award of Company RSA outstanding immediately prior to the Effective Time shall be treated as follows:

(i)       Director RSAs. Each Company RSA held by a non-employee member of the Company Board (the “Director RSA”) shall be canceled and converted into the right to receive a lump sum cash payment, without interest thereon and subject to applicable withholding Taxes, equal to the Per Share Price (the “Company RSA Consideration”).

(ii)     Unvested Company RSAs. Each Unvested Company RSA shall be canceled and converted into the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the Per Share Price (the “Cash Replacement Company RSA Amount”), which Cash Replacement Company RSA Amount will, subject to the holder’s continued service with Parent or its Affiliates (including the Company or its Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Company RSA for which such Cash Replacement Company RSA Amount was exchanged would have vested and been payable pursuant to its terms. Each Cash Replacement Company RSA Amount shall otherwise have the same terms and conditions (including with respect to vesting) as applied to the Unvested Company RSA for which it was exchanged, except for terms rendered inoperative by reason of the Merger and other administrative or ministerial changes reasonably determined by Parent that, in each case, do not adversely impact the Unvested Company RSA holder; provided that, if any Continuing Employee experiences a Qualifying Termination, any unpaid portion of the Cash Replacement Company RSA Amount shall vest and be paid within sixty (60) days following the employee’s termination of employment, subject to such Continuing Employee’s execution (and non-revocation) of a release of claims in favor of Parent, the Surviving Corporation and its Affiliates. The Company shall otherwise pay any portion of the Cash Replacement Company RSA Amount that vests to the applicable holder thereof, no later than the second (2nd) regularly scheduled payroll date following the date on which such portion vests.

(c)         Treatment of Company Options. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any Company Option, each Company Option that is outstanding immediately prior to the Effective Time shall be treated as follows:

(i)       Vested Company Options and Director Options. Each Vested Company Option and each Unvested Company Option held by a non-employee director of the Company Board (the “Director Option”) shall be canceled and converted into the right to receive a lump sum cash payment, without interest thereon and subject to applicable withholding Taxes, equal to the product of (A) the excess, if any, of the Per Share Price over the applicable exercise price per share of Company Common Stock subject to such Vested Company Option and (ii) the number of shares of Company Common Stock subject to such Vested Company Option (the “Company Option Consideration”). Any Company Option (whether a Vested Company Option or an Unvested Company Option) that has a per share exercise price that is equal to or greater than the Per Share Price shall be canceled as of the Effective Time without any cash payment or other consideration being paid in respect thereof.

(ii)     Unvested Company Options. Each Unvested Company Option (other than the Director Options) shall be canceled and converted into the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (A) the excess, if any, of the Per Share Price over the applicable exercise price per share of Company Common Stock subject to such Unvested Company Option and (ii) the number of shares of Company Common Stock subject to such Unvested Company Option (the “Cash Replacement Option Amount” and, together with the Cash Replacement Company RSA Amount, and Cash Replacement Company RSU Amount, the “Cash Replacement Amount”), which Cash Replacement Company Option Amount will, subject to the holder’s continued service with Parent or its Affiliates (including the Company or its Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Company Option for which such Cash Replacement Company Option Amount was exchanged would have vested and been payable pursuant to its terms. Each Cash Replacement Company Option Amount shall otherwise have the same terms and conditions (including with respect to vesting) as applied to the Unvested Company Option for which it was exchanged, except for terms rendered inoperative by reason of the Merger and other administrative or ministerial changes reasonably determined by Parent that, in each case, do not adversely impact the Unvested Company Option holder; provided that, if any Continuing Employee’s experiences a Qualifying Termination, any unpaid portion of the Cash Replacement Option Amount shall vest and be paid within sixty (60) days following the employee’s termination of employment, subject to such Continuing Employee’s execution (and non-revocation) of a release of claims in favor of Parent, the Surviving Corporation and its Affiliates. The Company shall otherwise pay any portion of the Cash Replacement Company Option Amount that vests to the applicable holder thereof, no later than the second (2nd) regularly scheduled payroll date following the date on which such portion vests.

(d)        Treatment of Company PSAs. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any Company PSA, each award of Company PSAs outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive a lump sum cash payment, without interest thereon and subject to applicable withholding Taxes, equal to the Per Share Price (with the performance metrics deemed achieved at the actual level of performance based on the Per Share Price) (the “Company PSA Consideration”). Any Company PSA outstanding immediately prior to the Effective Time that does not vest on the Effective Time in accordance with its terms, as in effect on the date hereof, shall be canceled on the Effective Time without payment therefor.

(e)         Treatment of Company PSUs. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any Company PSU, each award of Company PSUs outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive a lump sum cash payment, without interest thereon and subject to applicable withholding Taxes, equal to the product of (i) the Per Share Price multiplied by (ii) the number of shares of Company Common Stock subject to such award of Company PSUs (with the performance metrics deemed achieved as set forth in this Section 3.5(e) of the Company Disclosure Letter) (the “Company PSU Consideration,” and together with the Company PSA Consideration, Company RSU Consideration, Company RSA Consideration and the Company Option Consideration, the “Equity Award Consideration”). For the sake of clarity, any Company PSU that does not vest on the Effective Time in accordance with its terms, as in effect on the date hereof, will be canceled on the Effective Time without payment therefor.

(f)         Company ESPP. Prior to the Effective Time, the Company shall take all actions necessary or required under the Company ESPP and applicable Law to, contingent on the Effective Time, (i) cause the purchase period then underway under the Company ESPP (the “Final Purchase Period”), to the extent that it would otherwise be outstanding at the Effective Time, to be terminated no later than ten (10) Business Days prior to the date on which the Effective Time occurs; (ii) make any pro rata adjustments that may be necessary to reflect the Final Purchase Period, but otherwise treat the Final Purchase Period as a fully effective and completed purchase period for all purposes pursuant to the Company ESPP; (iii) cause the exercise (as of no later than ten (10) Business Days prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the Company ESPP; and (iv) cause the Company ESPP to be terminated immediately following the end of the Final Purchase Period such that no further rights shall be granted or exercised under the Company ESPP thereafter; provided that (A) there will be no increase in the percentage of participants’ payroll deduction elections under the Company ESPP from those in effect as of the date of this Agreement, (B) participants may not make separate non-payroll contributions to the Company ESPP on or following the date hereof, and (C) no additional Persons shall commence participation in the Company ESPP during the period from the date of this Agreement through the Effective Time. On the exercise date of the Final Purchase Period, the Company shall apply the funds credited as of such date pursuant to the Company ESPP within each participant’s payroll withholding account to the purchase of whole Company Common Stock in accordance with the terms of the Company ESPP, and such Company Common Stock shall be outstanding Company Common Stock and entitled to receive cash in an amount equal to the Per Share Price.

(g)        Payment Procedures. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate Equity Award Consideration owed to all holders of Director RSAs, Vested Company RSUs, Vested Company Options, Director Options, Company PSAs and Company PSUs pursuant to this Section 3.5. The Surviving Corporation or its Subsidiaries, as applicable, shall pay no later than the second (2nd) regularly scheduled payroll date following the Closing Date the Equity Award Consideration payable with respect to each of the Director RSAs, Vested Company RSUs, Vested Company Options, Director Options, Company PSAs and Company PSUs through the Company Group’s payroll to the applicable holders of such Director RSAs, Vested Company RSUs, Vested Company Options, Director Options, Company PSAs and Company PSUs. All amounts required to be paid to such holders of Director RSAs, Vested Company RSUs, Vested Company Options, Director Options, Company PSAs and Company PSUs pursuant to Section 3.5 shall be less any required withholding pursuant to Section 3.8 and other authorized deductions.

(h)        Further Actions. The Company shall pass resolutions approving, and take such other actions as may be reasonably necessary or required to effectuate the provisions of this Section 3.5.

3.6        Adjustments. If, during the period between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Company Preferred Stock shall have been changed into a different number of shares or a different class (including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of Shares, or stock dividend thereon with a record date during such period), the Offer Price, the Merger Consideration and any other amounts payable pursuant to this Agreement (including the Company Option Consideration and the Company RSU Consideration) shall be appropriately adjusted to reflect such reclassification, recapitalization, stock split (including any reverse stock split), or combination, exchange or readjustment of Shares or stock dividend thereon.

3.7         Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Paying Agent will issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to this Article III. Parent or the Paying Agent may, in its discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such customary amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

3.8        Required Withholding. Each of the Paying Agent, Parent, the Company and the Surviving Corporation (without duplication) and any other applicable withholding agent shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as it is required to deduct and withhold therefrom pursuant to any applicable Tax Laws. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. All payments made under this Agreement that constitute compensation to employees for services for Tax purposes shall be made through the payroll of the Company or its Subsidiaries, as applicable.

3.9        No Dividends or Distributions. No dividends or other distributions with respect to the capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Uncertificated Shares.

3.10       Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company or Merger Sub, then the directors and officers of the Company and Merger Sub will take all such lawful and necessary action.

ARTICLE IV

THE SURVIVING CORPORATION

4.1         Certificate of Incorporation and Bylaws.

(a)        Certificate of Incorporation. At the Effective Time, subject to the provisions of Section 8.8(a), by virtue of the Merger and without necessity of further action by the Company or any other Person, the certificate of incorporation of the Company shall be amended and restated in its entirety to read in its entirety as set forth on Exhibit A hereto, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(b)        Bylaws. At the Effective Time, subject to the provisions of Section 8.8(a), the parties hereto shall take all necessary action such that the bylaws of the Company shall be amended and restated in their entirety to read in their entirety as set forth on Exhibit B hereto, and as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein, in the certificate of incorporation of the Surviving Corporation or in accordance with applicable Law.

4.2         Directors and Officers.

(a)        Directors. At the Effective Time, the Company and the Surviving Corporation shall take all necessary action such that the directors of Merger Sub immediately prior to the Effective Time, or such other individuals designated by Parent as of the Effective Time, shall become the directors of the Surviving Corporation, each to hold office, from and after the Effective Time, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected and qualified, or until their earlier death, resignation or removal in accordance with the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation.

(b)         Officers. At the Effective Time, the officers of Merger Sub immediately prior to the Effective Time, or such other individuals designated by Parent as of the Effective Time, shall be the officers of the Surviving Corporation, each to hold office, from and after the Effective Time, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, until their respective successors have been duly appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article V, except (a) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case, pursuant to the Exchange Act and publicly available after December 31, 2022 and at least one (1) Business Day prior to the date of this Agreement (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are cautionary or forward-looking in nature) (“Recent SEC Reports”); provided that nothing disclosed in the Recent SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 5.6, Section 5.11(a) and Section 5.25; or (b) subject to the terms of Section 11.12, as set forth in the disclosure letter delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to the Buyer Parties as follows:

5.1        Organization; Good Standing. The Company (a) is a corporation duly incorporated, validly existing and in good standing pursuant to the DGCL; and (b) has the requisite corporate power and authority to conduct its business as it is presently being conducted, and to own, lease or operate its properties and assets, except, with respect to clause (b), where the failure to have such power or authority has not had, and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the Amended and Restated Certificate of Incorporation of the Company (the “Charter”) and the Amended and Restated Bylaws of the Company (the “Bylaws”), each as amended to the date of this Agreement. The Company is not in violation of the Charter or the Bylaws in any material respect.

5.2        Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement and (b) perform its covenants and obligations hereunder. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Merger have been duly authorized and approved by the Company Board, and filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no additional corporate actions on the part of the Company are necessary to authorize (i) the execution and delivery of this Agreement by the Company; or (ii) the performance by the Company of its covenants and obligations hereunder. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Buyer Parties, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Limitations”).

5.3         Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a)         Company Board Approval. The Company Board has unanimously, by resolutions duly adopted at a meeting of the directors of the Company duly called and held (i) determined that this Agreement and the transactions contemplated by this Agreement are advisable, fair to, and in the best interests of the Company and the Company Stockholders; and (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger and the other transactions contemplated by this Agreement upon the terms and conditions set forth herein (collectively, the “Company Board Recommendation”), which Company Board Recommendation has not been withdrawn, rescinded or modified in any way as of the date of this Agreement. No vote of the Company Stockholders is required to approve this Agreement and the transactions contemplated by this Agreement (including the Merger, subject to completion of the Offer).

(b)        Fairness Opinion. The Company Board (in such capacity) has received the oral opinion (to be subsequently confirmed in writing) of Centerview Partners LLC (“Centerview”), as financial advisor to the Company, on or prior to the date of this Agreement, that, as of the date of such opinion and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Merger Consideration to be paid to the holders of shares of Company Common Stock (other than (i) Company Common Stock held by the Company as treasury stock, (ii) Company Common Stock held by Parent, Merger Sub or their affiliates (as defined in Section 251(h) of the General Corporation Law of the State of Delaware) immediately prior to the Effective Time, (iii) Dissenting Shares and (iv) any Company Common Stock held by an affiliate of the Company) pursuant to this Agreement is fair, from a financial point of view, to such holders. An executed copy of such written opinion shall be made available to Parent solely for informational purposes only following the date of this Agreement, and it is agreed and understood that such opinion is for the benefit of the Company and may not be relied on by Parent or Merger Sub for any purpose.

(c)          Anti-Takeover Laws. Assuming that the representations of the Buyer Parties set forth in Section 6.6 and Section 6.12 are true and correct, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar “anti-takeover,” “fair price,” “moratorium” or “control share acquisitions” law (each, a “Takeover Statute”) will not be applicable to the Offer, the Merger and the other transactions contemplated by this Agreement.

5.4        Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Merger do not (a) violate or conflict with any provision of the organizational documents of the Company or any of its Subsidiaries; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with or without notice or lapse of time, or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract; (c) assuming compliance with the matters referred to in Section 5.5 and, in the case of the consummation of the Merger, violate or conflict with any Law applicable to the Company Group or by which any of its properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Company Group, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

5.5        Requisite Governmental Approvals. No consent, approval, order or authorization of, filing or registration with, or notification to (any of the foregoing, a “Consent”) any Governmental Authority is required on the part of the Company in connection with (a) the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Merger, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company Group is qualified to do business; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act or Nasdaq; (iii) compliance with any applicable requirements of the HSR Act and Antitrust Laws; and (iv) such other Consents the failure of which to obtain have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

5.6         Company Capitalization.

(a)        Capital Stock. The authorized capital stock of the Company consists of (i) 190,000,000 shares of Company Common Stock, and (ii) 5,000,000 shares of Company Preferred Stock. As of 5:00 p.m., Eastern time, on November 29, 2024 (such time and date, the “Capitalization Date”), (A) 104,389,885 shares of Company Common Stock were issued and outstanding (excluding Company RSAs and Company PSAs addressed in Section 5.6(b) below) and (B) no shares of Company Preferred Stock were issued and outstanding. All outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights.

(b)       Stock Reservation. As of the Capitalization Date, the Company has reserved 5,898,197 shares of Company Common Stock for issuance pursuant to the Company Equity Plans (other than the Company ESPP) and 1,721,452 shares of Company Common Stock for issuance under the Company ESPP. As of the Capitalization Date, there were outstanding the following (collectively, the “Company Equity Awards”): (i) Company Options to acquire 3,520,124 shares of Company Common Stock having a weighted average exercise price of $18.93 per share, (ii) Company RSAs in respect of 158,280 shares of Company Common Stock, (iii) Company RSUs in respect of 2,700,809 shares of Company Common Stock, (iv) Company PSAs in respect of 396,000 shares of Company Common Stock and (v) 2,445,509 shares of Company Common Stock subject to outstanding Company PSUs based on the maximum-level achievement of performance goals for such Company PSUs (of which, 300,317 shares of Company Common Stock subject to outstanding Company PSUs will vest at the Effective Time and receive the Company PSU Consideration, and 2,145,192 shares of Company Common Stock subject to outstanding Company PSUs will not vest and will be canceled at the Effective Time). From the Capitalization Date to the date of this Agreement, the Company has not issued or granted any shares of Company Common Stock, other than pursuant to the vesting, settlement, or exercise of Company Equity Awards. To the Knowledge of the Company, each Company RSU and Company PSU has at all times been exempt from the requirements of Section 409A of the Code. Section 5.6(b) of the Company Disclosure Letter sets forth, as of the close of business on the Capitalization Date, each outstanding Company Equity Awards, and, to the extent applicable, (1) the name and country of residence (if outside the U.S.) of the holder thereof, (2) the date of grant and the expiration date, (3) the type of award and the number of shares of Company Common Stock issuable thereunder or subject thereto (at target and maximum performance in the case of Company PSUs), (4) the Company Equity Plan pursuant to which such Company Equity Award was granted, and (5) the vesting schedule (including applicable performance periods, in the case of the Company PSUs).

(c)        Company Securities. Except as set forth in this Section 5.6, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interest in (including voting debt), the Company; (ii) no outstanding securities of the Company convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or equity-based right or interest or voting interest (including voting debt) in, the Company; (iii) no outstanding options, warrants, other equity or equity-based rights or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in (including voting debt), or any securities convertible into or exchangeable for such shares of capital stock of, or other equity or voting interest in, the Company; (iv) no obligations of the Company to grant, extend or enter into any such option, equity or equity-based right, warrant, right, convertible, exchangeable or exercisable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including voting debt) in, the Company; (v) no outstanding shares of restricted stock, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar equity or equity-based securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Company Common Stock, the “Company Securities”); (vi) no voting trusts (other than the Support Agreements), proxies or similar Contracts to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company; (vii) except as provided in the Charter or the Bylaws, no obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound; and (viii) no other obligations by the Company to make any payments based on the price or value of any Company Securities. The Company is not party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock. The Company does not have a stockholder rights plan in effect.

(d)       Other Rights. The Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.

5.7         Subsidiaries.

(a)       Subsidiaries. Section 5.7(a) of the Company Disclosure Letter contains a true, correct and complete list of the name and jurisdiction of organization of each Subsidiary of the Company. Each Subsidiary of the Company (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States); and (ii) has the requisite corporate (or similar) power and authority to carry on its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to be so organized, validly existing and in good standing has not had, or would not reasonably be expected to have, a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing has not had, or would not reasonably be expected to have, a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the certificates of incorporation, bylaws and other similar organizational documents of each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company, each as amended to date. Except as set forth on Section 5.7(a) of the Company Disclosure Letter, no Subsidiary of the Company is in violation of its charter, bylaws or similar organizational documents in any material respect.

(b)         Capital Stock of Subsidiaries. All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and is fully paid and nonassessable; and (ii) except for directors’ qualifying or similar shares, is owned, directly or indirectly, by the Company, free and clear of all liens (other than Permitted Liens) and any other restriction that would prevent such Subsidiary from conducting its business as of the Effective Time in substantially the same manner that such business is conducted on the date of this Agreement. The Company directly owns 100% of the outstanding capital stock or the equity securities or other ownership interests of each Company Subsidiary.

(c)         Other Securities of Subsidiaries. There are no outstanding (i) securities convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (ii) options, warrants or other rights or arrangements obligating the Company Group to acquire from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company; or (iii) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary to any Person other than the Company or one of its Subsidiaries.

(d)        Other Investments. The Company does not own or hold the right to acquire any equity securities, ownership interests or voting interests (including voting debt) of, or securities exchangeable or exercisable therefor, or investments in, any other Person, other than the Subsidiaries listed on Section 5.7(a) of the Company Disclosure Letter.

5.8        Company SEC Reports. Since January 1, 2022, the Company has filed with or otherwise furnished to (as applicable) the SEC all forms, reports and documents that have been required to be filed by it, prior to the date of this Agreement (the “Company SEC Reports”), except where failure to file would not reasonably be expected to be material to the Company Group, taken as a whole. Each Company SEC Report complied, as of its filing date (or if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date that such Company SEC Report was filed with or furnished the SEC. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projection or forward-looking statement or the completeness of any information filed or furnished by the Company with or to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. No Company SEC Report that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading. No Subsidiary of the Company is required to file any forms, reports, schedules or other documents with the SEC. As of the date of this Agreement, to the Knowledge of the Company, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports. To the Knowledge of the Company, none of the Company SEC Reports is subject to ongoing SEC review. To the Knowledge of the Company, it is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq.

5.9         Company Financial Statements; Internal Controls; Indebtedness.

(a)        Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company filed with the Company SEC Reports (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); and (ii) fairly present, in all material respects, the consolidated financial position of the Company Group as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of any financial statements filed on Form 10-Q, to normal year-end adjustments and to any other adjustment described therein).

(b)       Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to provide reasonable assurances that (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Each required form, report and document containing financial statements that has been filed with the SEC by the Company since January 1, 2022, through the date hereof was accompanied by the certifications required to be filed by the Company’s principal executive officer and principal financial officer, as applicable, pursuant to the Sarbanes-Oxley Act and, at the time of filing of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act and the Company is otherwise in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act. As of the date hereof, neither the Company, nor any current or former executive officer of the Company, has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications made with respect to the Company SEC Documents filed prior to the date hereof.

(c)       Internal Controls. The Company has established and maintains a system of internal accounting controls that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company Group are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company Group. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal control over financial reporting utilized by the Company Group that has not been subsequently remediated; or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company Group.

5.10      No Undisclosed Liabilities. The Company Group has no liabilities, other than liabilities (a) reflected, disclosed or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company Group (including the notes thereto) included in the Company SEC Reports filed prior to the date of this Agreement; (b) arising pursuant to this Agreement or incurred in connection with the Merger; (c) incurred in the ordinary course of business on or after September 30, 2024 and not material to the Company Group, taken as a whole; (d) for performance of obligations under Contracts binding upon any member of the Company Group (other than resulting from a breach thereof) made available to Parent prior to the date of this Agreement; or (e) that would not be material to the business of the Company Group, taken as a whole.

5.11       Absence of Certain Changes.

(a)        No Company Material Adverse Effect. Since January 1, 2024, through the date of this Agreement, (i) the business of the Company Group, taken as a whole, has been conducted, in all material aspects, in the ordinary course of business; and (ii) there has not occurred any Effect that has had a Company Material Adverse Effect.

(b)         Forbearance. Except as set forth on Section 5.11(b) of the Company Disclosure Letter, since January 1, 2024, through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that would be prohibited by Sections 7.2(a), (c), (d), (e), (g), (i), (j), (l) (other than actions taken in the ordinary course of business, consistent with past practice), (n), (o) and (s) if taken after the execution of this Agreement.

5.12       Material Contracts.

(a)        List of Material Contracts. Section 5.12(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts, as of the date of this Agreement, to or by which the Company Group is a party or is bound (other than any Employee Plans and Material Contracts contemplated by clause (i) of the definition of Material Contract) and a true, correct and complete copy of each Material Contract has been made available to Parent.

(b)       Validity. Each Material Contract (other than any Material Contract that has expired in accordance with its terms) is valid and binding on the Company or each such Subsidiary of the Company that is a party thereto and is in full force and effect and enforceable in accordance with its terms, subject to the Enforceability Limitations, except where the failure to be valid and binding and in full force and effect has not had, and would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company, each of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto is in breach of or default pursuant to any such Material Contract, except where such breach or default has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No event has occurred or circumstances that exist that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract, or permit the termination or modification thereof or permit the acceleration or maturity of performance thereof, by the Company Group, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)          Notices from Material Relationships. Neither the Company nor any of its Subsidiaries has (x) received any notice in writing from any Person that such Person intends to terminate, or not renew, any Material Contract or (y) waived, or failed to enforce, any of its material rights or benefits under any Material Contract.

5.13       Real Property.

(a)          Owned Real Property. The Company Group does not currently own and has never owned any real property.

(b)          Leased Real Property. Section 5.13(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all of the existing leases, subleases, sub-subleases, licenses or other agreements (including all amendments, extensions, renewals, and guarantees with respect thereto) pursuant to which the Company Group uses or occupies, or has the right to use or occupy, or permits a third party to use or occupy, now or in the future, any real property (such property, the “Leased Real Property,” and each such lease, sublease, sub-sublease, license or other similar agreement, a “Lease”). The Company has made available to Parent true, correct and complete (in all material respects) copies of all Leases (including all material modifications, amendments and supplements thereto). With respect to each Lease and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially and adversely affect the current use by the Company or its Subsidiaries of the Leased Real Property, (i) to the Knowledge of the Company, there are no disputes or defaults with respect to any such Lease on the part of the Company or on the part of any other party thereto, nor does there exist any condition that, upon the passage of time or the giving of notice or both, would cause a material default; (ii) the Company or one of its Subsidiaries has not collaterally assigned or granted any other security interest in any such Lease or any interest therein; (iii) there are no liens (other than Permitted Liens) on the estate or interest created by such Lease; (iv) no member of the Company Group, nor to the Knowledge of the Company, any other party to a Lease is in material breach of or default pursuant to such Lease; (v) each Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect; (vi) no security deposit or portion thereof deposited with respect to the Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full; (vii) the Company has not transferred, mortgaged, encumbered, subleased or assigned any interest in any of the Leases except as set forth in Section 5.13(b) of the Company Disclosure Letter; (viii) the Company has not received any written notice from the other party to any Lease of the termination, proposed termination, condemnation or threatened condemnation thereof; and (ix) the current use and occupancy of the Leased Real Property is permitted under the Real Property Leases.

(c)         Except as set forth in Section 5.13(c) of the Company Disclosure Letter, no consent of or notice to the landlord or sublandlord under any Lease is required in connection with the transaction contemplated by this Agreement.

5.14       Intellectual Property.

(a)       Registered Intellectual Property. Section 5.14(a) of the Company Disclosure Letter sets forth a correct and complete (in all material respects) list as of the date of this Agreement of all Company Registered Intellectual Property. Except as would not be material to the Company Group, taken as a whole, the Company Registered Intellectual Property set forth on Section 5.14(a) of the Company Disclosure Letter is subsisting, and to the Knowledge of the Company, valid and enforceable.

(b)         IP Ownership. Except as would not be material to the Company Group, taken as a whole, the Company Group owns all right, title and interest in and to all Company Intellectual Property, free and clear of all liens (except for Permitted Liens) and is licensed or otherwise possesses valid rights to use or exploit all other Intellectual Property used in or necessary for the operation of the business of the Company Group as currently conducted; provided, however, that the representation and warranty in this Section 5.14(b) shall not constitute or be deemed or construed as any representation or warranty with respect to any infringement, misappropriation or violation by any member of the Company Group of any Intellectual Property, which is exclusively addressed in Section 5.14(c) below. Parent does not own any Intellectual Property embodied by any Company Product or used in the Company Group’s business.

(c)          No Infringement. Except as set forth on Section 5.14(b) of the Company Disclosure Letter, except as would not be material to the Company Group, taken as a whole (i) the operation of the business of the Company Group does not infringe, misappropriate, or otherwise violate the Intellectual Property of any third Person, and in the past six (6) years, has not infringed, misappropriated, or otherwise violated any Intellectual Property of any third Person; (ii) since January 1, 2022, the Company Group has not received written notice from any third Person (or to the Knowledge of the Company, any other notice), and no Legal Proceeding has been brought by any third Person against the Company Group, alleging that the operation of the business of the Company Group infringes, misappropriates, or otherwise violates the Intellectual Property of any third Person; and (iii) to the Knowledge of the Company, no third Person is infringing, misappropriating, or otherwise violating, or, in the past six (6) years, has infringed, misappropriated or otherwise violated, any Company Intellectual Property and since January 1, 2022, the Company Group has not sent any third Person any written notice (or brought any Legal Proceeding against any third Person) claiming that such third Person is infringing, misappropriating, or otherwise violating any Company Intellectual Property.

(d)        Proprietary Information. Except as would not be material to the Company Group, taken as a whole, (i) the Company Group has taken reasonable steps to protect the Company Group’s rights in its confidential information and trade secrets, and (ii) the Company Group has not experienced any unauthorized disclosure of or access to any such trade secrets or other material confidential information. To the Knowledge of the Company, each current and former employee, consultant, independent contractor, and officer of the Company Group that has invented, developed, authored, or conceived material Intellectual Property for the Company Group has executed a written agreement with a member of the Company Group that contains (x) reasonable confidentiality and non-disclosure obligations and (y) an assignment by such Person to the Company Group of all right, title, and interest in, to and such Intellectual Property, except where ownership of such Intellectual Property vests initially in the Company Group by operation of Law.

(e)          Company IT Systems. Except as would not be material to the Company Group, taken as a whole, the Company IT Systems (i) are sufficient for the operations of the Company Group as currently conducted, and (ii) to the Knowledge of the Company, are free from any malware, viruses, “trojan horses,” worms, or malicious code, Software routines or hardware components, or other Software designed to cause or permit unauthorized access to, or disruption, impairment, disablement, or destruction of, such Company IT Systems (or data Processed thereby). The Company Group has implemented and maintains commercially reasonable security, disaster recovery and business continuity plans and procedures designed to provide monitoring and alerting of material operational problems or issues with the Company IT Systems in the possession or operational control of the Company Group, except where the failure to implement and maintain such plans or procedures would not be material to the Company Group, taken as a whole. In the past three (3) years, with respect to any of the Company IT Systems, there has not been any outage, failure, unauthorized access or use of such Company IT Systems that has caused a material disruption in or to the operations of the Company Group.

5.15      Data Security and Privacy. The Company Group (i) is, and since January 1, 2022, has been, in compliance with all Data Protection Requirements in all material respects; and (ii) since January 1, 2022, has taken commercially reasonable steps to protect, in all material respects, (A) the confidentiality, integrity and security of the Company IT Systems; and (B) Personally Identifiable Information Processed by or for any member of the Company Group from unauthorized use, access, disclosure, theft, modification, or other unauthorized Processing. Except as would not be material to the Company Group, taken as a whole, (x) there are no pending complaints, investigations, inquiries, notices, enforcement proceedings or actions by or before any Governmental Authority regarding the Company Group’s Processing of Personally Identifiable Information or the security of any Company IT Systems; and (y) since January 1, 2022, no fines or other penalties have been imposed on, or written claims for compensation have been received by, any member of the Company Group, for violation of any Data Protection Requirement. Except as set forth on Section 5.15 of the Company Disclosure Letter, the Company Group has not, in the past three (3) years, (1) experienced or been affected by any material Specified Data Breaches; or (2) been involved in any Legal Proceedings related to any violation of any Data Protection Law by the Company Group or any Specified Data Breaches.

5.16       Tax Matters.

(a)         All income and other material Tax Returns required to be filed with any Governmental Authority by or on behalf of the Company or any of its Subsidiaries have been filed when due (taking into account applicable valid extensions) in accordance with all applicable Laws, and all such Tax Returns are true, correct and complete in all material respects.

(b)        The Company and each of its Subsidiaries has timely paid (or has had timely paid on its behalf) to the appropriate Governmental Authority all income and other material Taxes due and payable by it (whether or not shown on any Tax Return). Each of the Company and its Subsidiaries has (i) timely withheld, deducted and collected all material Taxes required to have been withheld, deducted or collected in connection with amounts paid, received or owing to or from any employee, creditor, stockholder, independent contractor, customer or other third party; (ii) timely paid over any amounts so withheld, deducted, or collected to the appropriate Governmental Authority; and (iii) otherwise materially complied with all applicable Law relating to the withholding, collection, and remittance of Taxes (including information reporting requirements).

(c)         All material Tax deficiencies, assessments or other determinations asserted as a result of or in connection with any examination, investigation, inquiry, claim, audit or other administrative or judicial proceeding in respect of any Taxes (a “Tax Proceeding”) of the Company or any of its Subsidiaries, have been paid in full or finally settled.

(d)        There are no Tax Proceedings ongoing, pending or threatened in writing against or with respect to the Company or its Subsidiaries in respect of any material amounts of Taxes. No material adjustment with respect to any Tax Return, material claim for any additional Tax or material deficiency for Taxes has been received in writing by the Company or any of its Subsidiaries.

(e)         During the two (2)-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code (or any similar provision of state, local or non-U.S. applicable Law).

(f)          There are no liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(g)        No jurisdiction in which the Company or a Subsidiary of the Company does not file Tax Returns of a particular type has made a claim in writing that the Company or such Subsidiary is or may be liable for a material amount of Tax, or required to file Tax Returns, of such type in that jurisdiction. Neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of any applicable Tax treaty) in a jurisdiction other than the jurisdiction in which it is currently filing Tax Returns.

(h)        Neither the Company nor any of its Subsidiaries is currently the beneficiary of any modification, waiver or extension of time within which to file any income or other material Tax Return, and no request for any such modification, waiver or extension is currently pending. Neither the Company nor any of its Subsidiaries has granted any extension, modification or waiver of the limitation period applicable to any Tax or Tax Return (including with respect to the payment, assessment or collection of any Tax) that remains in effect and no request for any such extension, modification or waiver is currently pending.

(i)          Neither the Company nor any of its Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is the Company or any of its Subsidiaries), (ii) is a party to or bound by, or has any obligation under, any agreement or arrangement relating to the apportionment, sharing, assignment, allocation or indemnification or similar agreement of or for any Tax or Tax asset (other than (A) an agreement solely between or among the Company and/or any of its Subsidiaries or (B) a commercial agreement entered into in the ordinary course of business that does not have as a principal purpose addressing Tax matters), or (iii) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any analogous or similar provision of state, local or non-U.S. Tax Law), as transferee or successor, by Contract or otherwise by operation of Law.

(j)          None of the Company or its Subsidiaries has participated in any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(k)        The Company and its Subsidiaries have filed all material unclaimed property reports as required under applicable Law and are otherwise in compliance in all material respects with applicable Law relating to unclaimed property or escheat obligations.

5.17       Employee Plans.

(a)          Section 5.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of all material Employee Plans. For purposes of this Agreement, “Employee Plan” shall mean (collectively) (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; and (ii) all other employment, individual natural person consultant or other service, bonus, stock option, stock purchase or other equity-based, post-employment or retiree welfare benefit, incentive compensation, profit sharing, savings, retirement, disability, insurance, life insurance, deferred compensation, severance, termination, leave, salary continuation, retention, change in control compensation, fringe, medical, welfare or other benefit or compensation plans, programs, agreements, contracts, policies or arrangements (whether or not in writing), (x) in each case that are sponsored, maintained or contributed to (or required to be contributed to) by any member of the Company Group; or (y) otherwise, under or with respect to which the Company Group has or would reasonably be expected to have any current or contingent obligation or liability. With respect to each material Employee Plan, to the extent applicable, the Company has made available to Parent true, correct and complete copies of: (A) the most recent annual report on Form 5500, including all schedules thereto; (B) the most recent determination or opinion letter, if any, from the IRS for any Employee Plan that is intended to qualify pursuant to Section 401(a) of the Code; (C) the plan and trust documents (and all amendments thereto) and the most recent summary plan descriptions (and all summaries of material modifications); and (D) all material non-routine correspondence with any Governmental Authority dated within the past three (3) years.

(b)         No member of the Company Group nor any other corporation or trade or business (whether or not incorporated) that would at any relevant time be treated as a single employer with the Company Group pursuant to Section 414 of the Code has, in the last six (6) years, maintained, sponsored contributed to or has been required to contribute to or currently maintains, sponsors or participates in, contributes to or is required to contribute to, or has any current or contingent material liability or obligation under or with respect to: (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code); (iii) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is or was subject to Section 302 of Title I of ERISA, Section 412 or 430 of the Code or Title IV of ERISA; or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), including by reason of at any time being treated as a single employer with any other Person under Section 414 of the Code.

(c)         (i) Each Employee Plan has been established, maintained, funded and administered, in form and operation, in accordance with its terms and in all material respects with all applicable Law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority; (ii) there are no claims, disputes or Legal Proceedings pending or, to the Knowledge of the Company, threatened with respect to or against any Employee Plan, the assets of any trust pursuant to any Employee Plan, or the plan sponsor, plan administrator or any fiduciary of any Employee Plan, other than routine claims for benefits; and (iii) no Employee Plan provides, and no member of the Company Group has any current or contingent liability or obligation to provide for post-employment, post-ownership, post-service or retiree life insurance, health or other welfare benefits to any person, except as may be required by Section 4980B of the Code or any similar state Law (for which the covered individual pays the full cost of coverage). The Company Group does not have any material liability for any Taxes or penalties under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code. All contributions, distributions or other payments required to have been paid under or with respect to any Employee Plan by the Company Group have been timely made in all material respects in accordance with their terms and in compliance with applicable Law, or, to the extent not yet due, have been properly accrued in all material respects in accordance with GAAP.

(d)      Each Employee Plan that is or was intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualified status, and, to the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect such Employee Plan’s qualified status. The Company has not engaged in any, and, to the Knowledge of the Company there has been no, “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) or breach of fiduciary duty (as determined under ERISA) with respect to any Employee Plan.

(e)        Except as provided in Section 3.5 neither the execution and delivery of this Agreement nor the consummation of the Merger contemplated hereby, will, either alone or in conjunction with any other event, (i) result in, or accelerate the time of payment, funding or vesting of, any payment (including severance, change in control, stay or retention bonus or otherwise) or benefits becoming due to any current or former employee, officer, consultant, director or other individual service provider of the Company Group; (ii) increase any compensation or benefits otherwise payable to any such person set forth in the preceding clause (i); (iii) restrict the ability of the Company to merge, amend, or terminate any Employee Plan; (iv) result in the forgiveness of indebtedness of any such person set forth in the preceding clause (i); or (v) result in the payment of any amount or provision of any benefit that could, individually or in combination with any other payment or benefit, constitute an “excess parachute payment” within the meaning of Section 280G of the Code or result in the payment of an excise tax by any Person under Section 4999 of the Code.

(f)        Each Employee Plan that is, in whole or in part, a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code has at all times been operated in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder, and no amount thereunder is, has been or is reasonably expected to be subject to Tax under Section 409A of the Code.

(g)        Neither the Company nor any of its Subsidiaries has any obligation to “gross-up” or otherwise indemnify, reimburse or make whole any current or former employee, officer, consultant, director or other individual service provider of the Company or any Subsidiary for any Tax or related interest or penalties incurred by such individual, including under Section 409A or 49999 of the Code.

5.18       Labor Matters.

(a)        Union Activities. The Company Group is not a party to or bound by, or currently negotiating, any collective bargaining agreement, labor union contract or trade union agreement or other similar labor-related Contract with any labor union, works council or other labor organization or employee representative (each, a “Collective Bargaining Agreement”), and no employees of the Company Group are covered by a Collective Bargaining Agreement or represented by a labor union, works council or other labor organization or employee representative, in each case, with respect to their employment with the Company Group. To the Knowledge of the Company, there are no pending or threatened activities or proceedings of any labor union, works council or other labor organization or trade union or group of employees to organize any employees of the Company Group with regard to their employment with the Company Group, and no such activities or proceedings have occurred within the past three (3) years. There is no material unfair labor practice charge, material labor grievance, material labor arbitration, strike, lockout, slowdown, work stoppage, picketing, handbilling or other similar material labor dispute against or affecting the Company Group pending or, to the Knowledge of the Company, threatened, and no such labor dispute has occurred within the past three (3) years.

(b)       Legal Compliance. The Company Group is in compliance, and for the past three (3) years, the Company Group has been in compliance with applicable Laws and orders with respect to labor, employment and employment practices, except for such non-compliance that has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(c)        Sexual Harassment. To the Knowledge of the Company, no allegations of sexual harassment or sexual misconduct have been made in the past three (3) years against any officer of the Company Group or any employee of the Company Group at the level of Senior Vice President or above, in each case, in their capacity as such. No member of the Company Group is party to a settlement agreement with a current or former director, officer, employee or independent contractor of the Company Group that involves allegations relating to sexual harassment or sexual misconduct by either (i) an officer of the Company Group or (ii) an employee of the Company Group at the level of Senior Vice President or above.

(d)       Notice of Termination. Except as set forth on Section 5.18(d) of the Company Disclosure Letter, to the Knowledge of the Company, no current employee at the level of Vice President or above has given notice of his or her intent to terminate his or her employment with the Company Group prior to the one (1)-year anniversary of the Closing.

5.19      Permits. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Group holds, to the extent legally required, all permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders, accreditations, registrations, certifications, qualifications, exemptions and approvals from Governmental Authorities that are required for the operation of the business of the Company Group as currently conducted (“Permits”). Since January 1, 2022, the Company Group has been in compliance with the terms of all Permits, and no termination, suspension, modification, revocation or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened, except for such non-compliance, suspensions or cancellations that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Each Permit is valid and in full force and effect and will be available for use immediately after Closing. No Permit will be adversely affected by the Merger or the consummation of the transactions contemplated by this Agreement, and none of the Permits will expire or terminate as a result of the Merger or consummation of the transactions contemplated by this Agreement.

5.20       Environmental Matters. Except as would not have, and would not reasonably be expected to have, a Company Material Adverse Effect:

(a)         The Company and the Company Subsidiaries have been and are otherwise in compliance with all applicable Environmental Laws and there are no pending or unresolved or, to the Knowledge of the Company, threatened Legal Proceedings, orders, demands, claims, information requests or notices alleging any liability or non-compliance or violation regarding the Company or any Company Subsidiary relating to or arising under any Environmental Law.

(b)         To the Knowledge of the Company, (i) there are no conditions on any real property owned, leased or operated by the Company or any Company Subsidiary, and (ii) there has been no release, disposal, arrangement for disposal, treatment, storage, transport, handling, manufacture or distribution of, contamination by, or exposure of any Person to any Hazardous Substance, in each case that would reasonably be expected to give rise to any violation by, or result in any liability of, the Company or any Company Subsidiary under any Environmental Laws.

(c)         All permits, notices, approvals and authorizations, if any, required to be obtained or filed under Environmental Law in connection with the operation, of the Company’s and the Company Subsidiaries’ businesses and the operation or use, of any real property owned, leased or operated by the Company or any Company Subsidiary have been duly obtained or filed, are currently in effect, and the Company and the Company Subsidiaries have been and are in compliance with the terms and conditions of all such permits, notices, approvals and authorizations.

5.21       Compliance with Laws. Except as set forth on Section 5.21 of the Company Disclosure Letter, the Company Group is, and since January 1, 2021, has been, in compliance in all material respects with all Laws and orders that are applicable to the Company Group or to the conduct of the business or operations of the Company Group, except for such non-compliance that has not had, and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

5.22       Legal Proceedings; Orders.

(a)          No Legal Proceedings. Except as set forth on Section 5.22(a) of the Company Disclosure Letter, as of the date of this Agreement, there are no, and in the past three (3) years there have been no, material Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company Group or, as of the date of this Agreement, against any present or former officer or director of the Company Group in such individual’s capacity as such, except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)         No Orders. None of the Company Group is, or in the past three (3) years has been, subject to any material order of any kind or nature that would prevent or materially delay the consummation of the Merger or the ability of the Company to perform in all material respects its covenants and obligations pursuant to this Agreement.

5.23       Regulatory Matters.

(a)        Except as set forth on Section 5.23(a) of the Company Disclosure Letter, since January 1, 2021, the Company and each of its Subsidiaries have conducted the business and operations of the Company Group in compliance in all material respects with applicable Laws and regulations administered by the U.S. Food and Drug Administration (the “FDA”) or any other Governmental Authorities having jurisdiction over the Company’s products and services (including the Company Products), including the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq., the “FDC Act”), the federal Anti-Kickback Statute (42 U.S.C § 1320a7b(b)), the False Claims Act (31 U.S.C. § 3729 et seq.), and all applicable state and federal pharmaceutical licensing, disclosure and reporting regulatory requirements, and applicable regulations promulgated pursuant to any of the foregoing.

(b)        Since January 1, 2021, the Company and each of its Subsidiaries have obtained and currently hold in good standing all material permits, approvals, clearances, authorizations, licenses, and registrations required by any Governmental Authority, including the FDA, to permit the design, development, pre-clinical and clinical testing, manufacture, labeling, promotion, sale, distribution, and import of Company Products in all relevant jurisdictions.

(c)       Since January 1, 2021, each of the Company Products regulated as a biologic, drug, or medical device have been designed, manufactured, assembled, packaged, labeled, stored, and processed in material compliance with a recognized quality management system, including the Quality System Regulation set forth at 21 C.F.R. Part 820, and the current Good Manufacturing Practice regulations set forth in 21 C.F.R. Parts 210 and 211, as applicable.

(d)        Since January 1, 2021, the Company and each of its Subsidiaries have reported all adverse events related to the Company Products in material compliance with the FDC Act.

(e)         Since January 1, 2021, neither the Company nor any of its Subsidiaries have (i) voluntarily or involuntarily initiated or conducted or issued any recall, field corrective action, correction or removal, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, or other notice or action relating to an alleged lack of safety, efficacy or regulatory compliance of any product, or (ii) received any written notice from any Governmental Authority regarding the recall of any Company Product.

(f)       Neither the Company nor any of its Subsidiaries has received from any Governmental Authority, including FDA, the U.S. Department of Health and Human Services’ Office of Inspector General, the U.S. Department of Justice, and any attorney general of any State of the United States, any notice of potential non-compliance, enforcement action or other adverse action alleging a violation of the FDC Act or any regulation promulgated thereunder. To the Knowledge of the Company, there is no act, omission, event or circumstance that would reasonably be expected to result in any such action.

(g)         None of the Company, its Subsidiaries, or any of their directors, officers, employees or, to the Knowledge of the Company, any of their contractors, is the subject of any ongoing investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” policy as stated at 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. None of the Company, its Subsidiaries or, to the Knowledge of the Company, any of their officers or employees has been convicted of any crime or engaged in any prohibited conduct that has previously caused or would reasonably be expected to result in disqualification or debarment by FDA under 21 U.S.C. Sections 335(a) or (b); debarment, suspension, or exclusion under any federal healthcare programs; or exclusion by a Governmental Authority under 42 U.S.C. Section 1320a-7.

5.24      Insurance. Section 5.24 of the Company Disclosure Letter sets forth a list of all currently in-force material insurance policies (except any insurance policy comprising an insurance benefit plan) maintained by the Company Group as of the date of this Agreement, including the identity of the first named insured, the policy number, the identity of the lead insurer and the policy period, true and correct copies of which have been made available to Parent as of the date hereof. All such insurance policies are in full force and effect, and no written (or to the Knowledge of the Company, oral) notice of cancellation has been received by the Company or any of its Subsidiaries with respect to any such insurance policy.

5.25      Related Person Transactions. Except for indemnification, compensation or other employment arrangements in the ordinary course of business, there are no Contracts or transactions between the Company Group, on the one hand, and any Affiliate (including any director or officer) thereof, beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5% or more of any class of securities thereof or any “immediately family member” (as such term is defined in Item 404 of Regulation S-K promulgated under the Securities Act) but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company SEC Reports filed at least one (1) Business Days prior to the date of this Agreement (each, a “Related Party Transaction”).

5.26       Financial Advisors. There is no financial advisor, investment banker, broker or finder, other than Centerview that has been retained by or is authorized to act on behalf of the Company Group who is entitled to any financial advisor, investment banking, brokerage, finder’s or other fee or commission in connection with the Merger and transactions contemplated by this Agreement. The Company has made available to Parent a true, correct and complete copy of the engagement letter of the Advisor, Centerview, and each other financial advisor, investment banker, broker, finder or agent that has been retained by the Company Group and the Company Board in connection with the Offer, Merger and the transactions contemplated by this Agreements.

5.27      Information in the Schedule 14D-9 and the Offer Documents. The information supplied by or on behalf of the Company expressly for inclusion in the Offer Documents (and any amendment or supplement thereto) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 will comply as to form in all material respects with the provisions of Rule 14D-9 of the Exchange Act and any other applicable federal securities Laws and will not, when filed with the SEC or distributed or disseminated to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that the Company makes no representation or warranty with respect to statements made in the Schedule 14D-9 based on information furnished by Parent or Merger Sub expressly for inclusion therein.

5.28      Trade Controls and Anti-Corruption Laws. None of the Company Group, nor any director, officer, or employee of the Company Group, nor, to the Company’s Knowledge, any agent or other third party representative acting on behalf of any member of the Company Group (a) is or in the last five (5) years has been (i) a Sanctioned Person; (ii) engaged in any dealings with, on behalf of, or for the benefit of any Sanctioned Person or in any Sanctioned Country; (iii) otherwise in violation of applicable Anti-Corruption Laws or Trade Control Laws; or (b) has in the last five (5) years made, offered, promised, received, or authorized any unlawful payment or gift of any money or anything of value, directly or indirectly to, from, or for the benefit of any “foreign official” (as such term is defined in the FCPA), foreign political party or official thereof, candidate for foreign political office, political campaign, public international organization, or any other Person in violation of applicable Anti-Corruption Laws. For the past five (5) years, no member of the Company Group has, in connection with or relating to the business of the Company Group, received from any Person any notice, inquiry, or internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Authority, or conducted any internal investigation or audit concerning any actual or potential violation of any Anti-Corruption Laws or Trade Control Laws. There are no pending or, to the Company’s Knowledge, threatened claims against the Company Group with respect to Anti-Corruption Laws or Trade Control Laws.

5.29       Exclusivity of Representations and Warranties.

(a)         No Other Representations and Warranties. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article VI and the certificate delivered pursuant to clause F of Annex I attached hereto and any other Transaction Documents:

(i)        neither Parent or Merger Sub (or any other Person) makes, has made, or shall be deemed to have made, any representation or warranty relating to Parent or Merger Sub or any of their respective businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii)    no Person has been authorized by Parent or Merger Sub or any of their Affiliates or Representatives to make any representation or warranty relating to the Parent or Merger Sub or any of their respective businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by the Company or any of its Affiliates or Representatives as having been authorized by Parent or Merger Sub or any of their Affiliates or Representatives (or any other Person); and

(iii)     the representations and warranties made by Parent or Merger Sub in this Agreement and the certificate delivered pursuant to clause F of Annex I attached hereto and any other Transaction Documents delivered in connection with this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and Parent and Merger Sub each hereby disclaim any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)         No Reliance. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on, with respect to the Buyer Parties, any representation or warranty, express or implied, except as set forth in the representations and warranties expressly set forth in Article VI, the certificate delivered pursuant to clause F of Annex I attached hereto and any other Transaction Documents.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES

The Buyer Parties hereby represent and warrant to the Company as follows:

6.1         Organization; Good Standing.

(a)         Parent. Parent (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(b)         Merger Sub. Merger Sub (i) is a corporation duly incorporated, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(c)       Organizational Documents. Parent has made available to the Company true, correct and complete copies of the certificate of incorporation, bylaws and other similar organizational documents of the Buyer Parties, each as amended to date. No Buyer Party is in violation of its certificate of incorporation, bylaws or other similar organizational documents.

6.2       Power; Enforceability. Each Buyer Party has the requisite power and authority to (a) execute and deliver this Agreement and all of the documents and agreements contemplated hereby; (b) perform its covenants and obligations hereunder; and (c) consummate the Offer and the Merger. The execution and delivery of this Agreement by the Buyer Parties, the performance by each Buyer Party of its respective covenants and obligations hereunder and the consummation of the Offer and the Merger have been duly authorized and approved by all necessary actions on the part of each Buyer Party and no additional actions on the part of any Buyer Party are necessary to authorize (i) the execution and delivery of this Agreement by each Buyer Party; (ii) the performance by each Buyer Party of its respective covenants and obligations hereunder; or (iii) the consummation of the Offer and the Merger. This Agreement has been duly executed and delivered by each Buyer Party and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each Buyer Party, enforceable against each Buyer Party in accordance with its terms, subject to the Enforceability Limitations.

6.3       Non-Contravention. The execution and delivery of this Agreement by each Buyer Party, the performance by each Buyer Party of its covenants and obligations hereunder, and the consummation of the Offer and the Merger do not (a) violate or conflict with any provision of the organizational documents of the Buyer Parties; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which any Buyer Party is a party or by which the Buyer Parties or any of their properties or assets may be bound; (c) assuming the consents, approvals and authorizations referred to in Section 6.4 have been obtained, violate or conflict with any Law or order applicable to the Buyer Parties or by which any of their properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Buyer Parties, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not, individually or in the aggregate, have or would not reasonably expect to have, a material adverse effect on the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

6.4        Requisite Governmental Approvals. No Consent of any Governmental Authority is required on the part of the Buyer Parties or any of their Affiliates (a) in connection with the execution and delivery of this Agreement by each Buyer Party; (b) the performance by each Buyer Party of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Offer and the Merger, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable laws of states in which the Company Group is qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and Antitrust Laws; and (iv) such other Consents the failure of which to obtain would not, individually or in the aggregate, prevent or materially delay the consummation of the Offer and the Merger or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

6.5          Legal Proceedings; Orders.

(a)          No Legal Proceedings. As of the date hereof, there are no Legal Proceedings pending or, to the knowledge of Parent or any of its Affiliates, threatened against the Buyer Parties that would, individually or in the aggregate, prevent or materially delay the consummation of the Offer and the Merger or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

(b)         No Orders. No Buyer Party is subject to any order of any kind or nature that would prevent or materially delay the consummation of the Offer and the Merger or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

6.6        Ownership of Company Capital Stock. None of the Buyer Parties, the Guarantor or any of their respective directors, officers, general partners or Affiliates is or has been an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company, in each case, at any time during the past three (3) years prior to the date of this Agreement, in each case other than as a result of execution of this Agreement, the Original Agreement, the Transaction Documents (as defined herein) or the Transaction Documents (as defined in the Original Merger Agreement) (the “Original Transaction Documents”).

6.7         Financial Advisors. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Buyer Parties or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission payable by the Company or its Subsidiaries in connection with the Offer and the Merger.

6.8        Operations of the Buyer Parties. The authorized capital stock of Merger Sub consists solely of one hundred (100) shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. Merger Sub has been formed solely for the purpose of engaging in the Offer and the Merger (including as contemplated by the Original Merger Agreement, the Original Transaction Documents, the Original Offer and the Original Merger), and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by the Financing Commitments (including as such term was defined in the Original Merger Agreement) or any agreements or arrangements entered into in connection with the Financing (including as such term was defined in the Original Merger Agreement), the Guarantee (including as such term was defined in the Original Merger Agreement), this Agreement, the Original Merger Agreement, the Original Transaction Documents and the Original Waivers. Parent owns beneficially and of record all of the outstanding capital stock of, and other equity and voting interest in, Merger Sub free and clear of all liens (other than transfer restrictions under applicable securities laws).

6.9        No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement and the Merger. The adoption of this Agreement by the affirmative vote or consent of Parent, as the sole stockholder of Merger Sub, is the only vote or consent of the capital stock of, or other equity interest in, Merger Sub necessary to approve this Agreement and the Merger.

6.10      Guarantee. Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company its duly executed Guarantee. As of the date hereof, the Guarantee is in full force and effect and constitutes a legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, subject to the Enforceability Limitations. As of the date hereof, there is no default or breach under the Guarantee by Guarantor, and no event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default on the part of the Guarantor pursuant to the Guarantee.

6.11       Financing.

(a)         Commitment Letter. As of the date of this Agreement, Parent has delivered to the Company a true, correct and complete copies of (x) the fully and duly executed Equity Commitment Letter, as set forth on Exhibit E, dated as of the date of this Agreement, pursuant to which the Guarantor has committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the cash amounts set forth therein for the purpose of funding a portion of the Required Amount (such financing, the “Equity Financing”) and (y) (i) the Debt Commitment Letters from the Financing Sources party thereto, pursuant to which the Financing Sources party thereto have committed, on the terms and subject to the conditions set forth therein, to provide Parent with debt financing in the amounts specified therein for the purpose of financing the Offer and the Merger and the other transactions contemplated hereby and the related fees and expenses (such financing, the “Debt Financing” and, together with the Equity Financing, the “Financing”) and (ii) each fully and duly executed fee letter associated therewith, dated as of the date of this Agreement (together with all annexes, exhibits, schedules and other attachments thereto and each as amended, restated, amended and restated, supplemented, replaced, substituted, waived or otherwise modified in accordance with its terms and to the extent permitted by, and in accordance with, Section 8.3, collectively, the “Debt Fee Letter”; the Debt Commitment Letter and Debt Fee Letter are collectively referred to herein as the “Debt Financing Commitment” and, together with the Equity Commitment Letter, the “Financing Commitments”), which Debt Fee Letter may be redacted with respect to the fee amounts, market flex terms and other economic terms in a customary manner that does not conceal any term that could have the effect of any Prohibited Modification. The Equity Commitment Letter provides that the Company is an express third-party beneficiary thereof, in connection with the Company’s exercise of its rights under Section 11.8(b).

(b)         Validity; No Amendments. As of the date of this Agreement, each of the Financing Commitments is in full force and effect and constitutes the legal, valid and binding obligations of Parent and the Guarantor, as applicable, and, to the knowledge of Parent, each of the other parties thereto, and is enforceable against Parent, the Guarantor and, to the knowledge of Parent, each of such other parties, as applicable, in accordance with its terms, subject to the Enforceability Limitations. As of the date of this Agreement, (i) the Financing Commitments and the terms thereof have not been amended, restated, amended and restated, supplemented, replaced, substituted, waived or otherwise modified in any respect; (ii) the Financing Commitments, and the respective commitments contained therein or obligations thereunder, have not been withdrawn, terminated, repudiated or rescinded in any respect; and (iii) no such amendment, restatement, amendment and restatement, supplement, replacement, substitution, waiver, modification, withdrawal, termination, repudiation or rescission of the Financing Commitments, the respective commitments contained therein or obligations thereunder, in each case, is contemplated by Parent or, to the knowledge of Parent, any of the other parties thereto. There are no other Contracts, agreements, side letters, arrangements or understandings (written or oral) relating to the Financing, other than (x) as expressly set forth in the Financing Commitments or (y) solely with respect to the Debt Financing, customary engagement letters or non-disclosure or non-reliance agreements which do not impact the conditionality, availability or the aggregate amount of the Debt Financing.

(c)         Sufficiency of Financing. Assuming the accuracy of the representations and warranties of the Company set forth in Article V and the performance in all material respects by the Company with its obligations hereunder, the aggregate amounts of the Financing, when funded or invested, as applicable, in accordance with the Financing Commitments (after netting out applicable fees, expenses, original issue discount and similar premiums and charges that are required to be paid at or prior to Closing pursuant to the terms of the Financing Commitments and after giving effect to any “market flex” provisions set forth in the Debt Financing Commitment), when funded, will be sufficient for the satisfaction of all of the Buyer Parties’ obligations under this Agreement at the Closing and, in the aggregate, shall provide for, at the Closing, funds sufficient in amount for the Buyer Parties to (i) make the payment of all amounts pursuant to Article III in connection with consummation of the Offer and the Merger required to be paid at the Closing; (ii) pay all amounts in connection with the refinancing or repayment of any outstanding Indebtedness (including the amount payable pursuant to the Payoff Letters) required to be paid at the Closing; (iii) pay all fees and expenses required to be paid at or in connection with the Closing by the Buyer Parties in connection with the transactions contemplated hereby required to be paid at the Closing; and (iv) satisfy all other payment obligations of the Buyer Parties contemplated hereunder and under the Financing Commitments required to be made at the Closing (the amount contemplated by (i) through (iv), the “Required Amount”). No Buyer Party’s obligations (or those of any of its Affiliates) contemplated by this Agreement, including the obligation to consummate the Closing when required pursuant to the terms and conditions of this Agreement (and subject to the limitations set forth in Section 11.8), are in any way contingent upon or otherwise subject to any Buyer Party’s (or any of its Affiliates’) consummation of any financing arrangements, any Buyer Party’s (or any of its Affiliates’) obtaining of any financing or the availability, grant, provision or extension of, or receipt of any funds from, any financing to, or by, any Buyer Party (or any of its Affiliates).

(d)       Conditions. As of the date of this Agreement, other than as expressly set forth in the Financing Commitments, there are no conditions precedent or other contingencies (including in the redacted portions of the Debt Fee Letter) related to funding or investing, as applicable of the Financing at the Closing. As of the date of this Agreement, no event has occurred and no circumstance exists that, with notice or lapse of time or both, would, or would reasonably be expected to, (i) constitute or result in a default or breach on the part of Parent or the Guarantor, as applicable, or, to the knowledge of Parent, any other party under any Financing Commitment, (ii) make any of the assumptions or any of the statements or representations of Parent or, to the knowledge of Parent, any other party thereto set forth in the Financing Commitments inaccurate in any material respect, (iii) constitute or result in a failure of the Parent or the Guarantor, as applicable, or, to the knowledge of Parent, any other party thereto set forth in the Financing Commitments, to satisfy, or delay in the satisfaction of, any of the conditions to the funding or investing, as applicable, of the Financing set forth in the Financing Commitments, or (iv) otherwise result in any portion of the Financing not being available on a timely basis, and, in any event, not later than the Closing. As of the date of this Agreement, neither the Guarantor nor any of the Financing Sources party to the Debt Financing Commitment has notified Parent of its intention to terminate any of the Financing Commitments or not to provide all or any portion of the Financing. As of the date of this Agreement, Parent does not have any reason to believe (both before and after giving effect to any “market flex” provisions set forth in the Debt Financing Commitment (including with respect to fees and original issue discount)) that it will be unable to satisfy, on a timely basis (and, in any event, not later than the Closing), any term or condition to the funding or investing, as applicable, of the Financing to be satisfied by it (or otherwise within Parent’s or any of its Subsidiaries’ control) set forth in any Financing Commitment. As of the date of this Agreement, assuming satisfaction of the conditions set forth in Section 9.1, Parent has no reason to believe (both before and after giving effect to any “market flex” provisions set forth in the Debt Financing Commitment (including with respect to fees and original issue discount)) that any of the conditions to the funding or investing, as applicable, to the Financing contained in the Financing Commitments will not be satisfied on a timely basis (and in any event, not later than the Closing), or that the Financing will not be made fully available to Parent at or prior to the Closing. As of the date of this Agreement, Parent has fully paid, or caused to be fully paid, all commitment fees or other fees, expenses or deposits in connection with the Financing or otherwise required by the Financing Commitments, in each case, that are due and payable on or prior to the date of this Agreement pursuant to the terms of the Financing Commitments (or, if applicable, any Financing Agreements).

(e)        No Exclusive Arrangements. None of the Guarantor, Parent or any of their respective Affiliates has entered into any Contract, arrangement or understanding, directly or indirectly, prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt or equity financing (including the Financing Sources) from providing or seeking to provide debt or equity financing or financial advisory services to any other Person, in each case, in connection with the Offer and the Merger or any of the other transactions contemplated hereby, or any similar transaction relating to the Company Group.

6.12     Stockholder and Management Arrangements. As of the date of this Agreement, other than this Agreement, the Original Merger Agreement, the Transaction Documents, the Original Transaction Documents or the Original Waivers, none of the Buyer Parties or any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any Contracts or arrangements, with any party known by Parent, Merger Sub (or their respective Affiliates) to be a beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5% or more of the outstanding Company Capital Stock (other than any existing limited partner or other equity financing source of the Guarantor or any of its Affiliates), director, officer, employee or other Affiliate of the Company Group (a) relating to (i) this Agreement or the Offer and the Merger; or (ii) continuing employment with the Surviving Corporation or any of its Subsidiaries, business or operations (including as to continuing employment) from and after the Closing; or (b) pursuant to which any (i) such holder of Company Capital Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; (ii) such holder of Company Capital Stock has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) such stockholder, director, officer, employee or other Affiliate of the Company Group has agreed to provide, directly or indirectly, equity investment to the Buyer Parties or the Company to finance any portion of the Offer and the Merger.

6.13       Solvency. As of the Effective Time and immediately after giving effect to the Merger (including the funding or investing, as applicable, of the full amount of the Financing and the payment of the Required Amount and all other amounts due and payable pursuant to Article II in connection with or as a result of the Merger and all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith), assuming (x) the accuracy of the representations and warranties in Article V and (y) compliance and performance by the Company with its covenants and agreements hereunder, (a) the amount of the “fair saleable value” of the assets of the Surviving Corporation and its Subsidiaries, taken as a whole, will exceed the value of all probable liabilities of the Surviving Corporation and its Subsidiaries, taken as a whole, including contingent and other liabilities, as such debts become absolute and matured; (b) the Surviving Corporation and its Subsidiaries, taken as a whole, will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged; and (c) the Surviving Corporation and its Subsidiaries, taken as a whole, will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due. Parent and Merger Sub are not entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent, Merger Sub, the Company, any Company Subsidiary or any affiliates thereof.

6.14       Parent and Merger Sub Information. The information supplied or to be supplied by or on behalf of the Buyer Parties for inclusion in the Schedule 14D-9 (as amended or supplemented) will not, at the time the Schedule 14D-9 is disseminated to the Company Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

6.15       Non-Competitor. Each Buyer Party, on behalf of itself and its Subsidiaries, acknowledges that, as of the date hereof, it is not active in the research on, the development of, the manufacturing of, the marketing of, the commercialization of, the distribution of, and/or the promotion of any hyaluronic acid-based dermal fillers.

6.16      Information in the Offer Documents. The information supplied by or on behalf of Parent or Merger Sub expressly for inclusion in the Offer Documents (and any amendment or supplement thereto) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

6.17       Exclusivity of Representations and Warranties.

(a)        No Other Representations and Warranties. Each Buyer Party, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article V, the certificate delivered pursuant to clause F of Annex I attached hereto and any other Transaction Documents:

(i)       neither the Company nor any of its Subsidiaries (or any other Person) makes, has made, or shall be deemed to have made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii)     no Person has been authorized by the Company Group or any of its Affiliates or Representatives to make any representation or warranty relating to the Company Group or any of its businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by the Buyer Parties or any of their respective Affiliates or Representatives as having been authorized by the Company Group or any of its Affiliates or Representatives (or any other Person); and

(iii)     the representations and warranties made by the Company in this Agreement, the certificate delivered pursuant to clause F of Annex I attached hereto and any other Transaction Documents delivered in connection with this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Buyer Parties or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)         No Reliance. Each Buyer Party, on behalf of itself and its Subsidiaries, acknowledges and agrees that it is not acting (including, as applicable, by entering into this Agreement or consummating the Offer and the Merger) in reliance on:

(i)     with respect to the Company Group, any representation or warranty, express or implied, except as set forth in the representations and warranties expressly set forth in Article V, the certificate delivered pursuant to clause F of Annex I attached hereto and any other Transaction Documents;

(ii)    any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Buyer Parties or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Offer and the Merger, in connection with presentations by the Company’s management or in any other forum or setting (in each case, except as set forth in the representations and warranties expressly set forth in Article V, the certificate delivered pursuant to clause F of Annex I attached hereto and any other Transaction Documents); or

(iii)   the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information (in each case, except as set forth in the representations and warranties expressly set forth in Article V, the certificate delivered pursuant to clause F of Annex I attached hereto and any other Transaction Documents).

ARTICLE VII

INTERIM OPERATIONS OF THE COMPANY

7.1       Affirmative Obligations. Except (a) as expressly required or expressly contemplated by this Agreement or required by applicable Law or order; (b) as set forth in Section 7.1 or Section 7.2 of the Company Disclosure Letter; (c) as contemplated by Section 7.2; or (d) as approved in advance by Parent in writing (which approval will not be unreasonably withheld, conditioned or delayed); provided that, if Parent fails to respond to a written request from the Company for consent required pursuant to this Section 7.1 reasonably promptly (but in no event more than seven (7) Business Days following the Company’s request in writing provided in accordance with Section 11.2) after receipt of such request, Parent’s approval shall be deemed granted, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article X and the Effective Time, the Company will, and will cause each of its Subsidiaries to, (i) use its respective reasonable best efforts to maintain its existence in good standing pursuant to applicable Law; (ii) subject to the restrictions and exceptions set forth in Section 7.2 or elsewhere in this Agreement, use its respective reasonable best efforts to conduct its business and operations in the ordinary course of business in all material respects; (iii) use its respective commercially reasonable efforts to (A) preserve intact its material assets, properties, Material Contracts or other material legally binding understandings, licenses and business organizations; (B) keep available the services of its current officers and key employees; and (C) to the extent consistent with the ordinary course of business, preserve in all material respects the current relationships with material customers, vendors, distributors, partners, lessors, licensors, licensees, creditors, contractors and other Persons with which the Company Group has material business relations and (iv) provide prompt (but in any event, within three (3) Business Days) written notice to Parent of the receipt of any communication from any Governmental Authority alleging material non-compliance or potential material non-compliance with any applicable Law.

7.2         Forbearance Covenants. Except (i) as set forth in Section 7.2 of the Company Disclosure Letter; (ii) as approved in advance by Parent in writing (which approval will not be unreasonably withheld, conditioned or delayed; other than for Section 7.2(f) which shall be at Parent’s sole discretion); provided that, if Parent fails to respond to a written request from the Company for consent required pursuant to this Section 7.2 reasonably promptly (but in no event more than seven (7) Business Days following the Company’s request) in writing provided in accordance with Section 11.2 after receipt of such request, Parent’s approval shall be deemed granted; or (iii) as expressly required or expressly contemplated by the terms of this Agreement or required by applicable Law or order, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article X and the Effective Time, the Company will not, and will not permit any of its Subsidiaries, to:

(a)        amend the Charter, the Bylaws or any other similar organizational documents of any of the Company’s Subsidiaries (other than immaterial changes to the organizational documents of any of its Subsidiaries);

(b)        propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c)         except as set forth in Section 7.2(c) of the Company Disclosure Letter, issue, sell, encumber, deliver, grant options or rights to purchase or receive, pledge, dispose of or deliver or agree or commit to issue, sell or deliver any Company Securities or any equity or equity-based awards, options, warrants or rights of any kind to acquire any shares of, or securities convertible into, or exchangeable for any shares of, Company Capital Stock, or other securities in respect of, in lieu of, or in substitution for any class of its capital stock outstanding as of the Capitalization Date, except upon the exercise or settlement of, Company Options, Company RSUs or Company PSUs, in each case, outstanding as of the date of this Agreement;

(d)        except for transactions solely among the Company and its wholly owned Subsidiaries, directly or indirectly, adjust, reclassify, split, combine or subdivide any of the Company’s or its Subsidiaries’ capital stock or other equity or voting interest;

(e)         repurchase redeem or otherwise reacquire, directly or indirectly, any of the Company’s or its Subsidiaries’ capital stock or other equity or voting interest, other than (i) transactions solely among the Company and its Subsidiaries or solely among Subsidiaries of the Company; (ii) the acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options in order to pay the exercise price of such Company Options in accordance with the terms in effect on the date hereof; (iii) the withholding of shares of Company Common Stock to satisfy Tax obligations incurred in connection with the exercise of Company Options and the settlement of Company RSUs or Company PSUs or the lapse of restrictions applicable to Company RSAs and Company PSAs; and (iv) the acquisition by the Company of Company Options, Company RSAs, Company RSUs, Company PSAs and Company PSUs in connection with the forfeiture of such awards, in each case, in accordance with their terms as of the date of this Agreement;

(f)         (i) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for cash dividends made by any Subsidiary of the Company to the Company, or one of the Company’s other wholly owned Subsidiaries; (ii) pledge or encumber any shares of its capital stock or other equity or voting interest; or (iii) modify the terms of any shares of its capital stock or other equity or voting interests;

(g)        (i) incur, guarantee or assume any Indebtedness for borrowed money (including any long-term or short-term debt) or issue any debt securities, except (A) for trade payables incurred in the ordinary course of business; (B) obligations pursuant to business credit cards and reimbursement and payment liabilities pursuant to letters of credit, banker’s acceptances or similar items, in each case, in an amount not to exceed $9,000,000 in the aggregate and in the ordinary course of business; (C) Indebtedness under the existing credit facilities; (D) additional Indebtedness for borrowed money in an aggregate principal amount not to exceed $1,000,000 in the aggregate (provided that the Company shall provide written notice to Parent prior to any incurrences of Indebtedness for borrowed money, even if less than $1,000,000 in the aggregate); or (E) intercompany loans or advances between or among the Company and its Subsidiaries;

(h)         mortgage or pledge any of its and its Subsidiaries’ assets, tangible or intangible, or create or incur any lien thereupon (other than Permitted Liens), other than (i) in the ordinary course of business consistent with past practice in an aggregate principal amount not to exceed $1,000,000 in the aggregate or (ii) in connection with financing transactions permitted by Section 7.2(g) or consented to by Parent;

(i)          make any loans, advances or capital contributions to, or investments in, any other Person, except for (i) short-term extensions of credit to customers in the ordinary course of business; (ii) short-term advances to directors, officers and other employees for travel and other business-related expenses, in each case, in the ordinary course of business and in compliance in all material respects with the Company Group’s policies related thereto; and (iii) loans, advances or other extensions of credit or capital contributions to, or investments in, the Company or any of its Subsidiaries of the Company;

 (j)        lease, license, abandon, sell, transfer, assign, guarantee or exchange, let lapse, expire or otherwise dispose of any (i) material Intellectual Property (except for non-exclusive licenses granted in the ordinary course of business or expiration of Registered Intellectual Property at the end of its statutory term) or (ii) tangible assets in excess of $1,000,000 in the aggregate, other than (A) pursuant to financing transactions permitted by Section 7.2(g) or consented to by Parent; and (B) or any capital expenditures permitted by (or consented to by Parent under) Section 7.2(p);

(k)       modify in any material adverse manner, any of its policies related to Data Protection Requirements, or any administrative, technical or physical safeguards related to privacy or data security or IT Systems, except to comply with Data Protection Requirements;

(l)        except as may be required by any Employee Plan or applicable Law, (i) enter into, establish, adopt, amend or terminate any material Employee Plan or other compensation or benefit plan, program, policy, contract agreement or arrangement that would constitute a material Employee Plan if in effect on the date of this Agreement; (ii) increase or accelerate or commit to accelerate the funding, payment or vesting of the compensation or benefits provided of any current or former director, officer, employee, or individual consultant of the Company Group, including under any Employee Plan or any other benefit or compensation plan, agreement, contract, program, policy or arrangement; (iii) grant, pay or commit to pay, announce or enter into any cash or equity or equity-based incentive award, bonus, transaction, change in control, severance or similar agreement or any retention or similar agreement with any current or former director, officer, employee, or individual consultant of the Company Group; (iv) hire, promote or engage, or otherwise enter into any employment or individual consulting agreement or arrangement with, any current or former employee, officer, director or other service provider of the Company Group whose annualized base compensation opportunities would exceed $225,000; or (v) terminate any employee, officer, director, or individual consultant of the Company Group other than for cause, whose annualized base compensation exceeds $225,000;

(m)        except as set forth in Section 7.2(m) of the Company Disclosure Letter, settle, release, waive or compromise, or offer or propose to settle, release, waive or compromise, any pending or threatened material Legal Proceeding or other claim, or fail to comply with Section 8.13;

(n)       except as required by applicable Law or GAAP, (i) revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, other than in the ordinary course of business; or (ii) make any material and substantive change in any of its tax or accounting methods, principles or practices;

(o)        (i) except in the ordinary course of business, make, change or revoke any material Tax election; (ii) file any Tax Return in a manner inconsistent with past practice; (iii) file any material amended Tax Return; (iv) request any material Tax ruling or enter into any closing agreement with respect to a material amount of Taxes; (v) settle, abandon or compromise any material Tax Proceeding; (vi) extend or waive any statute of limitations with respect to a material amount of Taxes; or (vii) surrender any claim for a material refund of Taxes;

(p)         incur or commit to incur any capital expenditure(s) in excess of $250,000 in the aggregate, other than consistent with the capital expenditure budget set forth in Section 7.2(p) of the Company Disclosure Letter;

(q)       enter into, modify, amend, extend, waive, or terminate any (i) Contracts (other than any Material Contract) that if so entered into, modified, amended or terminated would, individually or in the aggregate, have a Company Material Adverse Effect; or (ii) Material Contract or any Contract that would have been a Material Contract if such Contract was in existence as of the date of this Agreement, except in the ordinary course of business or as permitted under Section 7.2(c) and Section 7.2(l);

(r)         engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404, except as permitted under Section 7.2(l);

(s)         acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material portion thereof or material equity interest therein or enter into any Contract that involves a joint venture entity, limited liability company or legal partnership (excluding commercial arrangements that do not involve the formation of an entity with any third Person) except in respect of any merger, consolidation or business combination among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(t)          except as required by applicable Law or a Collective Bargaining Agreement, (i) negotiate, enter into, modify, extend or terminate any Collective Bargaining Agreement; or (ii) recognize or certify any labor union, works council or other labor organization, employee representative or group of employees, as the bargaining representative for any employees of the Company Group;

(u)        maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice, unless mandated by the insurance carrier;

(v)       waive or release any noncompetition, nonsolicitation, non-disclosure, noninterference, non-disparagement, or other similar restrictive covenant obligation of any current or former employee or independent contractor in the event that the Company Group has Knowledge of an actual or threatened breach of such obligation;

(w)        implement any mass layoff or plant closing that would trigger the notice requirements of the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state Law;

(x)          engage in any of the actions set forth in Section 7.2(x) of the Company Disclosure Letter; or

(y)          enter into, authorize any of, or agree or commit to enter into a Contract to take any of the actions prohibited by this Section 7.2.

7.3          No Solicitation.

(a)       No Solicitation or Negotiation. Subject to the terms of Section 7.3(b), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article X and the Effective Time, the Company will, and will cause its Subsidiaries, and its and their directors, employees and officers to, and will use reasonable best efforts to cause its and their consultants, agents, representatives and advisers (collectively with its Subsidiaries, directors, officers and employees, “Representatives”) to, (w) immediately cease any discussions or negotiations with any Person and its Affiliates and Representatives (other than Parent, Merger Sub and their Affiliates and Representatives) that may be ongoing in connection with any Acquisition Proposal or any other proposal, offer, inquiry or request that constitutes, or could reasonably be expected to result in, an Acquisition Proposal, (x) promptly (but no later than two (2) Business Days after the date of this Agreement) request the prompt return or destruction of all non-public information concerning the Company Group theretofore furnished to any such Person (other than Parent, Merger Sub and their Affiliates and Representatives) with whom a confidentiality agreement was entered into (or such non-public information was provided to) in connection with its consideration of an Acquisition Transaction or Acquisition Proposal, (y) cease providing any further information with respect to the Company Group or any Acquisition Proposal to any such Person or its Representatives, and (z) promptly (but no later than 24 hours after the date of this Agreement) terminate all access granted to any such Person and its Representatives to any physical or electronic data room and any access to the business, properties, assets, books, records or other non-public information or to personnel of the Company Group. Subject to the terms of Section 7.3(b), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article X and the Effective Time, the Company Group will not, and will not instruct, authorize or knowingly permit any of its Representatives to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly induce, encourage, facilitate or assist, any proposal, offer or inquiry that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (ii) furnish to any Person (other than to Parent, Merger Sub and their Affiliates and Representatives) any non-public information relating to the Company Group or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group (other than Parent, Merger Sub and their Affiliates and Representatives), in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any proposal, offer or inquiry that constitutes, or is reasonably expected to lead to, an Acquisition Proposal or any inquiries, offers or the making of any proposal that constitutes an Acquisition Proposal; (iii) participate, enter into, or engage in discussions or negotiations with any Person with respect to any inquiry or proposal that constitutes an Acquisition Proposal (except, in each case, solely to notify such Person in response to an unsolicited inquiry that the provisions of this Section 7.3(a) prohibit any such discussions or negotiations); (iv) approve, endorse or recommend any inquiry, offer or proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”); or (vi) authorize, propose, resolve, authorize, agree or commit to do any of the foregoing. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article X and the Effective Time, the Company will not be required to enforce, and will, in response to any bona fide written request and to the extent necessary to permit a proposal to be made to the Company Board, be permitted to waive, any provision of any standstill or confidentiality agreement, in each case, solely to the extent that (w) the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable law, (x) absent such action by the Company, the applicable standstill or confidentiality agreement would prevent such counterparty from making an unsolicited non-public Acquisition Proposal, and (y) such non-enforcement and waiver is limited in time and scope solely to the extent required so as not to be inconsistent with fiduciary duties of the Company Board pursuant to applicable law.

(b)          Superior Proposals. Notwithstanding anything to contrary set forth in this Section 7.3 (but subject to the provisos in this Section 7.3(b) and subject to Section 7.3(c)), at any time from the date of this Agreement until the Effective Time, the Company and the Company Board may, directly or indirectly through one or more of their Representatives, (i) participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company Group to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel of, the Company Group pursuant to an Acceptable Confidentiality Agreement to any Person or its Representatives that has made or delivered to the Company a bona fide written Acquisition Proposal after the date of this Agreement and (ii) otherwise facilitate such Acquisition Proposal or assist such Person (and its Representatives and financing sources) with such Acquisition Proposal (in each case, if requested by such Person), in each case, with respect to which the Company Group and its Representatives have complied in all respects with their obligations pursuant to Section 7.3; provided, however, that the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal, and the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take the actions contemplated by this Section 7.3(b) would be inconsistent with its fiduciary duties pursuant to applicable Law; and provided, further, however, that the Company will promptly (and in any event, within two (2) Business Days) make available to Parent any non-public information concerning the Company Group that is provided to any such Person or its Representatives that was not previously made available to Parent.

(c)        No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as provided by Section 7.3(d), at no time after the date of this Agreement may the Company Board (or a committee thereof):

(i)       (A) withhold, withdraw, amend, qualify or modify or publicly propose to withhold, withdraw, amend, qualify or modify the Company Board Recommendation in a manner adverse to Parent in any material respect; (B) authorize, adopt, approve, endorse, recommend or otherwise declare advisable, or publicly propose or resolve to authorize, adopt, approve, endorse, recommend or otherwise declare advisable an Acquisition Proposal; (C) fail to publicly reaffirm the Company Board Recommendation within seven (7) Business Days after Parent so requests in writing (it being understood that the Company will have no obligation to make such reaffirmation more than once per proposal, unless such proposal is amended, modified or supplemented); (D) take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14D-9(f) promulgated under the Exchange Act (or any substantially similar communication, including Item 1012(a) of Regulation M under the Exchange Act) (it being understood that the Company Board (or a committee thereof) may refrain from taking a position with respect to an Acquisition Proposal until the close of business on the seventh (7th) Business Day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of this Section 7.3); or (E) fail to include the Company Board Recommendation in the Schedule 14D-9 (any action described in clauses (A) through (E), a “Recommendation Change”); provided, however, that none of (1) a “stop, look and listen” communication to the Company Stockholders limited to the information described in Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the stockholders of the Company), (2) an express rejection of an Acquisition Proposal (other than an Acquisition Proposal made by Parent or Merger Sub), or (3) the delivery by the Company to Parent of any notice contemplated by, and in compliance with, Section 7.3(d) will, in and of itself, constitute a Recommendation Change; or

(ii)       cause or permit the Company Group to enter into, or consummate, an Alternative Acquisition Agreement.

(d)        Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the Acceptance Time:

(i)       other than in connection with a bona fide written Acquisition Proposal that constitutes a Superior Proposal, the Company Board (or a committee thereof) may effect a Recommendation Change pursuant to clause (A), (C) or (E) of Section 7.3(c)(i) in response to any positive material event or development or material change in circumstances with respect to the Company that was (A) not actually known or reasonably foreseeable to the Company Board as of the date of this Agreement and which becomes known to the Company Board after the date hereof; and (B) does not relate to (a) any Acquisition Proposal; (b) the mere fact, in and of itself, that the Company meets or exceeds any internal or published or third-party projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement, or changes after the date of this Agreement in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (b) may be considered and taken into account); or (c) Parent or its Affiliates (each such event, an “Intervening Event”), if the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable Law and if and only if:

(1)         the Company has provided prior written notice to Parent at least four (4) Business Days in advance to the effect that the Company Board (or a committee thereof), has (A) so determined; and (B) resolved to effect a Recommendation Change pursuant to this Section 7.3(d)(i), which notice will specify the applicable Intervening Event in reasonable detail; and

(2)        prior to effecting such Recommendation Change, the Company and its Representatives, during such four (4) Business Day period, shall have negotiated with Parent (to the extent that Parent desires to so negotiate) and its Representatives in good faith to make such adjustments to the terms and conditions of this Agreement that would permit the Company Board to no longer determine that the failure to make a Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties pursuant to applicable Law; provided that any change in the applicable Intervening Event shall require the Company to provide a new written notice to Parent pursuant to Section 7.3(d)(i)(1) and begin a new negotiation period of four (4) Business Days; and

(3)        at the end of such four (4) Business Day, the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to effect a Recommendation Change continues to be inconsistent with its fiduciary duties pursuant to applicable law after taking into account any adjustments to the terms and conditions that Parent has agreed in writing to make prior to the end of such four (4) Business Day period, as applicable; or

(ii)      if the Company has received an unsolicited bona fide written Acquisition Proposal that the Company Board has concluded in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal, then the Company Board may (A) effect a Recommendation Change with respect to such Acquisition Proposal; or (B) authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, in each case if and only if:

(1)       the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable Law;

(2)        solely in the event of any termination of this Agreement in order to cause or permit the Company Group to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal which constitutes a Superior Proposal under this sub-clause (2) of this Section 7.3(d)(ii), the Company Group and its Representatives have complied in all material respects with their obligations pursuant to this Section 7.3 (and, subject to Section 11.4 of this Agreement, Section 7.3 of the Original Merger Agreement) with respect to such Acquisition Proposal;

(3)       (i) the Company has provided prior written notice to Parent at least four (4) Business Days in advance (the “Notice Period”) to the effect that the Company Board (or a committee thereof) has (A) subject to Section 7.3(a), received a bona fide written Acquisition Proposal that has not been withdrawn; (B) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (C) resolved to effect a Recommendation Change or to terminate this Agreement pursuant to Section 10.1(h), which notice will specify the basis for such Recommendation Change or termination, including the identity of the Person or “group” of Persons making such Acquisition Proposal, the material terms and conditions thereof and copies of all documents and agreements relating to such Acquisition Proposal; (ii) prior to effecting such Recommendation Change or termination, the Company and its Representatives, during the Notice Period, have negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement to permit the Company Board to determine that such Acquisition Proposal would cease to constitute a Superior Proposal; provided, however, that in the event of any amendment to the financial terms of, or any other material revisions, updates or supplements to such Acquisition Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 7.3(d)(ii)(3) with respect to such new written notice (it being understood that the “Notice Period” in respect of such new written notice will be three (3) Business Days); and (iii) at the end of the applicable Notice Period, the Company Board (or a committee thereof) concludes in good faith that such Acquisition Proposal remains a Superior Proposal and that the failure to effect a Recommendation Change or terminate this Agreement pursuant to Section 10.1(h) would continue to be inconsistent with its fiduciary duties pursuant to applicable law after taking into account any revisions to the terms and conditions of this Agreement proposed by Parent and after consultation with its financial advisor and outside legal counsel; and

(4)        solely in the event of any termination of this Agreement in order to cause or permit the Company Group to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal that constitutes a Superior Proposal under sub-clause (2) of this Section 7.3(d)(ii), the Company will have validly terminated this Agreement in accordance with Section 10.1(h), including paying the Company Termination Fee in accordance with Section 10.3(b) prior to or concurrently with the termination of this Agreement.

(e)         Notice. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article X and the Effective Time, the Company will promptly (and in any event, within two (2) Business Days) notify Parent in writing if any inquiries, offers or proposals that constitute an Acquisition Proposal are received by the Company or any of its Representatives or any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives with respect to, or would reasonably be expected to lead to, an Acquisition Proposal. Such notice must include (i) the identity of the Person or “group” of Persons making such offers or proposals and copies of all documents and agreements related to such Acquisition Proposal; and (ii) a summary of the material terms and conditions of such offers or proposals. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis, of the status and material terms (and supplementally and promptly provide the copies of documents, agreements and summaries of terms) of any such offers or proposals (including any amendments thereto) and the status of any related substantive discussions or negotiations.

(f)          Certain Disclosures. Nothing in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14D-9 promulgated under the Exchange Act, including a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14D-9(f) promulgated under the Exchange Act (or any similar communication); (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) informing any Person of the existence of the provisions contained in this Section 7.3; or (iv) making any disclosure to the Company Stockholders (including regarding the business, financial condition or results of operations of the Company Group) that the Company Board (or a committee thereof) has determined to make in good faith, in order to comply with applicable Law, regulation or stock exchange rule or listing agreement (solely to the extent such disclosure does not constitute a Company Board Recommendation Change), it being understood that any such statement or disclosure made by the Company Board (or a committee thereof) pursuant to this Section 7.3(f) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company or the Company Board (or any committee thereof) and the rights of Parent under this Section 7.3, it being understood that nothing in the foregoing will be deemed to permit the Company or the Company Board (or a committee thereof) to effect a Recommendation Change other than in accordance with Section 7.3(d). In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company or the Company Board (or a committee thereof), to the extent required by Law, that solely describes the Company’s receipt of an Acquisition Proposal, the identity of the Person making such Acquisition Proposal, and the material terms of such Acquisition Proposal will not, in and of itself, be deemed to be (A) a withholding, withdrawal, amendment, modification or proposal by the Company Board (or a committee thereof) to withhold, withdraw, amend or modify the Company Board Recommendation; (B) an adoption, approval or recommendation with respect to such Acquisition Proposal; or (C) a Recommendation Change.

(g)          Breach by Representatives. The Company agrees that any action or inaction taken by (1) directors or officers of the Company or any of its Subsidiaries or (2) other Representatives acting at the direction of the Company or any of its Subsidiaries will be deemed to constitute a breach by the Company of this Section 7.3. The Company will not authorize or direct or knowingly permit any Representative of the Company to breach this Section 7.3, and upon becoming aware of any breach or threatened breach of this Section 7.3 by an employee or Representative of the Company, shall use its reasonable best efforts to stop such breach or threatened breach.

ARTICLE VIII

ADDITIONAL COVENANTS

8.1          Required Action and Forbearance; Efforts.

(a)         Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, the Buyer Parties, on the one hand, and the Company, on the other hand, will use their respective reasonable best efforts to (x) take (or cause to be taken) all actions; (y) do (or cause to be done) all things; and (z) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case, as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, as promptly as practicable, the Offer and the Merger, including by:

(i)       other than with respect to Antitrust Laws, (A) obtaining all consents, waivers, approvals, orders and authorizations from Governmental Authorities; and (B) making all registrations, declarations and filings with Governmental Authorities, in each case, that are necessary or advisable to consummate the Offer and the Merger;

(ii)    obtaining all consents, waivers and approvals and delivering all notifications pursuant to any Material Contracts in connection with this Agreement and the consummation of the Offer and the Merger so as to maintain and preserve the benefits to the Surviving Corporation of such Material Contracts as of and following the consummation of the Offer and the Merger; and

(iii)     executing and delivering any Contracts and other instruments that are reasonably necessary to consummate the Offer and the Merger.

(b)       No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 8.1 or elsewhere in this Agreement, the Company Group will not be required to agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or the provision of additional security (including a guarantee), or otherwise make any accommodation or commitment or incur any liability or obligation to any third party, in connection with the Merger, including in connection with obtaining any consent pursuant to any Material Contract.

8.2         Filings.

(a)       Filing under the HSR Act and Other Applicable Antitrust Laws. Each of Parent and Merger Sub, on the one hand, and the Company (and its Subsidiaries, if applicable), on the other hand, was required and did file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to the Original Merger Agreement and the Merger as required by the HSR Act within ten (10) Business Days following the Original Signing Date. Notwithstanding the foregoing, or anything to the contrary in this Agreement, neither the Company nor any of its Affiliates shall commit to or agree with any Governmental Authority to stay, toll or extend, any applicable waiting period or enter into any similar timing agreement without the prior written consent of Parent, which shall not to unreasonably withheld, conditioned or delayed. Each of Parent and the Company shall (A) cooperate and coordinate with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) supply (or cause to be supplied) any additional information that may be required or reasonably requested by the Governmental Authorities; and (D) take reasonable best efforts to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws applicable to this Agreement or the Merger; and (2) obtain any required consents pursuant to any HSR Act or Antitrust Laws applicable to this Agreement or the Merger, in each case as promptly as practicable and, in any event, prior to the Outside Date. If any Party or Affiliate thereof receives a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any other applicable Antitrust Laws, then such Party will make (or cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request.

(b)        Avoidance of Impediments. Parent agrees to take (and to cause its Subsidiaries to take) promptly any and all steps necessary to avoid or eliminate each and every impediment, obtain all consents and make all filings under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties to consummate the transactions contemplated by this Agreement, including the Merger, as promptly as practicable, including committing to or effecting, by consent decree, hold separate orders, trust or otherwise, (i) the sale or disposition of such assets or businesses as are required to be divested in order to avoid the entry of, or to effect the dissolution of or vacate or lift, any order that would otherwise have the effect of preventing or materially delaying the consummation of the Offer and the Merger and the other transactions contemplated by this Agreement as promptly as practicable; (ii) the amendment or termination of existing contracts, licenses or other relationships; (iii) the entering into of new contracts, licenses or other relationships; and (iv) behavioral commitments limiting or modifying Parent’s or any of its Subsidiaries’ rights of ownership in, or ability to conduct the business of, one or more of its operations, divisions, businesses, product lines or assets (in each case, solely conditioned on the effectiveness of the Closing).

(c)         Cooperation. Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including (i) promptly informing the other party of such inquiry; (ii) consulting in advance before making any presentations or submissions to a Governmental Authority; (iii) giving the other party the opportunity to attend and participate in any substantive meetings or discussions with any Governmental Authority, to the extent not prohibited by such Governmental Authority; and (iv) supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement.

(d)       Other Actions. Parent and Merger Sub shall, and shall cause each of their respective Subsidiaries not to, not enter into or consummate any Contracts or arrangements for an acquisition (by stock purchase, merger, consolidation, purchase of assets, license or otherwise) of any ownership interest, assets or rights in or of any Person that would reasonably be expected to, individually or in the aggregate, prevent or delay the consummation of the Offer and the Merger, including by (i) imposing any material delay in the obtaining of, or materially increasing the risk of not obtaining, any consent of any Governmental Authority necessary to consummate the Offer and the Merger or the expiration or termination of any applicable waiting period; (ii) materially increasing the risk of any Governmental Authority entering an order prohibiting the consummation of the Offer and the Merger; or (iii) materially increasing the risk of not being able to remove any such order on appeal or otherwise.

8.3         Financing Obligations.

(a)         No Amendments to Financing Commitment. Prior to the earlier of the Closing or termination of this Agreement, Parent shall not, without the prior written consent of the Company, permit any amendment, modification, supplement, waiver or extension to be made to any of the Financing Commitments or any Financing Agreements (as defined below) or any condition, provision or remedy under any of the Financing Commitments or any Financing Agreement or replace all or any portion of the Financing Commitments, in each case, to the extent such amendment, modification, supplement, replacement, waiver or extension would, or would reasonably be expected to, (i) reduce (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Financing from that contemplated by the Financing Commitments delivered as of the date hereof (including by changing the amount of fees to be paid or original issue discount thereof); (ii) otherwise materially adversely affect the ability or likelihood of the Closing or of the Buyer Parties to timely consummate the transactions contemplated by this Agreement, including the ability to pay the Required Amount in full; (iii) impose new or additional conditions or other terms or otherwise expand, amend or modify any of the existing conditions to the receipt of the Financing or otherwise add, expand, amend or modify any other terms or provisions of the Financing Commitments as in effect on the date hereof, in each case, in a manner that would reasonably be expected to materially delay or prevent the funding or investing, as applicable, of any portion of the Financing (or satisfaction of the conditions to obtaining any portion of the Financing); (iv) materially delay, impair, impede or prevent the ability or likelihood of the Closing or make the timely funding or investing, as applicable, of any portion of the Financing at the Closing or the satisfaction of the conditions to obtaining the Financing at the Closing materially less likely to occur in any respect; (v) adversely impact the ability of Parent or the Company, as applicable, in any material respect to enforce its rights against the other parties to the Financing Commitments or the Financing Agreements; or (vi) result in the termination, withdrawal, repudiation or recission of any Financing Commitment or any Financing Agreement, or release or terminate any of the commitments or obligations of the Guarantor or any of the Financing Sources (clauses (i) through (vi), collectively, the “Prohibited Modifications”); provided, however, that subject to compliance with the other provisions of this Section 8.3, Parent may amend (or amend and restate) (x) the Debt Financing Commitment or the Financing Agreements to add lead arrangers, bookrunners, syndication agents or similar entities that had not executed the Debt Commitment Letter as in effect on the date hereof or (y) the Equity Commitment Letter, to increase the amount of Equity Financing available thereunder. In the event that Parent amends, modifies, supplements, replaces, extends or waives the Financing Commitments or any Financing Agreement in accordance with this Section 8.3, Parent shall deliver a true, correct and complete fully executed copy thereof to the Company (it being understood that any fee letters related thereto may be redacted in the same manner as the Debt Fee Letter), and, thereafter, references in this Agreement to “Debt Financing,” “Debt Financing Commitment,” “Equity Financing,” “Financing,” “Financing Commitments,” “Financing Sources” and “Financing Agreement” (and the other like terms in this Agreement) shall be deemed to refer to the Financing as so amended, modified, supplemented, replaced, extended or waived. Parent shall be subject to the same obligations with respect to any Alternative Debt Financing as set forth in this Agreement with respect to the Debt Financing. In the event all conditions to the Financing Commitments have been satisfied (or waived) and all of the conditions set forth in Section 9.1 (not including conditions that are to be satisfied by the delivery of documents or taking of any other action at the Closing) have been satisfied (or waived), Parent shall use its reasonable best efforts to cause the Financing Sources and the Guarantor to fund and invest, as applicable, the applicable Financing for purposes of consummating the transactions contemplated by this Agreement.

(b)         Taking of Necessary Actions. Parent will, and will cause its applicable Affiliates and Representatives to, use, or cause to be used, reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange and obtain the Financing, at or prior to the Closing, on the terms and conditions (including with respect to the Debt Financing, any “market flex” provisions) set forth in the Financing Commitments, including by using, in each case, reasonable best efforts to (i) comply with its obligations under the applicable Financing Commitments and Financing Agreements; (ii) maintain in effect the applicable Financing Commitments and the Financing Agreements, as applicable, in accordance with the terms and subject to the conditions thereof; (iii) negotiate and enter into the definitive agreements with respect to Debt Financing Commitments (any such agreements, collectively, the “Financing Agreements”), on a timely basis, consistent with the terms and conditions (including with respect to the Debt Financing, the “market flex” provisions) set forth in the Financing Commitments and without any Prohibited Modification; (iv) satisfy on a timely basis (and, in any event, at or prior to the Closing) all of the terms and conditions applicable to Parent (or any of its controlled Affiliates) to the Financing contemplated by the Financing Commitments and Financing Agreements (including by consummating the Equity Financing pursuant to the terms of the Equity Commitment Letter and by paying any commitment fees or other fees or deposits required by the Financing Commitments or the Financing Agreements); (v) consummate the Financing no later than the Closing; and (vi) enforce its rights under the Financing Commitments and Financing Agreements in the event of a breach by the Financing Sources under the Financing Commitments or the Financing Agreements that impedes or delays (or could reasonably be expected to impede or delay) the Closing. At the Company’s reasonable request (email being sufficient), Parent shall keep the Company informed on a current basis and in reasonable detail of the status and all material developments in its efforts to arrange the Financing. Parent shall give the Company prompt written (email being sufficient) notice (w) upon Parent having knowledge of or becoming aware of any violation, or any breach or default, or threatened (in writing) breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any violation, breach or default) by any party to any of the Financing Commitments or any Financing Agreement or any termination (including termination of any commitments) of any of the Financing Commitments, (x) of any actual or threatened (in writing) reduction, withdrawal, repudiation, recission or termination (including termination of any commitments) of the Financing by any Financing Source party to the Financing Commitments or any Financing Agreement, (y) of any material dispute or disagreement between or among parties to any of the Financing Commitments or Financing Agreements with respect to the obligation to fund or invest, as applicable, the Financing or the amount of the Financing to be funded or invested, as applicable, at the Closing, or (z) if at any time for any reason Parent believes or has determined that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources, contemplated by any of the Financing Commitments or Financing Agreements or will be unable to obtain Alternative Financing. Promptly following delivery by the Company to Parent of written request therefor, Parent shall provide any information reasonably requested by the Company relating to the Financing or any circumstance referred to in the immediately preceding sentence.

(c)         Alternative Debt Financing. If all or any portion of the Debt Financing expires, terminates or becomes or could reasonably be expected to become unavailable on the terms and conditions (including any “market flex” provisions) or from the sources contemplated in the Debt Financing Commitment or the Financing Agreements applicable to such Debt Financing for any reason, or any of the Debt Financing Commitment or the Financing Agreements applicable to such Debt Financing shall be withdrawn, terminated, repudiated or rescinded for any reason (but without limiting the obligations of Parent in the penultimate sentence of Section 8.4(a)(vi) and in Section 6.5(b)), Parent shall (i) notify the Company in writing of such event and the reasons giving rise to such event, promptly following the occurrence of such event, (ii) use its reasonable best efforts to arrange and obtain, as promptly as possible following the occurrence of such event (and in any event no later than the Closing), and to negotiate and enter into definitive agreements with respect to, alternative financing from the same or alternative sources, in an amount sufficient, when added to any portion of the Financing that is and will be available prior to or at the Closing, to pay the Required Amount (“Alternative Debt Financing”), and (iii) obtain a new financing commitment letter (together with its related term sheets and fee letters, collectively, the “Alternative Debt Financing Commitment”) or a new definitive agreement with respect thereto (any such agreements, collectively, the “Alternative Debt Financing Agreements”) that provides for financing (A) on terms and conditions that are not materially less favorable or materially more onerous (including by way of the imposition of new conditions or expansion of existing conditions), taken as a whole, to Parent than the terms and conditions to the funding of the Debt Financing on the Closing Date as set forth in the Debt Financing Commitment (taking into account the any “market flex” provisions thereof) without the Company’s consent; (B) does not contain or would not have any of the effects of any Prohibited Modification; and (C) in an amount that is sufficient, when added to any portion of the Debt Financing that is and will be available prior to or at the Closing, to pay the Required Amount. In such event, Parent shall deliver true, correct and complete fully executed copies of any Alternative Debt Financing Commitment or Alternative Debt Financing Agreements, as applicable, to the Company (it being understood that any fee letters related thereto may be redacted in the same manner as the Debt Fee Letter), and, thereafter, the term “Debt Financing” as used in this Agreement shall be deemed to include any Alternative Debt Financing (and consequently the term “Financing” shall include the Equity Financing, any available portion of the then-existing Debt Financing and the Alternative Debt Financing), and the terms “Debt Financing Commitment” and “Financing Agreement,” in each case, as used in this Agreement shall be deemed to include any Alternative Debt Financing Commitment and any Alternative Debt Financing Agreement, respectively.

8.4          Financing Cooperation.

(a)        Cooperation with Debt Financing. Prior to the Effective Time, and in all cases subject to the limitations set forth in, and prior to the termination of, this Agreement, the Company shall, and shall use its reasonable best efforts to cause each of its applicable Subsidiaries and its and their respective Representatives to, use its and their respective reasonable best efforts to provide Parent, at Parent’s sole cost and expense, with such reasonable and customary cooperation as may be reasonably requested by Parent to assist the Buyer Parties in arranging the Debt Financing, including:

(i)       cause members of management, with appropriate seniority and expertise, of the Company to participate in a reasonable number of meetings and presentations with actual or prospective lenders, road shows and sessions (including diligence and drafting sessions) with rating agencies and otherwise reasonably cooperating with the marketing and due diligence efforts for any of the Debt Financing (which, at the Company’s option, may be attended via teleconference or virtual meeting platforms), in each case, upon reasonable advance notice, during normal business hours and at reasonable times and locations to be mutually agreed;

(ii)      provide reasonable assistance to Parent in the preparation of customary rating agency presentations, bank information memoranda, confidential information memoranda, lender presentations and similar documents, including (A) customary authorization letters authorizing the distribution of information to prospective lenders, in each case, solely with respect to information relating to the Company Group (to the extent related to its business), as required in connection with or proper for the Debt Financing and customarily used to arrange transactions similar to the Debt Financing by companies of a comparable size in a comparable industry as the Company, and (B) customary financial information regarding the Company and its Subsidiaries as shall exist after having been prepared by the Company in the ordinary course of business without undue burden or expense and be reasonably requested by Parent, is customarily required for completion of debt financings similar to the Debt Financing and necessary for Parent to prepare pro forma financial statements and forecasts of financing statements of the Surviving Corporation for one or more periods following the Closing Date, in each case, based on readily available financial information and data derivable from the Company Group’s historical books and records; provided, however, that (x) the Company Group shall not be required to provide, and Parent shall be solely responsible for, the preparation of pro forma financial information, including relating to (1) the determination of the proposed aggregate amount of the Debt Financing, the interest rates thereunder or the fees and expenses relating thereto; (2) the determination of any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; or (3) any financial information related to Parent or any of its Subsidiaries or any adjustments whether or not directly related to the acquisition of the Company Group and (y) Parent shall provide to the Company all such authorization letters and materials related thereto and to give the Company and its Representatives reasonable opportunity to review and comment thereon;

(iii)     [reserved];

(iv)     provide reasonable assistance to Parent in connection with facilitating the pledging as collateral property of the Company Group, to the extent required by the collateral and guaranty requirements under the Debt Financing that must be satisfied as of the Closing Date as a condition to the funding of the Debt Financing, solely to the extent reasonably requested by Parent and customarily used to arrange transactions similar to the Debt Financing by companies of a comparable size in a comparable industry as the Company; provided that no security interest or other obligation under any document or agreement with respect thereto will take effect prior to the Effective Time;

(v)     assisting Parent in the preparation and execution of one or more credit agreements, guarantees, certificates (other than solvency or similar certificates) and other definitive financing documents, including by furnishing information relating to the Company and its Subsidiaries and their respective businesses to be included in any schedules thereto or in any perfection certificates, to the extent required in connection with the Debt Financing, solely to the extent reasonably requested by Parent and customarily used to arrange transactions similar to the Debt Financing by companies of a comparable size in a comparable industry as the Company; provided that the effectiveness of any such documentation executed by any member of the Company Group shall not occur prior to the Effective Time;

(vi)     furnish Parent with documentation and other information about the Company Group as is reasonably requested in writing by the Financing Sources (through Parent) and required under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, in each case, at least three (3) Business Days prior to the Closing Date if requested by Parent in writing at least ten (10) Business Days prior to the Closing Date;

(vii)    without limiting any of the covenants or agreements in Section 8.16, provide documents reasonably requested by Parent relating to the repayment of the Repaid Indebtedness, including the Payoff Letters; and

(viii)   cooperating with Parent to take such corporate or other organizational action, subject to the occurrence of the Closing, as Parent may reasonably request that are necessary or advisable to permit the consummation of the Debt Financing.

(b)        Obligations of the Company. Notwithstanding anything to the contrary contained in this Agreement (including this Section 8.4(b)), nothing in this Agreement (including this Section 8.4(b)) shall require any such cooperation or efforts from any member of the Company Group, its Affiliates and its and their respective Representatives in connection with the Debt Financing to the extent that it would or would reasonably be expected to (i) cause any representation, warranty or covenant in this Agreement to be breached by the Company Group or its Affiliates, require any waiver or amendment of any term of this Agreement or cause any condition to the Closing set forth in Article IX to fail to be satisfied; (ii) require any member of the Company Group or any of its Affiliates or any of its or their respective Representatives to pay any commitment fee or similar fee or agree to pay any other fees or reimburse any expenses or otherwise issue or provide any indemnities; (iii) require any member of the Company Group or any of its Affiliates or any of its or their respective Representatives to enter into, execute, deliver, approve, modify or perform any agreement, instrument, certificate (including solvency or similar certificates from a financial or similar officer) or other documentation (other than customary authorization letters) effective prior to the Effective Time; (iv) unreasonably interfere with the conduct or ongoing business of any member of the Company Group; (v) create an obligation to prepare or deliver (A) any pro forma financial information, projections or other forward-looking financial information or (B) any financial information for any member of the Company Group, Regulation S-X compliant financial statements or any financial data; (vi) change any fiscal period; (vii) require the Company Group or any of its Affiliates or any of its or their respective Representatives to adopt any resolutions, execute any consents or otherwise take any corporate or similar action; (viii) require the Company Group or any of its Affiliates or any of its or their respective Representatives to deliver any legal opinion or reliance letters or comfort letter or opinion of any of its Representative; (ix) provide access to or disclose any information that the Company determines in good faith could jeopardize attorney-client privilege, attorney work product protections or other applicable legal privilege; (x) take any action that the Company determines in its reasonable judgment could conflict with or violate the organizational documents of the Company Group or any applicable Laws or fiduciary duty or would result in a contravention, violation or breach of, or default under, any Contract or permit to which any member of the Company Group is a party or by which it or any of its property is bound; (xi) cause any officers, directors, manager or employees, advisors of the Company Group or any of its Affiliates to incur or take any other action that could reasonably be expected to result in any personal liability; (xii) require any member of the Company Group to make any representations, warranties or certifications effective prior to the Effective Time; or (xiii) require any member of the Company Group to cause or permit any liens to be placed on any of its property effective prior to the Effective Time. No member of the Company Group shall be required to be an issuer or obligor with respect to the Debt Financing prior to the Effective Time.

(c)         Use of Logos. The Company hereby consents to the customary use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos are used solely in a manner (i) that is not intended to or reasonably likely to (A) harm, disparage or adversely affect the Company Group or the reputation, goodwill or marks of the Company Group, or (B) otherwise materially adversely affect the Company Group or its rights in such logos, (ii) that will comply with the Company’s applicable usage requirements and (iii) are used solely in connection with a description of the Company, its business and Company Products or the Merger.

(d)        Confidentiality. All non-public or other confidential information provided by the Company Group or any of their Affiliates or Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent will be permitted to disclose such information to any Financing Sources in connection with any marketing efforts with respect to the Debt Financing (and, in each case, to their respective counsel, auditors and representatives); provided that the recipients of such information (i) agree to be bound by the Confidentiality Agreement as if parties thereto; or (ii) are subject to other confidentiality undertakings at least as restrictive as the Confidentiality Agreement and of which the Company is a beneficiary.

(e)         Reimbursement. Promptly upon request by the Company, Parent will reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred or otherwise payable by any member of the Company Group in connection with Debt Financing, including the cooperation of the Company Group and their respective Representatives contemplated by this Section 8.4(e); provided that Parent’s obligation to reimburse such costs and expenses shall not exceed $1,000,000 without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(f)        Indemnification. Parent shall indemnify and hold harmless the Company Group and its Affiliates and its and their respective Representatives, and the successors and assigns of each of the foregoing Persons, from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with any obligations with respect to the cooperation provided pursuant to this Section 8.4 or any information utilized in connection therewith. Parent’s obligations pursuant to Section 8.4(e) and this Section 8.4(f). Notwithstanding anything to the contrary in this Section 8.4, in no event shall Parent be obligated to reimburse, indemnify or otherwise pay or hold harmless any Persons pursuant to Section 8.4 to the extent such liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid resulted, as determined by a final court not subject to appeal, from the willful misconduct or gross negligence of such Person.

(g)         No Financing Condition. The Buyer Parties acknowledge and agree that obtaining the Financing is not a condition to the Closing; and notwithstanding anything contained in this Agreement to the contrary, the Buyer Parties’ obligations hereunder are not conditioned in any manner upon Parent obtaining the Financing, or any other financing. If the Financing has not been obtained, the Buyer Parties will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article IX, to consummate the Offer and the Merger and the other transactions contemplated under this Agreement.

(h)       Deemed No Breach. Notwithstanding anything to the contrary in this Agreement, the Company shall be deemed not to have breached any of its obligations under this Section 8.4 unless (i) a member of the Company Group committed a Willful and Material Breach of this Section 8.4; (ii) Parent provided written notice to the Company of such Willful and Material Breach; (iii) such Willful and Material Breach has not been cured within five (5) Business Days after such notice; and (iv) such Willful and Material Breach has been the proximate cause of any Debt Financing not to be obtained on the Closing Date.

8.5         Anti-Takeover Laws. The Company and the Company Board will (a) take all actions within their power to ensure that no Takeover Statute is or becomes applicable to the Merger, the Offer or Transaction Documents; and (b) if any Takeover Statute or similar statute or regulation becomes applicable to the Merger, the Offer or Transaction Documents, take all actions within their power to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, the Offer or Transaction Documents.

8.6         Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article X and the Closing, the Company will afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours, upon reasonable advance notice, to the properties, books and records, Contracts, personnel and commercial counterparties of the Company Group, including with respect to commercial counterparties in the manner specified in Section 8.6 of the Company Disclosure Letter, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law or regulation requires the Company Group to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which the Company Group is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, such Contract; (d) access would result in the disclosure of any trade secrets (including source code) of the Company, any of its Subsidiaries or any third Persons; or (e) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand; provided, however, that the Company will notify Parent in reasonable detail of the circumstances giving rise to any non-disclosure pursuant to the foregoing and the Company shall use commercially reasonable best efforts, and shall cause the Company’s Subsidiaries to use commercially reasonable best efforts, to provide such access or disclosure of such information in the cases of the foregoing sections (a), (b), (c) or (d) to the extent legally permissible. Nothing in this Section 8.6 shall be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 8.6 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 8.6. All requests for access pursuant to this Section 8.6 must be directed to the General Counsel of the Company, or another person designated in writing by the Company.

8.7         Section 16(b) Exemption. The Company will take all actions reasonably necessary or advisable hereto to cause any dispositions of equity securities of the Company (including derivative securities) resulting from the transactions contemplated by this Agreement, including in connection with the Merger by each individual who is a director or executive officer of the Company to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

8.8          Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a)        Organizational Documents and Contractual Agreements. From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to, and the Surviving Corporation and its Subsidiaries shall, (i) honor and fulfill, in all respect, the obligations of each member of the Company Group pursuant to any indemnification agreements between a member of the Company Group and any of its current or former directors, officers, members, managers or employees (and any person who becomes a director, officer, member, manager or employee of a member of the Company Group prior to the Effective time) and (ii) until at least the sixth (6th) anniversary of the Effective Time, maintain the provisions with respect to indemnification, advancement of expenses and exculpation from liability as set forth in the certificates of incorporation, bylaws and other organizational documents of each member of the Company Group as of the Closing, which provisions shall not be amended, repealed or otherwise modified in any manner that could adversely affect the rights thereunder of any present or former individual who is or was a director, officer, member, manager or employee of the Company Group or such Person is or was serving, at the request or with the knowledge and consent of the Company Group, as a director, officer, member, manager or fiduciary of any other Person (each such person, an “Indemnified Person”) without his or her written consent except to the extent required by applicable Law.

(b)        Indemnification Obligation. Without limiting the generality of the provisions of Section 8.8(a), for a period of six (6) years from the Effective Time, the Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, and the Surviving Corporation and its Subsidiaries shall, indemnify, exculpate and hold harmless, to the fullest extent permitted by applicable Law, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any actual or threatened Legal Proceeding or other matter, whether civil, criminal, administrative or investigative, to the extent that such actual or threatened Legal Proceeding or other matter is based on, arising out of or relating to the fact that such Person is or was a director, officer, member, manager or employee of the Company Group or such Person is or was serving, at the request or with the knowledge and consent of the Company Group, as a director, officer, member, manager or fiduciary of any other Person and based on, arising out of or relating to any act, omission, fact, circumstance or other matter occurring or existing on or prior the Effective Time. Parent, the Surviving Corporation and its Subsidiaries shall advance such reasonable and documented costs, fees and expenses incurred by or on behalf of the Indemnified Persons on a current basis to the fullest extent permitted by applicable Law; provided that the Indemnified Person to whom expenses are advanced provides a reasonable and customary undertaking (which shall not include posting of any collateral) to repay such advances if it is ultimately determined by a court of competent jurisdiction in a final and non-appealable adjudication that such Indemnified Person is not entitled to indemnification. Notwithstanding anything to the contrary in this Agreement, Parent, the Surviving Corporation and its Subsidiaries shall not settle or compromise or consent to the entry of any judgment or otherwise terminate any actual or threatened Legal Proceeding or other matter in which an Indemnified Person sought or could have sought indemnification, unless such settlement, compromise, consent or termination includes a full and unconditional release of such Indemnified Person.

(c)         D&O Insurance. At or prior to the Effective Time, the Company shall, at the sole cost and expense of Parent, obtain directors’ and officers’ liability, employment practices liability and fiduciary liability “tail” insurance covering the Indemnified Persons and the other natural persons insured by the Company Group’s directors’ and officers’ liability, employment practices liability and fiduciary liability insurance in effect as of the Closing (such persons, the “Insured Persons” and such insurance, the “Current Insurance”) with an extended reporting period ending on the sixth (6th) anniversary of the Effective Time in respect of acts, omissions, facts, circumstances and other matters existing or occurring at or prior to the Effective Time on terms and conditions, including limits and retentions, no less favorable to the Insured Persons than the Current Insurance; provided, however, that the aggregate premium for such “tail” insurance shall not exceed three hundred percent (300%) of the premium for the Current Insurance (“Maximum Amount”); provided, further, that that if such “tail” insurance is not reasonably available, then the Company may obtain the most advantageous coverage that is reasonably available within the Maximum Amount, with an extended reporting period ending on the sixth (6th) anniversary of the Effective Time in respect of acts, omissions, facts, circumstances and other matters existing or occurring at or prior to the Effective Time.

(d)       Indemnitors of First Resort. With respect to any indemnification obligations of Parent, the Surviving Corporation and its Subsidiaries pursuant to this Section 8.8, Parent, the Surviving Corporation and its Subsidiaries acknowledge and agree that: (i) Parent, the Surviving Corporation and its Subsidiaries shall be the indemnitors of first resort with respect to all indemnification obligations of Parent, the Surviving Corporation and its Subsidiaries pursuant to this Section 8.8 (i.e., their obligations to an applicable Indemnified Person are primary, and any obligation of any other Party to advance expenses or to provide indemnification and/or insurance for the same expenses or liabilities incurred by such Indemnified Person are secondary); and (ii) Parent, the Surviving Corporation and its Subsidiaries irrevocably waive, relinquish and release any such other Party from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof.

(e)         Third-Party Beneficiaries; No Impairment. The rights of each Indemnified Person and Insured Person under this Section 8.8 (i) shall survive consummation of the transactions contemplated by this Agreement; (ii) are intended to benefit, and shall be enforceable by, each Indemnified Person and Insured Person and their respective heirs, administrators, executors, successors, assigns and representatives (who shall be third-party beneficiaries of this Section 8.8); and (iii) are in addition to, and not in substitution for, any other rights to indemnification, contribution or insurance that any such Indemnified Person or Insured Person (and their respective heirs, administrators, executors, successors, assigns and representatives) may have by contract (including any indemnification agreement), Law, equity or otherwise. The obligations set forth in this Section 8.8 may not be terminated, amended or otherwise modified in any manner that could adversely affect the rights of any Indemnified Person or Insured Person without the prior written consent of such affected Indemnified Person or Insured Person.

(f)         Advancement of Fees, Costs and Expenses in Enforcement of Rights. Parent, the Surviving Corporation and Subsidiaries shall advance, and cause to be paid, on a current basis all attorneys’ fees, costs and expenses that may be incurred by any Indemnified Person in enforcing his or her rights under this Section 8.8.

(g)        Successors and Assigns. If Parent, the Surviving Corporation, its Subsidiaries or any of their respective successors or assigns will (i) consolidate with or merge into any other Person and not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfer or convey all or substantially all of its properties and assets to any Person, then, in each case, proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation, its Subsidiaries or any of their respective successors or assigns will assume all of the obligations of Parent, the Surviving Corporation and its Subsidiaries set forth in this Section 8.8.

(h)          Joint and Several Obligations. The obligations of the Surviving Corporation, Parent and their respective Subsidiaries pursuant to this Section 8.8 will be joint and several.

(i)          Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company Group for any of its directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 8.8 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

8.9          Employee Matters.

(a)       Employment; Benefits. As of the Closing, the Surviving Corporation or one of its Subsidiaries will continue to employ the Continuing Employees. From and after the Effective Time until at least the first (1st) anniversary of the Effective Time (or, if earlier, the termination date of an applicable Continuing Employee) (the “Compensation Continuation Period”), the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) provide each Continuing Employee (i) base salary (or base wages, as the case may be) that is no less favorable than the base salary (or base wages, as the case may be) provided to such Continuing Employee immediately prior to the Effective Time; (ii) annual target cash incentive compensation opportunity (excluding retention, long term incentive, change in control or transaction-based opportunity) that is no less favorable than the annual target cash incentive compensation opportunity that is provided to such Continuing Employee immediately prior to the Effective Time (subject to the same exclusions); and (iii) severance benefits and payments to each Continuing Employee whose employment is involuntarily terminated during such period that are no less favorable than the severance benefits and payments set forth in Section 8.9(a) of the Company Disclosure Letter. If the Closing Date occurs during the 2024 calendar year, from and after the Effective Time until the end of the calendar year in which the Effective Time occurs, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) provide each Continuing Employee with employee benefits (other than equity or equity-based awards, defined benefit pension, post-employment welfare and non-qualified deferred compensation or benefits (the “Excluded Benefits”)) that are no less favorable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time under the Employee Plans set forth on Section 5.17(a) of the Company Disclosure Letter (other than the Excluded Benefits, but including health and welfare benefit premiums) at a cost to each such Continuing Employee that is no less favorable than the cost of such health and welfare benefit premiums to such Continuing Employee as of immediately prior to the Effective Time; provided that the Surviving Corporation or one of its Subsidiaries shall maintain (x) the paid holiday schedule and (y) the remote or hybrid work arrangement in effect for each such Continuing Employee as of immediately prior to the Effective Time through the end of the 2024 calendar year. The Surviving Corporation or one of its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to), (A) during the remainder of the Compensation Continuation Period if the Closing Date occurs during the 2024 calendar year and (B) during the Compensation Continuation Period if the Closing Date occurs during the 2025 calendar year, provide each Continuing Employee with employee benefits (other than the Excluded Benefits) in Parent’s sole discretion that are (1) no less favorable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time under the Employee Plans set forth on Section 5.17(a) of the Company Disclosure Letter (other than the Excluded Benefits), (2) no less favorable in the aggregate to those provided to similarly situated employees of Parent, or (3) a combination of (1) and (2).

(b)         Treatment of Annual Bonus. If the Closing Date occurs prior to the date on which annual bonuses in respect of the 2024 fiscal year are paid by the Company, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) pay to each Continuing Employee who remains employed with the Surviving Corporation or its Subsidiaries through the date such annual bonuses in respect of the 2024 fiscal year would have been paid in the ordinary course, but in no event later than March 15th of the fiscal year immediately after the end of the 2024 fiscal year (the “Annual Bonus Payment Date”), a bonus for such fiscal year (the “Annual Bonus”) that is equal to the Annual Bonus that such Continuing Employee is entitled to receive under the applicable annual bonus plan set forth on Section 8.9(b) of the Company Disclosure Letter, based on actual level of achievement of the applicable performance criteria for such fiscal year as determined in good faith consistent with past practice. Notwithstanding anything to the contrary in the foregoing, if a Continuing Employee experiences a Qualifying Termination prior to the Annual Bonus Payment Date, subject to such Continuing Employee’s execution (and non-revocation) of a release of claims in favor of the Surviving Corporation and its Subsidiaries, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries) pay to such Continuing Employee, on the Annual Bonus Payment Date, a pro-rated portion of the Annual Bonus that such Continuing Employee would have been entitled to receive for such fiscal year if such Continuing Employee had remained employed, with such proration based on the relative portion of the 2024 fiscal year during which such Continuing Employee was employed with the Company or its Subsidiaries and based on actual level of achievement of the applicable performance criteria for such fiscal year.

(c)         New Plans. For purposes of vesting (other than vesting of future equity awards), eligibility to participate, benefit levels and future vacation accruals under any employee benefit plans of Parent and its Subsidiaries (exclusive of the Company) in which any Continuing Employee becomes eligible to participate on or after the Closing Date (the “New Plans”), other than the Excluded Benefits, Parent shall, or shall cause the Surviving Corporation any of its Subsidiaries to, provide each Continuing Employee with credit for such employee’s years of service with the Company and any respective predecessors before the Closing Date; provided that the foregoing service credit shall not be required to apply (x) to the extent that its application would result in a duplication of benefits with respect to the same period of service or (y) with respect to any defined benefit pension plan or retiree medical benefits. In addition, and without limiting the generality of the foregoing: (i) Parent shall, or shall cause the Company or any of its Subsidiaries to cause each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans providing medical, dental, pharmaceutical or vision benefits; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee during the plan year in which the Closing Date occurs, Parent shall or shall cause the Surviving Corporation or any of its Subsidiaries to use commercially reasonable efforts to, (1) cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents and (2) cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents during the portion of the plan year during which the Closing Date occurs to be taken into account under such New Plan for purposes of satisfying all corresponding deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year in which the Closing Date occurs as if such amounts had been paid in accordance with such New Plan.

(d)         Termination of 401(k) Plan. If requested by Parent at least five (5) Business Days prior to the Closing Date, the Company shall take all actions necessary to cause each Employee Plan that is a tax-qualified defined contribution 401(k) retirement plan (the “Company 401(k) Plan”) to be terminated, effective as of no later than the day immediately preceding the Closing Date, and contingent upon the occurrence of the Closing, to amend such Company 401(k) Plan immediately prior to the termination to allow for the rollover of account balances and any corresponding loans out of the Company 401(k) Plan and provide that participants in the Company 401(k) Plan shall become fully vested in any unvested portion of their Company 401(k) Plan accounts as of the date such plan is terminated. If such request to terminate the Company 401(k) Plan is made, the Company shall provide Parent with evidence that the Company 401(k) Plan has been terminated (effective no later than immediately prior to the Closing Date and contingent on the Closing) pursuant to resolutions of Company. The form and substance of such resolutions shall be subject to prior review and reasonable comment by Parent. If the Company 401(k) Plan is terminated, Parent shall designate a tax-qualified defined contribution retirement plan with a cash or deferred arrangement that is sponsored by Parent or one of its Affiliates (the “Parent 401(k) Plan”) that will cover eligible Continuing Employees effective as of or as soon as administratively practicable following the Closing Date but in no event later than the end of the first full payroll period following the Closing Date. In connection with the termination of the Company 401(k) Plan, Parent shall cause the Parent 401(k) Plan to accept from the Company 401(k) Plan the “direct rollover” of the account balance (including the in-kind rollover of promissory notes evidencing all outstanding loans that are not in default) of each Continuing Employee who participated in the Company 401(k) Plan as of the date such plan is terminated and who elects such direct rollover in accordance with the terms of the Company 401(k) Plan and the Code.

(e)          Separation Plan. Prior to and effective upon the Closing Date, the Company Board shall take all actions (including adopting any resolutions) as are necessary to terminate the Separation Plan. From and after the Closing Date, none of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Affiliates shall have any liability under the Separation Plan.

(f)          No provision of this Agreement will: (i) create any right in any Continuing Employee or any other employee of the Surviving Corporation or any Subsidiary to continued employment by the Surviving Corporation or its Subsidiaries, or preclude the ability of the Surviving Corporation or its Subsidiaries to terminate the employment of any employee for any reason; (ii) require the Surviving Corporation or its Subsidiaries or Affiliates to continue any particular Employee Plans or prevent the amendment, modification or termination thereof after the Closing Date in accordance with plan terms; or (iii) be treated as an establishment, amendment or any other modification to any Employee Plan or any employee benefit plan, compensation, program, policy, contract, or agreement.

8.10      Obligations of Merger Sub. Parent will take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

8.11        Notification of Certain Matters.

(a)          Notification by the Company. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article X and the Effective Time, the Company will give prompt notice to Parent upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of the Buyer Parties to consummate the Offer and the Merger set forth in Section 9.1 to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of the Buyer Parties to consummate the Offer and the Merger or the remedies available to the Parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to Parent pursuant to this Section 8.11(a).

(b)       Notification by Parent. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article X and the Effective Time, Parent will give prompt notice to the Company upon becoming aware that any representation or warranty made by the Buyer Parties in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Buyer Parties to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the Offer and the Merger set forth in Section 9.1 to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of the Buyer Parties set forth in this Agreement or the conditions to the obligations of the Company to consummate the Offer and the Merger or the remedies available to the Parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to the Company pursuant to this Section 8.11(b).

(c)        Impact of Non-Compliance. The Company’s or the Buyer Parties’ failure to comply with this Section 8.11 will not be taken into account for purposes of determining whether any conditions set forth in Article IX to consummate the Offer and the Merger have been satisfied or whether any termination rights set forth in Article X are available.

8.12      Public Statements and Disclosure. The initial press release concerning this Agreement and the Merger of the Company will be in a form reasonably agreed by each Party. Thereafter, the Company on the one hand, and the Buyer Parties, on the other hand, will use their reasonable best efforts to obtain the other Parties’ consent (which consent shall not be unreasonably withheld, conditioned or delayed) before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons; or (c) providing any statements that are public or are reasonably likely to become public, in any such case to the extent relating to the Merger or the transactions contemplated by this Agreement, except that (x) neither the Buyer Parties nor Company will be obligated to engage in such consultation (or obtain such consent) with respect to communications that are (i) required by applicable Law, regulation or stock exchange rule or listing agreement; (ii) not inconsistent in any material respect with previous communications made by the Parties in compliance with this Section 8.12; or (iii) made in connection with, or with respect to, a Recommendation Change (in the case of the Company, that complies with Section 7.3); and (y) Parent will not be obligated to engage in such consultation (or obtain such consent), with respect to communications that are directed to any existing or prospective general or limited partners, equity holders, members and investors of Parent or its Affiliates with respect to fundraising, marketing, informational or reporting activities, so long as such communications are consistent with prior communications previously agreed to by Parent and the Company and do not add additional material information not included in such previous communication.

8.13      Transaction Litigation. Prior to the Effective Time, the Company will provide Parent with prompt notice of all Transaction Litigation commenced against the Company and/or its directors and/or executive officers (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. The Company will (i) give Parent the opportunity to review and propose comments with respect to all filings, pleadings and responses proposed to be filed or submitted by or on behalf of the Company prior to such filing or submission, and the Company shall consider such comments in good faith; (ii) give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; and (iii) consult with Parent with respect to the defense, settlement and prosecution (including trial strategy) of any Transaction Litigation and consider in good faith any comments by Parent, in each case, whether in respect of the pre-trial, trial, post-trial, appeal, remand, settlement, or related proceedings or phases of such Transaction Litigation. The Company may not compromise or settle, or agree to compromise or settle, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 8.13, “participate” means that Parent will be kept apprised of the proposed strategy and any other significant decisions with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined), and Parent may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.

8.14       No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give the Buyer Parties, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of the Buyer Parties and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over its own business and operations.

8.15      Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub and the Company a written consent providing the Merger Sub Stockholder Approval in accordance with the DGCL.

8.16      Repaid Indebtedness. At the Closing, the Buyer Parties shall, on behalf of the Company Group, effect, or cause to be effected, payment and, if applicable, of all amounts specified in the Payoff Letters (as defined below) to fully discharge the then-outstanding obligations under all third-party Indebtedness of the Company Group under the Contracts set forth on Section 8.16 of the Company Disclosure Letter (other than (a) any contingent indemnification obligations as to which no claim has been asserted; and (b) any other obligations which, by their terms, are to survive the termination of any such Contract) (such Indebtedness, collectively, the “Repaid Indebtedness”), in accordance with the payoff letters with respect to such Repaid Indebtedness; each such payoff letter shall be in customary form reasonably acceptable by Parent and the Company, set forth the aggregate amounts required to satisfy in full all of the corresponding Repaid Indebtedness and, as applicable, provide that, upon receipt of such specified amount, all liens (and any guarantees) granted in connection therewith relating to the assets, rights and properties of the Company Group securing such Repaid Indebtedness (and any other obligations secured thereby) shall be released and terminated (such payoff letters, collectively, the “Payoff Letters”). The Company shall use reasonable best efforts to deliver, or cause to be delivered, the Payoff Letters to Parent at least two (2) Business Days prior to the Closing Date. The Buyer Parties shall reasonably cooperate with the Company’s efforts (at the Company’s sole cost and expense) under this Section 8.16.

8.17      Rule 14d-10(d) Matters. Prior to the Closing, the Company will take all steps that may be required, necessary or advisable to cause each Employee Plan or similar arrangement that has been or, after the date of this Agreement, will be entered into by the Company or a Subsidiary of the Company with any of its directors, officers or employees pursuant to which consideration is payable to any director, officer or employee to be approved by the compensation committee of the Company Board (the “Compensation Committee”) as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) promulgated under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) promulgated under the Exchange Act. At the time of the taking of such steps described in this Section 8.17, the Compensation Committee will be composed solely of “independent directors” within the meaning of Rule 14d-10(d)(2) promulgated under the Exchange Act and the instructions thereto.

8.18      Company SEC Reports. From the date of this Agreement to the Effective Time, the Company will timely file with the SEC all Company SEC Reports required to be filed by it under the Exchange Act or the Securities Act and should any error or omission in a previously filed Company SEC Report be identified, the Company will make any required filings or amendments necessary to ensure that such filings do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each such Company SEC Report will comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended after the date of this Agreement, as of the date of the last such amendment, each such Company SEC Report filed pursuant to the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Company SEC Report that is a registration statement, as amended or supplemented, if applicable, filed after the date of this Agreement pursuant to the Securities Act, as of the date such registration statement or amendment became effective after to the date of this Agreement, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made in light of the circumstances under which they were made, not misleading.

8.19      Stock Exchange De-listing. After the Acceptance Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and the rules and policies of Nasdaq to enable the de-listing by the Surviving Corporation of the Company Capital Stock from Nasdaq and the deregistration of the Company Capital Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than twenty (20) days thereafter.

8.20      FIRPTA Certificate. On or within thirty (30) days prior to the Closing Date, the Company shall deliver to Parent a duly executed certificate that satisfies the requirements of Treasury Regulations Section 1.897-2(h)(2) and 1.1445-2(c)(3), certifying that no interest in the Company is “United States real property interest” as defined in Section 897 of the Code, and a notice form that meets the requirements of Treasury Regulations Section 1.897-2(h)(2), along with written authorization for Parent to deliver such notice form to the IRS on behalf of the Company upon the Closing.

8.21      Regulatory Matters. From the date of this Agreement to the Effective Time, the Company shall use commercially reasonable efforts to make available to Parent and its Representatives true, correct and complete and accurate copies of (a) all material clinical and preclinical data relating to the Company Products and (b) all material written correspondence between the Company and the applicable Governmental Authorities relating to any Company Product, in the case of each of clauses (a) and (b) above, that comes into the Company’s possession or control during such time period promptly after the Company obtains such possession or control thereof. From the date of this Agreement to the Effective Time, the Company shall, and shall direct its Representatives to consult and cooperate with Parent, as and to the extent requested by Parent, and consider in good faith the views of Parent in connection with any consideration of whether to commence, discontinue, terminate, suspend, or materially modify any clinical and preclinical trials related to the Company Products.

8.22      Resignations. If requested by Parent prior to the Effective Time, the Company shall cause to be delivered to Parent resignations executed by each director of the Company and its Subsidiaries as of immediately prior to the Effective Time, effective upon the Effective Time.

8.23       2027 Notes; Capped Call Transactions.

(a)        2027 Notes. Within the time periods required by the terms of the 2027 Notes Indenture, the Company shall deliver any notices (including with respect to holders’ rights to require repurchase or conversion of the 2027 Notes), certificates, supplemental indentures and other documents that might be required under the 2027 Notes Indenture and take all other actions that are required under the terms of the 2027 Notes, the 2027 Notes Indenture or under applicable Law, including as a result of the transactions contemplated by this Agreement, to the extent constituting a “Fundamental Change” or “Make-Whole Fundamental Change,” as such terms are defined in the 2027 Notes Indenture. The Company shall provide copies of any such notice to Parent at least three (3) Business Days prior to delivery and shall provide Parent and its counsel with a reasonable opportunity to review and to comment on such notice, which such comments the Company shall consider in good faith. The Company shall use its reasonable best efforts to cause to be executed and delivered to the 2027 Notes Trustee an Opinion of Counsel (as defined in, and to the extent required by, the 2027 Notes Indenture).

(b)       Capped Calls. Prior to the Effective Time, the Company will cooperate with, and assist, Parent, upon Parent’s request, in terminating the Capped Calls at, or as promptly as practicable following, the Effective Time; provided that the Company will not be required to agree to any termination or amendment of the Capped Calls that would not be conditioned on the occurrence of Closing. Prior to the Effective Time, the Company will, and will cause its Representatives to, reasonably cooperate with and assist Parent in connection with discussions, negotiations or agreements with the counterparties to the Capped Calls with respect to any determination, adjustment, cancellation, termination, exercise, settlement or computation in connection with the Capped Calls, including with respect to any cash amounts or shares of Company Common Stock that may be receivable by the Company pursuant to the Capped Calls. The Company shall also, as promptly as reasonably practicable, provide Parent and its counsel with copies of any notices or other written communications received from or to be delivered to, the counterparties to the Capped Calls, and shall give Parent reasonable opportunity to review and comment on any written response to any such notice or other document, and shall give good faith consideration to including any such comments timely provided. If requested by Parent, the Company shall use commercially reasonable efforts to engage an advisor in connection with the negotiations with counterparties to the Capped Calls regarding the termination thereof; provided that all fees, costs or other liabilities that may be owing to any such advisor that are not contingent upon the occurrence of the Closing or are payable prior to the Closing, shall be at Parent’s sole cost and expense. The Company shall not (i) enter into any binding agreements in respect of the Capped Calls, (ii) agree to any amendments, modifications or other changes to the terms of the Capped Calls, or (iii) exercise any right it may have to terminate, or to trigger an early settlement of, any of the Capped Calls (other than in connection with an early conversion of any 2027 Notes or the occurrence of an event of default with respect to a counterparty to the Capped Call), in each case without the prior written consent of Parent, which shall not be unreasonably withheld or delayed.

(c)         Notwithstanding anything to the contrary in the foregoing, neither the Company nor any of its Subsidiaries shall be required to (i) agree to any term or take any action in connection with its obligations under this Section 8.23 that is not conditioned upon consummation of the Merger or (ii) unless it has received prior full reimbursement or is otherwise indemnified and held harmless to its reasonable satisfaction by or on behalf of Parent, pay any commitment or other similar fee or incur or assume any liability or other obligation in connection with the actions contemplated by this Section 8.23 or be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with such actions, in each case prior to, or that is not conditioned upon the occurrence of, the Closing.

ARTICLE IX

CONDITIONS TO THE MERGER

9.1         Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each of Parent, Merger Sub and the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by mutual consent of Parent, Merger Sub and the Company, to the extent permitted by applicable Law:

(a)       no restraining order, permanent injunction or other order issued by a Governmental Authority of competent jurisdiction or applicable Law or legal prohibition shall be in effect that prohibits, enjoins, restrains or makes illegal the consummation of the Merger; and

(b)         the Acceptance Time shall have occurred and Merger Sub shall have irrevocably accepted for payment pursuant to Section 2.1(e) all of the Shares validly tendered and not validly withdrawn pursuant to the Offer.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

10.1       Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)          at any time prior to the Acceptance Time by mutual written agreement of Parent, Merger Sub and the Company;

(b)         by either Parent or the Company at any time prior to the Acceptance Time if (i) any permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Offer and the Merger is in effect, or any action has been taken by any Governmental Authority of competent jurisdiction, that, in each case, prohibits, restricts, makes illegal or enjoins the consummation of the Offer and the Merger and has become final and non-appealable; or (ii) any Law or order has been enacted, entered, enforced or deemed applicable to the Offer and the Merger that prohibits, restricts, makes illegal or enjoins the consummation of the Offer and the Merger, except that the right to terminate this Agreement pursuant to this Section 10.1 will not be available to any Party if such Party’s material breach of any provision of this Agreement (including, for the avoidance of doubt, Section 8.1 or Section 8.2) has been the primary cause of, or primarily resulted in, such final, non-appealable injunction or order;

(c)        by either Parent or the Company, if (i) the Offer shall have terminated or expired in accordance with its terms (subject to the rights and obligations of Merger Sub to extend the Offer pursuant to Section 2.1(d)) without Merger Sub being required to accept for payment any Shares pursuant to the Offer; provided, however, that (A) the right to terminate this Agreement pursuant to this Section 10.1(c)(i) shall not be available to Parent if Parent or Merger Sub shall have materially breached its respective obligations under Section 2.1(d) or Section 2.1(f) and (B) the right to terminate this Agreement pursuant to this Section 10.1(c)(i) shall not be available to the Company if the Company shall have materially breached its obligations under Section 2.1(f), Section 2.2 or Section 7.3 or (ii) the Acceptance Time shall not have occurred on or before February 7, 2025 (the “Outside Date”); provided, further, however, that the right to terminate this Agreement pursuant to this Section 10.1(c)(ii) shall not be available to any Party (which shall include, in the case of Parent, Parent and Merger Sub) if such Party’s material breach of any provision of this Agreement has been the primary cause of, or primarily resulted in, the failure of Acceptance Time to occur on or before the Outside Date;

(d)        by the Company, if Merger Sub shall have failed to commence the Offer on or prior to the date provided therefore in Section 2.1(a); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.1(d) if (x) Merger Sub’s failure to commence the Offer is due primarily to the Company’s material breach of this Agreement (including, any material delay or failure to cooperate by the Company in performing its obligations under Section 2.1(f) or Section 2.2) or (y) the Company has failed to deliver Parent written notice of its intention to terminate this Agreement pursuant to this Section 10.1(d) and the basis for such termination prior to Merger Sub commencing the Offer in accordance with Section 2.1(a);

(e)         by Parent, if the Company has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in clause (D) or (E) of Annex I; provided that if such breach or failure to perform is capable of being cured by the Outside Date, Parent will not be entitled to terminate this Agreement pursuant to this Section 10.1(e) prior to the delivery by Parent to the Company of written notice of such breach, delivered at least thirty (30) days prior to such termination (or such shorter period of time as remains prior to the Outside Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 10.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach or failure to perform has been cured prior to such termination (to the extent capable of being cured); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 10.1(e) if, at the time that such termination would otherwise take effect in accordance with the foregoing, either Parent or Merger Sub has materially breached any representations, warranties, covenants or other agreements contained in this Agreement, that would result in a failure of a condition set forth in Annex I (if such condition were tested as of the date of such breach);

(f)       by Parent, if at any time prior to the Acceptance Time, (i) the Company Board (or a committee thereof) has effected a Recommendation Change; provided, however, that Parent’s right to terminate this Agreement pursuant to this Section 10.1(f) will expire at 5:00 p.m., Eastern time, on the seventh (7th) Business Day after the date of which such right to terminate first occurred or (ii) the Company Group or any of its Representatives shall have materially breached their obligations under Section 7.3;

(g)         by the Company, if Parent or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would reasonably be expected to have a material adverse effect on the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement, including the Offer and the Merger, prior to the Outside Date; provided that if such breach or failure to perform is capable of being cured by the Outside Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 10.1(g) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least thirty (30) days prior to such termination (or such shorter period of time as remains prior to the Outside Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 10.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach or failure to perform has been cured prior to such termination (to the extent capable of being cured); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.1(g) if, at the time that such termination would otherwise take effect in accordance with the foregoing, it is then in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Annex I (if such condition were tested as of the date of such breach);

(h)        by the Company, if at any time prior to the Acceptance Time, (i) the Company has received a Superior Proposal; (ii) the Company Board has authorized the Company to terminate this Agreement and enter into an Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by such Superior Proposal; (iii) the Company has complied in all material respects with its obligations under Section 7.3 (including, subject to Section 11.4 of this Agreement, Section 7.3 of the Original Merger Agreement) with respect to such Superior Proposal; and (iv) prior to or concurrently with such termination the Company pays the Company Termination Fee due to Parent in accordance with Section 10.3(b); or

(i)          by the Company, if (A) all of the conditions with respect to the Offer set forth in Annex I and with respect to the Merger set forth in Section 9.1 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Acceptance Time or the Closing, as applicable, each of which is capable of being, and reasonably expected to be, satisfied or waived at the Acceptance Time or the Closing, as applicable), (B) Merger Sub fails to accept for purchase Share in accordance with Section 2.1, (C) the Company has irrevocably confirmed to Parent in writing (and not revoked such notice) that the Company is ready, willing and able to consummate the Closing on such date of notice and at all times during the three (3) Business Day period immediately thereafter, (D) Parent fails to accept for purchase Shares in accordance with Section 2.1 and consummate the Closing within three (3) Business Days following the later of (x) the date by which the Closing is required to have occurred pursuant to Section 3.1(b) and (y) receipt of written notice from the Company in accordance with clause (C) above, (E) all of the conditions with respect to the Offer set forth in Annex I and with respect to the Merger set forth in Section 9.1 have continued to be satisfied during the entirety of such three (3) Business Day period (other than those conditions that by their terms are to be satisfied at the Acceptance Time or the Closing, as applicable, each of which is capable of being, and reasonably expected to be, satisfied at the Acceptance Time or the Closing, as applicable), and (F) the Company remains ready, willing and able to consummate the Offer and the Closing.

10.2        Manner and Notice of Termination; Effect of Termination.

(a)         Manner of Termination. The Party terminating this Agreement pursuant to Section 10.1, other than pursuant to Section 10.1(a), must deliver prompt written notice thereof to the other Parties specifying the provision of Section 10.1 pursuant to which this Agreement is being terminated and setting forth in reasonable detail the facts and circumstances forming the basis for such termination pursuant to such provision.

(b)         Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 10.1 will be effective immediately upon mutual written agreement of Parent and Company (if terminated in accordance with Section 10.1(a)) or the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such Party) to the other Parties, as applicable, except that Section 8.4(e), Section 8.4(f), the penultimate sentence of Section 8.6, Section 8.12, this Section 10.2, Section 10.3, Section 10.4 and Article XI will each survive the termination of this Agreement in accordance with their respective terms. Notwithstanding the foregoing, nothing in this Agreement will relieve the Company from any liability for fraud with respect to this Agreement or any Willful and Material Breach of this Agreement prior to or in connection with the termination of this Agreement. For the avoidance of doubt, in the event of termination of this Agreement, the Financing Sources will have no liability to the Company, any of its Affiliates or any of its or their direct or indirect equity holders hereunder or otherwise relating to or arising out of the transactions contemplated hereby or any Debt Financing (including for fraud or any Willful and Material Breach); provided that the foregoing shall not preclude any liability of the Financing Sources to the Company and its Affiliates under any definitive agreements (including any Financing Agreements) relating to any Debt Financing. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement or the Debt Commitment Letter (in each case, except as provided therein), which rights, obligations and agreements will, to the extent not otherwise terminated upon the termination of this Agreement, survive the termination of this Agreement in accordance with their respective terms. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, the Equity Commitment Letter or the Guarantee, which rights, obligations and agreements will, to the extent not otherwise terminated upon the termination of this Agreement, survive the termination of this Agreement in accordance with their respective terms.

10.3       Fees and Expenses.

(a)          General. Except as set forth in this Section 10.3, all fees and expenses incurred in connection with this Agreement, the Offer and the Merger will be paid by the Party incurring such fees and expenses whether or not the Offer and the Merger is consummated. Parent or the Surviving Corporation will be responsible for all fees and expenses of the Paying Agent. All documentary, sales, use, real property transfer, recording, stock transfer and other similar Taxes and fees shall be paid by the Person or Persons on whom such Taxes and fees are imposed by applicable Law.

(b)         Company Payments. The Company shall pay (x) in the case of Section 10.3(b)(i), promptly, but in any event within one Business Day following the earlier of the entry into an Alternative Acquisition Agreement or the consummation of the Acquisition Transaction referred to therein; (y) in the case of Section 10.3(b)(ii), prior to or concurrently with, and as a condition to, such termination; and (z) in the case of Section 10.3(b)(iii), promptly, but in any event within five (5) Business Days following termination by Parent, to Parent the Company Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent:

(i)      if (A) this Agreement is validly terminated (i) by Parent pursuant to Section 10.1(e), (ii) by Parent or the Company pursuant to Section 10.1(c) and at the time of such termination, Parent could have terminated this Agreement pursuant to Section 10.1(e) or (iii) by Parent or the Company pursuant to Section 10.1(c) and at the time of such termination pursuant to Section 10.1(c), the Minimum Condition has not been satisfied; (B) following the execution and delivery of the Original Merger Agreement and prior to such termination of this Agreement, an Acquisition Proposal shall have been made to the Company or the Company Board or publicly announced or publicly disclosed and not withdrawn or otherwise publicly abandoned, in each case, at least two (2) Business Days prior to such termination; and (C) within twelve (12) months following such termination of this Agreement, either an Acquisition Transaction is consummated or the Company enters into an Alternative Acquisition Agreement with respect to any Acquisition Proposal (other than with Parent or Merger Sub). For purposes of this Section 10.3(b)(i), all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%”;

(ii)      if this Agreement is validly terminated by the Company pursuant to Section 10.1(h); or

(iii)     if this Agreement is validly terminated by Parent pursuant to Section 10.1(f).

(c)        Parent Payments. Parent shall pay promptly, but no later than five (5) Business Days after the applicable termination, to the Company the Parent Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by the Company:

(i)       if this Agreement is validly terminated by Parent or the Company pursuant to Section 10.1(c) if at such time the Company has the right to terminate pursuant to Section 10.1(g) or Section 10.1(i);

(ii)      if this Agreement is validly terminated by the Company pursuant to Section 10.1(g); or

(iii)     if this Agreement is validly terminated by the Company pursuant to Section 10.1(i).

(d)         Single Payment Only. The Parties acknowledge and agree that in no event will either the Company be required to pay the Company Termination Fee or Parent be required to pay the Parent Termination Fee, as the case may be, on more than one occasion, whether or not the Company Termination Fee or the Parent Termination Fee, as the case may be, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e)         Payments; Default. The Parties acknowledge and agree that the agreements contained in this Section 10.3 are an integral part of the Offer and the Merger and the transactions contemplated by this Agreement and that without these agreements, the Parties would not enter into this Agreement. Accordingly, if either the Company fails to promptly pay any amount due pursuant to Section 10.3(b) or Parent fails to promptly pay any amount due pursuant to Section 10.3(c) and, in order to obtain such payment, either Parent or the Company, as applicable, commences a Legal Proceeding that results in a judgment against either the Company or Parent for the amount set forth in Section 10.3(b) or Section 10.3(c), as the case may be, or any portion thereof, either the Company or Parent shall pay to Parent or the Company, as the case may be, its reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at an annual rate equal to the prime rate as published in the Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law (“Default Payments”).

(f)          Sole Remedy.

(i)       If this Agreement is validly terminated pursuant to Section 10.1 in circumstances where the Company Termination Fee is payable (but subject to the third sentence of Section 10.2(b)), Parent’s receipt of the Company Termination Fee to the extent owed pursuant to Section 10.3(b), together with any Default Payments to the extent owed with respect thereof pursuant to Section 10.3(e), if applicable, will be the sole and exclusive remedies of Parent and Merger Sub and each of their respective Affiliates against (A) the Company, its Subsidiaries and each of their respective Affiliates; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, financial advisors, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates (the Persons in clauses (A) and (B) collectively, the “Company Related Parties”) for any and all losses, liabilities and damages incurred based upon, resulting from, arising out of or relating to this Agreement, including the breach of any representation, warranty, covenant or agreement in this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, the termination of this Agreement or the failure to consummate the transactions contemplated hereunder (including the Offer and the Merger or any claims or actions under applicable Law arising out of any such breach, termination or failure), and upon payment of such amounts, none of the Company Related Parties will have any further liability or obligation to Parent Related Parties (and none of the Parent Related Parties or any other Person will be entitled to bring or maintain any claim, action or proceeding against any Company Related Party) relating to or arising out of this Agreement, the Transaction Documents or the transactions contemplated hereby and thereby (except that the Company Related Parties will remain obligated with respect to the Parent Related Parties, and the Parent Related Parties may be entitled to remedies with respect to, the Confidentiality Agreement and the Support Agreements and Section 10.3(a), as applicable), it being understood that the foregoing shall not limit (1) Parent’s right to specific performance pursuant to Section 11.8 prior to the valid termination of this Agreement or (2) Parent’s right to seek monetary damages from the Company for Willful and Material Breach or fraud. The Parties acknowledge and agree that, while Parent may pursue a grant of specific performance in accordance with Section 11.8 and payment of the Company Termination Fee and the Default Payments or monetary damages, in each case, as set forth herein, in no event shall Parent be entitled to obtain (1) both (x) a grant of specific performance pursuant to Section 11.8 that results in the Closing occurring, on the one hand, and (y) the payment of (i) any monetary damages from the Company in connection with fraud or any Willful and Material Breach or (ii) the payment of the Company Termination Fee in accordance with Section 10.3(b), on the other hand, or (2) both payment of any monetary damages from the Company in connection with fraud or any Willful and Material Breach, on the one hand, and payment of the Company Termination Fee in accordance with Section 10.3(b), on the other hand. The Company Related Parties are intended third party beneficiaries of this Section 10.3(f)(i).

(ii)     Notwithstanding anything in this Agreement to the contrary, other than (1) the Company’s injunctive, specific performance and equitable relief rights pursuant to (and subject to the limitations of) Section 11.8 and (2) the Company’s right to enforce its rights under the Confidentiality Agreement, the Company’s right to terminate this Agreement and receive payment of the Parent Termination Fee, to the extent owed pursuant to Section 10.3(c), together with any Default Payments to the extent owed in respect thereof pursuant to Section 10.3(e), if applicable, will be the sole and exclusive remedies of the Company Related Parties against the Parent Related Parties and their Affiliates and the Financing Sources for any and all losses, liabilities and damages incurred based upon, resulting from, arising out of or relating to this Agreement and the Financing, including the breach of any representation, warranty, covenant or agreement in this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, the termination of this Agreement or the failure to consummate the transactions contemplated hereunder (including the Offer and the Merger or any claims or actions under applicable Law arising out of any such breach, termination or failure), and upon payment of such amount, none of the Parent Related Parties will have any further liability or obligation to the Company Related Parties (and none of the Company Related Parties or any other Person will be entitled to bring or maintain any claim, action or proceeding against any Parent Related Party) relating to or arising out of this Agreement, the Transaction Documents or the transactions contemplated hereby and thereby. Notwithstanding anything to the contrary in this Agreement or otherwise, in no event shall Parent, Merger Sub or the Parent Related Parties be liable for any monetary remedy (including monetary damages for fraud or any Willful and Material Breach, or monetary damages in lieu of specific performance or monetary damages pursuant to Section 10.2(b)) other than, solely with respect to Parent (or the Guarantor under the Guarantee to the extent provided, and subject to the limitations, therein), the payment of the Parent Termination Fee, to the extent owed pursuant to Section 10.3(c), plus any Default Payments, to the extent owed pursuant to Section 10.3(d). The Parties acknowledge and agree that, notwithstanding anything herein to the contrary, while the Company may pursue a grant of specific performance in accordance with (and subject to the limitations of) Section 11.8 and payment of the Parent Termination Fee, in no event shall the Company be entitled to obtain both (x) a grant of specific performance pursuant to Section 11.8 that results in the Closing occurring, on the one hand, and (y) the payment of the Parent Termination Fee to the extent owed pursuant to Section 10.3(c), on the other hand. Subject to the other limitations of this Section 10.3(f), the Parent Termination Fee plus the Default Payments shall be the maximum aggregate liability (including in the case of fraud or any Willful and Material Breach) of Parent, Merger Sub and the Parent Related Parties hereunder (and, without duplication, of the Guarantor under the Guarantee) with respect to any and all claims under or relating to this Agreement and the Offer, the Merger and the other transactions contemplated by this Agreement. The Parent Related Parties and Company Related Parties and the Financing Sources are intended third-party beneficiaries of this Section 10.3(f)(ii).

(g)         Liquidated Damages. Parent, Merger Sub and the Company acknowledge and agree that each of the Company Termination Fee and the Parent Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub or the Company, as the case may be, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Offer and the Merger.

10.4      Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Buyer Parties and the Company. Notwithstanding anything to the contrary in this Agreement, the provisions relating to the Financing Sources set forth in Section 10.2, Section 10.3(f), Section 10.6, Section 11.3, Section 11.6, Section 11.8, Section 11.9, Section 11.10, Section 11.11 and this Section 10.4 (and the defined terms used therein) may not be amended, modified or altered without the prior written consent of the Financing Sources.

10.5      Extension; Waiver. At any time and from time to time prior to the Effective Time, (a) any Party may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (ii) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (iii) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained herein; and (b) the Outside Date may be extended by a mutual agreement in writing between Parent and the Company. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

10.6      No Liability of Financing Sources. None of the Financing Sources will have any liability to the Company or any of its Affiliates relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at Law or equity, in contract, in tort or otherwise, and none of the Company nor any of their Affiliates will have any rights or claims against any of the Financing Sources hereunder or thereunder; provided that nothing in this Section 10.6 shall limit the rights of the Company and its Affiliates from and after the Effective Time under any Debt Financing Commitment or any Financing Agreements (but not under this Agreement) to the extent the Company and/or its Affiliates are party thereto.

ARTICLE XI

GENERAL PROVISIONS

11.1       Survival of Representations, Warranties and Covenants. Except in the case of fraud, the representations, warranties and covenants of the Company and the Buyer Parties contained in this Agreement will terminate at the Closing, except that any covenants that by their terms survive the Closing and this Article XI will survive the Closing in accordance with their respective terms.

11.2       Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) two (2) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by hand or by email transmission, in each case to the intended recipient as set forth below:

(a)          if to the Buyer Parties to:

Crown Laboratories, Inc.
207 Mockingbird Lane
Johnson City, TN 37604
Attention: General Counsel
Email: shammock@crownlaboratories.com

with a copy (which will not constitute notice) to:
Kirkland and Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attn:      Edward J. Lee, P.C.
Marshall P. Shaffer, P.C.
Andrew Norwich
Joshua Kogan, P.C.
Steven M. Choi

Email:
edward.lee@kirkland.com
marshall.shaffer@kirkland.com
andrew.norwich@kirkland.com
jkogan@kirkland.com
steven.choi@kirkland.com

(b)          if to the Company (prior to the Effective Time) to:
Revance Therapeutics, Inc.
1222 Demonbreun Street
Nashville, Tennessee 37203
Attn:       Mark Foley
Tobin Schilke
Email: tschilke@revance.com

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attn:      Howard Ellin
Demetrius Warrick
Email:    howard.ellin@skadden.com
demetrius.warrick@skadden.com

Any notice received by email at the addressee’s email address or otherwise at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or email address through a notice given in accordance with this Section 11.2, except that notice of any change to the address, email address or any of the other details specified in or pursuant to this Section 11.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (x) specified in such notice or (y) that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 11.2.

11.3       Assignment. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties, except that the Buyer Parties will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement from and after the Effective Time (a) in connection with a merger or consolidation involving the Buyer Parties or other disposition of all or substantially all of the assets of the Buyer Parties or the Surviving Corporation; (b) to any of their respective Affiliates; or (c) to any Financing Source pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing, it being understood that, in each case, such assignment will not (i) affect the obligations of the parties to the Equity Commitment Letter or the Guarantor pursuant to the Guarantee; or (ii) impede or delay the consummation of the Offer and the Merger or the transactions contemplated by this Agreement or otherwise materially impede the rights of the holders of shares of Company Common Stock and Company Equity Awards pursuant to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder.

11.4       Confidentiality. The Buyer Parties and the Company hereby acknowledge that Hildred Capital Management, LLC and the Company have previously executed that certain Confidentiality Agreement set forth on Section 11.4 of the Company Disclosure Letter (the “Confidentiality Agreement”), that will continue in full force and effect in accordance with its terms. Each of the Buyer Parties and their respective Representatives will hold and treat all documents and information concerning the Company Group furnished or made available to the Buyer Parties or their respective Representatives in connection with the Offer and the Merger and the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement. By executing this Agreement, each of the Buyer Parties agree to be bound by, and to cause their Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were parties thereto.

11.5      Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement, the Guarantee and the Equity Commitment Letter, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

11.6       Third-Party Beneficiaries. Except as set forth in Section 8.8, Section 10.3(f), this Section 11.6 and Section 11.14, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, except (a) as set forth in or as contemplated by Section 8.8, Section 10.3(f), this Section 11.6 and Section 11.14; or (b) if the Closing occurs, for the right of the holders of Company Common Stock, Company Options, Company RSUs or Company PSUs to receive the Per Share Price and the Equity Award Consideration, respectively, and, in each case after the Effective Time. Notwithstanding anything set forth above, the provisions of Section 10.3(f), the last sentence of Section 10.4, Section 10.6, Section 11.10(b), Section 11.11 and this sentence in this Section 11.6, shall inure to the benefit of the Financing Sources, each of whom are intended to be third-party beneficiaries thereof.

11.7       Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect, and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

11.8        Remedies.

(a)         Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)          Specific Performance.

(i)      The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that, subject to Section 10.2(b), Section 10.3(f) and this Section 11.8, (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (B) the provisions of Section 10.3 are not intended to and do not adequately compensate the Company, on the one hand, or the Buyer Parties, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor the Buyer Parties would have entered into this Agreement. Notwithstanding anything to the contrary in this Agreement, it is acknowledged and agreed that the Buyer Parties have an obligation under this Agreement to cause the Equity Financing to be funded (subject to the requirements that all of the conditions to the funding of the Equity Financing have been and continue to be satisfied or waived) and that the Company shall have the right to obtain an injunction, specific performance or other equitable remedies in connection with enforcing the Buyer Parties’ obligations to consummate the Merger and cause the Equity Financing to be funded (including to cause Parent to enforce the obligations of the Guarantor under the Equity Commitment Letter in order to cause the Equity Financing to be timely completed in accordance with and subject to the terms and conditions set forth in the Equity Commitment Letter) if, and only if, and for so long as: (i) all of the conditions with respect to the Offer set forth in Annex I and with respect to the Merger set forth in Section 9.1 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Acceptance Time or the Closing, as applicable, each of which is capable of being, and reasonably expected to be, satisfied or waived at the Acceptance Time or the Closing, as applicable), (ii) the Debt Financing (or Alternative Debt Financing) has been or is capable of being funded in full or the Financing Sources have irrevocably confirmed in writing to Parent that the Debt Financing will be funded in full at the Closing if the Equity Financing is funded at the Closing, (iii) the Company has irrevocably confirmed to Parent in writing (and not revoked such notice) that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Company is ready, willing and able to consummate the Closing, (iv) Parent and/or Merger Sub fails to accept to purchase the Shares in accordance with Section 2.1 and consummate the Closing within three (3) Business Days following the later of (x) the date by which the Closing is required to have occurred pursuant to Section 3.1(b) and (y) receipt of written notice from the Company in accordance with clause (iii) above, and (v) all of the conditions with respect to the Offer set forth in Annex I and with respect to the Merger set forth in Section 9.1 have continued to be satisfied during the entirety of such three (3) Business Day period (other than those conditions that by their terms are to be satisfied at the Acceptance Time or the Closing, as applicable, each of which is capable of being, and reasonably expected to be, satisfied at the Acceptance Time or the Closing, as applicable) and (vi) the Company remains ready, willing and able to consummate the Offer and the Closing. Notwithstanding the foregoing and subject to the rights of the parties to the definitive agreements for any Debt Financing under the terms thereof, none of the Company and its Affiliates and their direct and indirect equity holders shall have any rights or claims (whether in contract or in tort or otherwise) against any Financing Source, solely in their respective capacities as lenders or arrangers in connection with the Debt Financing, and in no event shall the Company, any of its Affiliates or its or their direct or indirect equity holders be entitled to directly seek the remedy of specific performance of this Agreement against any Financing Source.

(ii)     Subject to Section 11.8(b)(i), the Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of the Parties pursuant to this Agreement; provided, however, that in each case, Parties may raise objections to the existence of any such breach or non-compliance or threatened breach or non-compliance. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

11.9       Governing Law. This Agreement shall be governed by, interpreted, construed and enforced in accordance with the laws of the State of Delaware. Any and all claims, controversies and causes of action arising out of or relating to this Agreement, whether sounding in contract, tort or statute, shall be governed by the internal laws of the State of Delaware, including its statutes of limitations, without giving effect to any conflict-of-laws or other rules that would result in the application of the Laws or statutes of limitations of a different jurisdiction.

11.10     Consent to Jurisdiction.

(a)        General Jurisdiction. Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Merger and the Guarantee, for and on behalf of itself or any of its properties or assets, in accordance with Section 11.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 11.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware (and any appellate court therefrom) or, if any federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware (and any appellate court therefrom)) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement, the Guarantee or the transactions contemplated hereby or thereby; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that any Legal Proceeding arising in connection with this Agreement, the Guarantee or the transactions contemplated hereby or thereby will be brought, tried and determined only in the Chosen Courts; (v) irrevocably and unconditionally waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any Legal Proceeding relating to this Agreement, the Guarantee or the transactions contemplated hereby or thereby in any court other than the Chosen Courts. Each of the Buyer Parties and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b)        Jurisdiction for Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and irrevocably agree (i) that any Legal Proceeding of any kind or nature, whether in Law or in equity, in contract, in tort or otherwise, involving the Financing Sources arising out of, or relating to, the Merger, the Debt Financing, the Debt Financing Commitment or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each Party submits for itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates or Representatives to bring or support anyone else in bringing any such Legal Proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable Debt Financing Commitment will be effective service of process against them for any such Legal Proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Legal Proceeding in any such court; (v) any such Legal Proceeding will be governed and construed in accordance with the laws of the State of New York; and (vi) that a final judgment in any such Legal Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

11.11    WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE GUARANTEE, THE EQUITY COMMITMENT LETTER, THE DEBT FINANCING COMMITMENT, THE DEBT FINANCING OR THE EQUITY FINANCING (INCLUDING ANY SUCH LEGAL PROCEEDING INVOLVING FINANCING SOURCES). EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.11.

11.12    Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

11.13     Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed (including by electronic signature) by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by pdf, tif, gif, jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

11.14     Release.

(a)       Parent, on behalf of itself and the Parent Related Parties, releases any and all claims, actions, causes of action, arguments, damages, demands, judgments, liabilities, losses, proceedings, or suits, whether known or unknown, asserted or unasserted, contingent or noncontingent, matured or accrued, or material or immaterial, that they have, had, or could have against the Company Related Parties, in each case, in existence, or arising from matters in existence, as of immediately prior to the execution of this Agreement (“Pre-Amendment Claims”), including any such Pre-Amendment Claims (i) based in common law, tort, fraud, contract, quasi-contract, statute or any other source of domestic or foreign law, (ii) arising out of or in any way referring, concerning or related to the Offer (as defined in the Original Merger Agreement) (the “Original Offer”), the Merger (as defined in the Original Merger Agreement) (the “Original Merger”), the Original Merger Agreement or any waivers to the Original Merger Agreement executed prior to the execution of this Agreement (“Original Waivers”) (including Pre-Amendment Claims relating to representations, warranties, disclosures, omissions, negligence, recklessness, failure to perform, or communications arising out of or in any way referring, concerning or related to the Original Offer, the Original Merger, the Original Merger Agreement or the Original Waivers) or (iii) the Company’s relationship with Teoxane SA (“Teoxane”) or any contracts or communications (in any form) between the Company and Teoxane (including Pre-Closing Claims relating to representations, warranties, disclosures, omissions, negligence, recklessness, or failure to perform arising out of or in any way related to such relationship, contracts or communications). The Company Related Parties are intended third party beneficiaries of this Section 11.14(a).

(b)        The Company, on behalf of itself and the Company Related Parties, releases any and all Pre-Closing Claims that the Company Related Parties have, had, or could have against the Parent Related Parties (including, following the Closing, the Company and its Subsidiaries) arising out of or in any way referring, concerning or related to the Original Offer, the Original Merger, the Original Merger Agreement and/or the Original Waivers. The Parent Related Parties are intended third party beneficiaries of this Section 11.14(b).

(c)         For the avoidance of doubt, notwithstanding anything herein to the contrary, nothing in this Section 11.14 shall release, waive or relieve any Party to this Agreement from any of the following (the “Retained Claims”): (i) any of its obligations enumerated or contemplated under the terms of this Agreement, including (x) compliance with the representations and warranties contained in Articles V and VI of this Agreement (or the certificate delivered pursuant to clause F of Annex I attached hereto or any other Transaction Documents), (y) compliance with its obligations, covenants or agreements contained in this Agreement, or (z) compliance with any future obligations, covenants or agreements that the Parties to this Agreement may hereafter assume to one another after the date of this Agreement, (ii) compliance with its obligations, covenants or agreements contained in Section 7.3 of the Original Merger Agreement solely for purposes of Buyer Parties asserting that any such failure to comply with such obligations, covenants or agreements means any bona fide written Acquistion Proposal does not constitute a Superior Proposal under this Agreement or (iii) any claims of fraud against such Party in the making of such Party’s representations and warranties contained in Articles V and VI of this Agreement, as applicable (or the certificate delivered pursuant to clause F of Annex I attached hereto or any other Transaction Documents).

(d)         No Pre-Closing Claims covered by this release may be considered for purposes of assessing whether the conditions set forth in Annex I have been satisfied or used to support termination of the Merger Agreement under Section 10.1 (for the avoidance of doubt, the Retained Claims may be so considered and the Retained Claims shall not be deemed to be Pre-Closing Claims).

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

CROWN LABORATORIES, INC.

By:
Name:
Title:

REBA MERGER SUB, INC.

By:
Name:
Title:

REVANCE THERAPEUTICS, INC.

By:
Name:
Title:

ANNEX I

CONDITIONS TO THE OFFER

Notwithstanding any other provision of the Offer, but subject to the terms of the Merger Agreement (as defined below), Merger Sub shall not be required pursuant to Section 2.1(e) of the Merger Agreement or otherwise to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14I(c) under the Exchange Act, pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares unless all of the following conditions have been satisfied:

A.          immediately prior to the expiration of the Offer, there shall have been validly tendered in accordance with the terms of the Offer and “received” (as defined in Section 251(h)(6)(f) of the DGCL) and not validly withdrawn, a number of Shares that represents (and will represent immediately following the consummation of the Offer) at least a majority of the aggregate voting power of all Shares then outstanding (the condition set forth in this clause A being referred to herein as the “Minimum Condition”);

B.          any waiting period (and extensions thereof, including any timing agreement entered into with the relevant Government Authority) applicable to the transactions contemplated by the Merger Agreement under the HSR Act shall have expired or been terminated;

C.         there shall not be in effect any injunction or other order issued by a Governmental Authority of competent jurisdiction in the United States of America that that prohibits, enjoins, restrains or makes illegal the acceptance for payment of, or payment of, Shares pursuant to the Offer or consummation of the Offer or the Merger or making the Offer or the Merger illegal;

D.         the representations and warranties of the Company (i) contained in clause (ii) of Section 5.11(a) shall be true and correct in all respects, (ii) Section 5.1(a) (Organization; Good Standing) and the first sentence of Section 5.2 (Corporate Power; Enforceability), Section 5.6(a) (Company Capitalization; Capital Stock) and Section 5.6(b) (Company Capitalization; Stock Reservation) shall be true and correct in all respects (except for any inaccuracies that individually or in the aggregate are de minimis) as of the date hereof and as of the Expiration Time as though made at and as of such date (except to the extent expressly made as of an earlier date, in which case such representation and warranty will be true and correct in all material aspects at and as of such earlier date), (iii) contained in Section 5.1 (Organization; Good Standing), the last two sentences of Section 5.2 (Corporate Power; Enforceability), Section 5.3(a) (Company Board Approval), Section 5.3(b) (Fairness Opinion) (without giving effect to any qualification as to “materiality” or Company Material Adverse Effect qualifiers set forth therein), shall be true and correct in all material respects as of the date hereof and as of the date of the Expiration Time as though made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (iv) any other representation and warranty of the Company contained in Article V of the Agreement shall be true and correct in all respects as of the date hereof and as of the date of the Expiration Time as though made as of such date (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date), except, in each case, where the failure to be so true and correct would (without giving effect to any qualification as to “materiality” or Company Material Adverse Effect qualifiers set forth therein) not have, individually or in the aggregate, a Company Material Adverse Effect;

E.          the Company shall have complied with or performed in all material respects its obligations under the Merger Agreement that are required to be complied with or performed at or prior to the Expiration Time;

F.          the Company shall have delivered to Parent a certificate signed by an authorized officer of the Company dated as of the date of the Expiration Time certifying that the Offer Conditions specified in clauses D and E have been satisfied;

G.          since the date of the Merger Agreement, there has not been a Company Material Adverse Effect; and

H.          the Merger Agreement shall not have been terminated in accordance with its terms.

Subject to the terms and conditions of the Merger Agreement, the foregoing Offer Conditions are for the sole benefit of Parent and Merger Sub and may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to any such conditions. Subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, the foregoing Offer Conditions (except for the Minimum Condition) may be waived by Parent or Merger Sub, in whole or in part, at any time, at the sole discretion of Parent or Merger Sub. The failure or delay by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Capitalized terms used in this Annex I and not otherwise defined shall have the respective meaning assigned thereto in the Amended and Restated Agreement and Plan of Merger to which this Annex I is attached (the “Merger Agreement”).